FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of December 2010.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

Information furnished on this form:

1.	[English Translation]

Summary of Consolidated Financial Results for the six months ended September 30, 2010

2.	[English Translation]

Summary of Consolidated Financial Results for the six months ended September 30, 2010

(Supplementary Information)

3.	[English Summary]

Quarterly Securities Report for the Three Months Ended September 30, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.
Date: December 3, 2010
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida
Manager of Corporate Legal Department

[Translation]

Summary of Consolidated Financial Results for the six months ended September 30, 2010

UNOFFICIAL TRANSLATION

This document is an unofficial English translation of the Japanese original.

November 19, 2010

NKSJ Holdings, Inc.

Summary of Consolidated Financial Results for the six months ended September 30, 2010

[under Japanese GAAP]

Company Name:	NKSJ Holdings, Inc.
Listed on:	Tokyo and Osaka Stock Exchange
Stock Code Number:	8630
URL:	http://www.nksj-hd.com/
Representative Director:	Masatoshi Sato, President & CEO
Contact:	Kazuhisa Tamura, Manager, Accounting Department

Scheduled date to file Quarterly Securities Report:	November 26, 2010
Scheduled date to start payment of dividends:	———
Supplementary information for quarterly financial statements:	Yes
Schedule for quarterly investor meeting:	Yes (for institutional investors and analysts)

Note) Any amounts less than one million yen are rounded down, unless otherwise noted.

1.	Consolidated Financial Results for the six months ended September 30, 2010 (April 1 to September 30, 2010)

(1)	Consolidated Results of Operations

Note) The percentages are changes from corresponding period of previous fiscal year.

	Ordinary income		Ordinary profit		Net income
	millions of yen	%	millions of yen	%	millions of yen	%
Six months ended September 30, 2010	1,329,799	—	38,888	—	24,116	—
Six months ended September 30, 2009	—	—	—	—	—	—

	Net income per share	Diluted net income per share
	yen	yen
Six months ended September 30, 2010	14.52	14.50
Six months ended September 30, 2009	—	—

(2)	Consolidated Financial Conditions

	Total assets	Total net assets	Equity ratio	Total net assets per share
	millions of yen	millions of yen	%	yen
As of September 30, 2010	9,026,824	1,122,876	12.4	673.01
As of March 31, 2010	—	—	—	—

Reference) Equity capital:	As of September 30, 2010	1,117,540 million yen
	As of March 31, 2010	— million yen

2.	Dividends

Dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Fiscal year ended March 31, 2010	—	—	—	—	—
Fiscal year ending March 31, 2011	—	—
Fiscal year ending March 31, 2011 (Forecast)			—	20.00	20.00

Note) Revision	to the forecasts for dividends during the second quarter: None

3.	Consolidated Forecasts for the fiscal year ending March 31, 2011 (April 1, 2010 to March 31, 2011)

Note) The percentages are changes from corresponding period of previous fiscal year.

	Ordinary income		Ordinary profit		Net income		Net income per share
	millions of yen	%	millions of yen	%	millions of yen	%	yen
Fiscal year ending March 31, 2011 (April 1, 2010 to March 31, 2011)	2,625,000	—	48,000	—	25,000	—	15.05

Note)	Revision to the forecasts for the fiscal year during the second quarter: Yes

4.	Other

Note)	Please refer to “Other Information” on page 3 for details.

(1)	Changes in significant subsidiaries during the six months ended September 30, 2010: None

Note)   The above shows changes in specified subsidiaries resulting in the change in the scope of consolidation during the six months ended September 30, 2010.

(2)	Changes in accounting policies, procedures and methods of presentation

 Changes due to revisions to accounting standards:	None

‚ Changes due to other reasons:	None

Note)	The above shows changes which are shown in “Changes in significant accounting policies for the preparation of the interim consolidated financial statements”.

(3)	Number of shares outstanding (Common stock) :

 Total shares outstanding including treasury stock:

As of September 30, 2010	1,661,409,178 shares

As of March 31, 2010	— shares

‚ Treasury stock:

As of September 30, 2010	907,549 shares

As of March 31, 2010	— shares

ƒ Average number of shares outstanding:

For the six months ended September 30, 2010	1,660,781,785 shares

For the six months ended September 30, 2009	— shares

(Summary of Non-consolidated Financial Results)

1.	Non-consolidated Financial Results for the six months ended September 30, 2010 (April 1 to September 30, 2010)

(1)	Non-consolidated Results of Operations

Note) The percentages are changes from corresponding period of previous fiscal year.

	Operating income		Operating profit		Ordinary profit		Net income
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%
Six months ended September 30, 2010	2,423	—	1,187	—	478	—	476	—
Six months ended September 30, 2009	—	—	—	—	—	—	—	—

Net income per share
yen
Six months ended September 30, 2010	0.28
Six months ended September 30, 2009	—

(2)	Non-consolidated Financial Conditions

	Total assets	Total net assets	Equity ratio	Total net assets per share
	millions of yen	millions of yen	%	yen
As of September 30, 2010	881,652	879,217	99.5	528.06
As of March 31, 2010	—	—	—	—

Reference) Equity capital:	As of September 30, 2010	876,854 million yen
	As of March 31, 2010	— million yen

(Disclosure regarding the execution of the interim audit process)

This summary is outside the scope of the interim audit procedure which is required by “Financial Instruments and Exchange Act”. The interim audit process of the interim consolidated financial statements and the interim non-consolidated financial statements was not completed as of the date of the disclosure of this summary.

(Notes for using forecasted information etc.)

The forecasts included in this document are based on the currently available information and certain assumptions that we believe reasonable. Accordingly, the actual results may differ materially from those projected herein depending on various factors.

For assumptions underlying the forecasts and notes for using forecasted information, please refer to “Qualitative information related to the consolidated forecasts” on page 2 and “Note Regarding Forward-looking Statements” on page 21.

Non-consolidated forecasts for the fiscal year ending March 31, 2011 (April 1, 2010 to March 31, 2011) are not disclosed.

NKSJ Holdings, Inc. prepares the interim consolidated financial statements and the interim non-consolidated financial statements for the six months ended September 30, 2010, since it conducts business defined in the provision of Article 17-15 Paragraph 2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

NKSJ Holdings, Inc. was established on April 1, 2010 as a holding company of Sompo Japan Insurance Inc. and NIPPONKOA Insurance Co., Ltd. This consolidated fiscal year is the first period, so there are no results for the fiscal year ended March 31, 2010 and the six months ended September 30, 2009.

1

1.	Qualitative Information related to the Consolidated Financial Results for the six months ended September 30, 2010

(1)	Qualitative information related to the consolidated results of operations

During the six months ended September 30, 2010, the Japanese economy continued facing severe difficulties, with high unemployment rate and growing risk of an economic downturn due to fluctuations in exchange rates and stock prices, even though corporate earnings and consumer spending improved because of recovery in overseas economies, mainly in Asia, and the effect of various fiscal stimulus measures.

Under such conditions, the consolidated results of operations for the six months ended September 30, 2010 are as follows.

1,261.3 billion yen of underwriting income, 63.2 billion yen of investment income and 5.1 billion yen of other ordinary income resulted in 1,329.7 billion yen of ordinary income. In contrast, 1,048.0 billion yen of underwriting expenses, 24.9 billion yen of investment expenses, 212.0 billion yen of operating, general and administrative expenses and 5.9 billion yen of other ordinary expenses resulted in 1,290.9 billion yen of ordinary expenses.

As a result, ordinary profit amounted to 38.8 billion yen. Net income after extraordinary items, net of total income taxes and non-controlling interests, resulted in 24.1 billion yen.

The information by reportable segments for the six months ended September 30, 2010 was as follows.

(a)	Property and casualty insurance business

In property and casualty insurance business, net premiums written amounted to 987.8 billion yen and net income amounted to 27.6 billion yen.

(b)	Life insurance business

In life insurance business, life insurance premiums written amounted to 108.9 billion yen and net loss amounted to 2.3 billion yen.

(2)	Qualitative information related to the consolidated financial conditions

As of September 30, 2010, the total assets amounted to 9,026.8 billion yen and the total net assets amounted to 1,122.8 billion yen.

(3)	Qualitative information related to the consolidated forecasts

We forecast 2,625.0 billion yen of consolidated ordinary income, 48.0 billion yen of consolidated ordinary profit and 25.0 billion yen of consolidated net profit for the fiscal year ending March 31, 2011. Our assumptions relating to insurance underwriting are based on an extrapolation from past trends, while we have allowed for 11.5 billion yen in net claims paid due to natural disasters. Our forecasts relating to asset investment performance assume that market interest rates, exchange rates and stock prices remain at or near their levels as of end-September 2010.

2

2.	Other Information

(1)	Summary of changes in significant subsidiaries

None.

(2)	Summary of changes in accounting policies, procedures and methods of presentation

NKSJ Holdings, Inc. is a sole parent company of Sompo Japan Insurance Inc. and NIPPONKOA Insurance Co., Ltd. established through share exchange on April 1, 2010. This consolidated fiscal year is the first period, so there is no change in accounting policies, procedures and methods of presentation.

3

3.	Interim Consolidated Financial Statements

(1)	Interim Consolidated Balance Sheets

(Millions of yen)
As of September 30, 2010
Assets:
Cash and deposits	270,872
Call loans	98,497
Receivables under resale agreements	82,982
Receivables under securities borrowing transactions	27,146
Monetary receivables bought	37,253
Money trusts	84,648
Securities	6,511,189
Loans	713,053
Tangible fixed assets	362,176
Intangible fixed assets	31,566
Other assets	571,200
Deferred tax assets	242,078
Allowance for possible loan losses	(5,839)

Total assets	9,026,824

Liabilities:
Underwriting funds:	7,352,175
Reserve for outstanding losses and claims	993,986
Underwriting reserves	6,358,188
Bonds	128,000
Other liabilities	269,655
Reserve for retirement benefits	106,503
Reserve for retirement benefits to directors	113
Reserve for bonus payments	25,510
Reserves under the special laws:	21,336
Reserve for price fluctuation	21,336
Deferred tax liabilities	654

Total liabilities	7,903,947

Net assets:
Shareholders’ equity:
Common stock	100,045
Capital surplus	438,555
Retained earnings	335,209
Treasury stock	(527)

Total shareholders’ equity	873,282

Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	266,889
Deferred gains on hedges	5,330
Foreign currency translation adjustments	(27,962)

Total valuation and translation adjustments	244,258

Stock acquisition rights	2,362
Non-controlling interests	2,973

Total net assets	1,122,876

Total liabilities and net assets	9,026,824

4

(2)	Interim Consolidated Statements of Income

(Millions of yen)
Six months ended September 30, 2010 (April 1 to September 30, 2010)
Ordinary income:	1,329,799
Underwriting income:	1,261,384
Net premiums written	987,832
Deposits of premiums by policyholders	79,398
Interest and dividend income on deposits of premiums, etc.	30,061
Life insurance premiums written	108,905
Reversal of reserve for outstanding losses and claims	35,643
Reversal of underwriting reserves	16,454
Investment income:	63,222
Interest and dividend income	78,453
Investment gains on money trusts	896
Investment gains on trading securities	67
Gains on sales of securities	5,839
Transfer of interest and dividend income on deposits of premiums, etc.	(30,061)
Other ordinary income	5,191
Ordinary expenses:	1,290,910
Underwriting expenses:	1,048,058
Net claims paid	607,279
Loss adjustment expenses	65,449
Net commissions and brokerage fees	176,065
Maturity refunds to policyholders	165,853
Life insurance claims paid	28,735
Investment expenses:	24,913
Investment losses on money trusts	581
Losses on sales of securities	2,201
Impairment losses on securities	6,827
Operating, general and administrative expenses	212,008
Other ordinary expenses:	5,929
Interest paid	3,619

Ordinary profit	38,888

Extraordinary gains:	2,015
Gains on disposal of fixed assets	79
Gains on negative goodwill	149
Other extraordinary gains	1,785
Extraordinary losses:	4,923
Losses on disposal of fixed assets	324
Impairment losses	662
Provision for reserves under the special laws:	2,843
Provision for reserve for price fluctuation	2,843
Other extraordinary losses	1,093

Income before income taxes and non-controlling interests	35,980

Income taxes	2,793
Deferred income taxes	9,250

Total income taxes	12,043

Income before non-controlling interests	23,936

Non-controlling interests	(180)

Net income	24,116

5

(3)	Interim Consolidated Statements of Changes in Net Assets

(Millions of yen)
Six months ended September 30, 2010 (April 1 to September 30, 2010)
Shareholders’ equity:
Common stock:
Balance at the beginning of the period	70,000
Changes during the period
Issuance of new stocks—exercise of stock acquisition rights	45
Increase due to share exchange	30,000

Total changes during the period	30,045

Balance at the end of the period	100,045

Capital surplus:
Balance at the beginning of the period	24,229
Changes during the period
Issuance of new stocks—exercise of stock acquisition rights	45
Disposal of treasury stock	31
Increase due to share exchange	414,248

Total changes during the period	414,325

Balance at the end of the period	438,555

Retained earnings:
Balance at the beginning of the period	336,793
Changes during the period
Dividends	(25,700)
Net income	24,116

Total changes during the period	(1,584)

Balance at the end of the period	335,209

Treasury stock:
Balance at the beginning of the period	—
Changes during the period
Acquisition of treasury stock	(708)
Disposal of treasury stock	180

Total changes during the period	(527)

Balance at the end of the period	(527)

Total shareholders’ equity:
Balance at the beginning of the period	431,023
Changes during the period
Issuance of new stocks—exercise of stock acquisition rights	91
Dividends	(25,700)
Net income	24,116
Acquisition of treasury stock	(708)
Disposal of treasury stock	212
Increase due to share exchange	444,248

Total changes during the period	442,259

Balance at the end of the period	873,282

6

(Millions of yen)
Six months ended September 30, 2010 (April 1 to September 30, 2010)
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax:
Balance at the beginning of the period	389,352
Changes during the period
Net changes in items other than shareholders’ equity	(122,463)

Total changes during the period	(122,463)

Balance at the end of the period	266,889

Deferred gains on hedges
Balance at the beginning of the period	—
Changes during the period
Net changes in items other than shareholders’ equity	5,330

Total changes during the period	5,330

Balance at the end of the period	5,330

Foreign currency translation adjustments:
Balance at the beginning of the period	(21,674)
Changes during the period
Net changes in items other than shareholders’ equity	(6,287)

Total changes during the period	(6,287)

Balance at the end of the period	(27,962)

Total valuation and translation adjustments:
Balance at the beginning of the period	367,678
Changes during the period
Net changes in items other than shareholders’ equity	(123,420)

Total changes during the period	(123,420)

Balance at the end of the period	244,258

Stock acquisition rights:
Balance at the beginning of the period	1,302
Changes during the period
Net changes in items other than shareholders’ equity	1,059

Total changes during the period	1,059

Balance at the end of the period	2,362

Non-controlling interests:
Balance at the beginning of the period	2,839
Changes during the period
Net changes in items other than shareholders’ equity	133

Total changes during the period	133

Balance at the end of the period	2,973

7

(Millions of yen)
Six months ended September 30, 2010 (April 1 to September 30, 2010)
Total net assets:
Balance at the beginning of the period	802,843
Changes during the period
Issuance of new stocks—exercise of stock acquisition rights	91
Dividends	(25,700)
Net income	24,116
Acquisition of treasury stock	(708)
Disposal of treasury stock	212
Increase due to share exchange	444,248
Net changes in items other than shareholders’ equity	(122,226)

Total changes during the period	320,032

Balance at the end of the period	1,122,876

8

(4)	Notes on Going-Concern Assumption

None.

(5)	Securities

As of September 30, 2010

1.	Bonds held to maturity

	(Millions of yen)
	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Securities whose fair value exceeds their carrying amount on balance sheet
Domestic bonds	1,074,635	1,153,057	78,421
Foreign securities	46,701	47,441	740

Subtotal	1,121,337	1,200,499	79,161

Securities whose fair value doesn’t exceed their carrying amount on balance sheet
Domestic bonds	2,291	2,227	(64)
Foreign securities	24,336	24,203	(133)

Subtotal	26,628	26,430	(197)

Total	1,147,965	1,226,930	78,964

2.	Policy reserve matching bonds

	(Millions of yen)
	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Securities whose fair value exceeds their carrying amount on balance sheet
Domestic bonds	12,079	12,872	792

Securities whose fair value doesn’t exceed their carrying amount on balance sheet
Domestic bonds	—	—	—

Total	12,079	12,872	792

3.	Securities available for sale

	(Millions of yen)
	Carrying amount on balance sheet	Cost	Unrealized gains (losses)
Securities whose carrying amount on balance sheet exceeds their cost
Domestic bonds	2,486,904	2,390,706	96,197
Domestic stocks	913,245	463,232	450,012
Foreign securities	524,338	487,609	36,728
Others	69,030	64,353	4,677

Subtotal	3,993,518	3,405,901	587,617

Securities whose carrying amount on balance sheet doesn’t exceed their cost
Domestic bonds	55,228	55,943	(715)
Domestic stocks	576,687	675,493	(98,806)
Foreign securities	540,011	607,468	(67,457)
Others	34,100	35,298	(1,198)

Subtotal	1,206,027	1,374,204	(168,177)

Total	5,199,546	4,780,106	419,439

Notes)

1.	Securities available for sale, which are considered extremely difficult to figure out their fair value are not included in the above table.
2.	Certificate of deposit, which are classified as cash and deposits and beneficial interests in the loan trusts, which are classified as monetary receivables bought in the interim consolidated balance sheet, are included in “Others” above.
3.	Impairment losses on securities available for sale which have readily determinable fair value amount to 6,401 million yen (domestic stocks: 5,123 million yen, foreign securities: 1,277 million yen). Impairment losses on securities available for sale which are considered extremely difficult to figure out their fair value amount to 413 million yen (domestic stocks: 317 million yen, foreign securities: 47 million yen, others: 48 million yen).

NKSJ Holdings, Inc. and its domestic consolidated subsidiaries recognize impairment losses on securities available for sale which have readily determinable fair value if fair value declines by 30% or more of their cost as of the interim balance sheet date, as a rule.

9

(6)	Derivatives Transactions

As of September 30, 2010

1.	Currency derivatives

	(Millions of yen)
	Notional amount	Due after 1 year of notional amount	Fair value	Unrealized gains (losses)
Over-the-counter transactions:
Forward foreign exchanges:
Short
EUR	66,892	—	(3,062)	(3,062)
USD	29,161	—	760	760
Long
TRY	19,956	—	281	281
USD	19,389	—	(53)	(53)

Total	—	—	(2,073)	(2,073)

Notes)

1.	Information on currency derivatives transactions other than the above-mentioned transactions is omitted because of no transactions.
2.	Calculation methods for the fair value
The fair value is calculated using forward exchange rate.
As for forward foreign exchanges transactions between foreign currency and the other foreign currency, the fair value is calculated using forward exchange rate of the other foreign currency and yen on the day of forward foreign exchanges transactions.
3.	Derivatives transactions to which hedge accounting is applied are excluded.

2.	Interest rate derivatives

	(Millions of yen)
	Notional amount	Due after 1 year of notional amount	Fair value	Unrealized gains (losses)
Over-the-counter transactions:
Interest rate swaps:
Receive fix / Pay float	15,000	—	63	63

Total	—	—	63	63

Notes)

1.	Information on interest rate derivatives transactions other than the above-mentioned transactions is omitted because of no transactions.
2.	Calculation methods for the fair value
The fair value is calculated by discounting future cash flow to the present value.
3.	Derivatives transactions to which hedge accounting is applied are excluded.

10

3.	Equity derivatives

	(Millions of yen)
	Notional amount		Due after 1 year of notional amount		Fair value	Unrealized gains (losses)
Market transactions:
Equity index futures:
Short	5,209		—		14	14
Equity index options:
Short
Call	5,417		—
	205	*	—	*	(6)	199
Long
Put	4,400		—
	205	*	—	*	406	201

Total	—		—		414	414

Notes)

1.	Information on equity derivatives transactions other than the above-mentioned transactions is omitted because of no transactions.
2.	Calculation methods for the fair value
(1)	Equity index futures

The fair value is based on the closing price at major exchanges.

(2)	Equity index options

The fair value is based on the closing price at major exchanges.

3.	Amounts with an asterisk (*) represent the amount of the option premiums.

4.	Bond derivatives

	(Millions of yen)
	Notional amount	Due after 1 year of notional amount	Fair value	Unrealized gains (losses)
Market transactions:
Bond futures:
Long	1,500	—	3	3

Total	—	—	3	3

Notes)

1.	Information on bond derivatives transactions other than the above-mentioned transactions is omitted because of no transactions.
2.	Calculation methods for the fair value

The fair value is based on the closing price at major exchanges.

5.	Commodity derivatives

None.

11

6.	Others

	(Millions of yen)
	Notional amount		Due after 1 year of notional amount		Fair value	Unrealized gains (losses)
Over-the-counter transactions:
Credit derivatives:
Short	7,000		7,000		18	18
Long	3,000		1,000		3	3
Weather derivatives:
Short	480		—
	28	*	—	*	(14)	13
Earthquake derivatives:
Short	5,000		1,050
	141	*	21	*	(24)	116
Long	3,555		3,033
	366	*	290	*	138	(227)

Total	—		—		121	(75)

Notes)

1.	Calculation methods for the fair value
(1)	Credit derivatives

The fair value is based on the price quoted by counterparties.

(2)	Weather derivatives

The fair value is calculated based on the contract term and the element of the contract.

(3)	Earthquake derivatives

The fair value is calculated based on the contract term and the element of the contract.

2.	Amounts with an asterisk (*) represent the amount of the option premiums.

12

4.	Interim Financial Statements (Non-consolidated)

(1)	Interim Balance Sheets (Non-consolidated)

(Millions of yen)
As of September 30, 2010
Assets:
Current assets:
Cash and bank deposits	2,269
Accounts receivable	240

Total current assets	2,509

Fixed assets:
Tangible fixed assets	275
Investments and other assets:
Investments in subsidiaries and affiliates	878,799
Others	67

Total investments and other assets	878,866

Total fixed assets	879,142

Total assets	881,652

Liabilities:
Current liabilities:
Short-term borrowings	2,200
Income taxes payable	7
Reserve for bonus payments	104
Others	123

Total current liabilities	2,435

Total liabilities	2,435

Net assets:
Shareholders’ equity:
Common stock	100,045
Capital surplus:
Capital reserves	25,045
Other capital surplus	751,814

Total capital surplus	776,859

Retained earnings:
Other retained earnings:
Retained earnings carried forward	476

Total retained earnings	476

Treasury stock	(527)

Total shareholders’ equity	876,854

Stock acquisition rights	2,362

Total net assets	879,217

Total liabilities and net assets	881,652

13

(2)	Interim Statements of Income (Non-consolidated)

(Millions of yen)
Six months ended September 30, 2010 (April 1 to September 30, 2010)
Operating income:
Dividends received from subsidiaries and affiliates	1,200
Fees received from subsidiaries and affiliates	1,223

Total operating income	2,423

Operating expenses:
Operating, general and administrative expenses	1,235

Total operating expenses	1,235

Operating profit	1,187

Non-operating income	0
Non-operating expenses:
Amortization of establishment costs	704
Others	4

Total non-operating expenses	709

Ordinary profit	478

Income before income taxes	478

Income taxes	1

Total income taxes	1

Net income	476

14

(3)	Interim Statements of Changes in Net Assets (Non-consolidated)

(Millions of yen)
Six months ended September 30, 2010 (April 1 to September 30, 2010)
Shareholders’ equity:
Common stock:
Balance at the beginning of the period	—
Changes during the period
Issuance of new stocks—exercise of stock acquisition rights	45
Increase due to share exchange	100,000

Total changes during the period	100,045

Balance at the end of the period	100,045

Capital surplus:
Capital reserves
Balance at the beginning of the period	—
Changes during the period
Issuance of new stocks—exercise of stock acquisition rights	45
Increase due to share exchange	25,000

Total changes during the period	25,045

Balance at the end of the period	25,045

Other capital surplus:
Balance at the beginning of the period	—
Changes during the period
Disposal of treasury stock	31
Increase due to share exchange	751,782

Total changes during the period	751,814

Balance at the end of the period	751,814

Retained earnings:
Other retained earnings:
Retained earnings carried forward:
Balance at the beginning of the period	—
Changes during the period
Net income	476

Total changes during the period	476

Balance at the end of the period	476

Treasury stock:
Balance at the beginning of the period	—
Changes during the period
Acquisition of treasury stock	(708)
Disposal of treasury stock	180

Total changes during the period	(527)

Balance at the end of the period	(527)

15

(Millions of yen)
Six months ended September 30, 2010 (April 1 to September 30, 2010)

Total shareholders’ equity:
Balance at the beginning of the period	—
Changes during the period
Issuance of new stocks—exercise of stock acquisition rights	91
Net income	476
Acquisition of treasury stock	(708)
Disposal of treasury stock	212
Increase due to share exchange	876,782

Total changes during the period	876,854

Balance at the end of the period	876,854

Stock acquisition rights:
Balance at the beginning of the period	—
Changes during the period
Net changes in items other than shareholders’ equity	2,362

Total changes during the period	2,362

Balance at the end of the period	2,362

Total net assets:
Balance at the beginning of the period	—
Changes during the period
Issuance of new stocks—exercise of stock acquisition rights	91
Net income	476
Acquisition of treasury stock	(708)
Disposal of treasury stock	212
Increase due to share exchange	876,782
Net changes in items other than shareholders’ equity	2,362

Total changes during the period	879,217

Balance at the end of the period	879,217

16

(4)	Notes on Going-Concern Assumption

None.

17

5.	Supplementary Information

(1)	Summary of Results of Operations

(Millions of yen)
Six months ended September 30, 2010 (April 1 to September 30, 2010)
Ordinary income and expenses:
Underwriting income:	1,261,384
Net premiums written	987,832
Deposits of premiums by policyholders	79,398
Life insurance premiums written	108,905
Underwriting expenses:	1,048,058
Net claims paid	607,279
Loss adjustment expenses	65,449
Net commissions and brokerage fees	176,065
Maturity refunds to policyholders	165,853
Life insurance claims paid	28,735

Investment income:	63,222
Interest and dividend income	78,453
Gains on sales of securities	5,839
Investment expenses:	24,913
Losses on sales of securities	2,201
Impairment losses on securities	6,827

Operating, general and administrative expenses	212,008

Other ordinary income and expenses	(737)

Ordinary profit	38,888

Extraordinary gains and losses:
Extraordinary gains	2,015
Extraordinary losses	4,923

Net extraordinary losses	(2,908)

Income before income taxes and non-controlling interests	35,980
Income taxes	2,793
Deferred income taxes	9,250
Total income taxes	12,043
Income before non-controlling interests	23,936
Non-controlling interests	(180)

Net income	24,116

18

(2)	Premiums Written and Claims Paid by Lines of Business (Consolidated)

Direct premiums written (including deposits of premiums by policyholders)

	(Millions of yen)
	Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	% of total amount	Rate of change
		%	%
Fire and allied insurance	175,867	15.5	—
Marine insurance	29,665	2.6	—
Personal accident insurance	151,217	13.4	—
Voluntary automobile insurance	491,237	43.4	—
Compulsory automobile liability insurance	130,407	11.5	—
Others	153,474	13.6	—

Total	1,131,870	100.0	—
Deposits of premiums by policyholders	79,398	7.0	—

Net premiums written
	(Millions of yen)
	Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	% of total amount	Rate of change
		%	%
Fire and allied insurance	114,169	11.6	—
Marine insurance	23,893	2.4	—
Personal accident insurance	96,874	9.8	—
Voluntary automobile insurance	490,656	49.7	—
Compulsory automobile liability insurance	124,069	12.6	—
Others	138,170	14.0	—

Total	987,832	100.0	—

Net claims paid
	(Millions of yen)
	Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	% of total amount	Rate of change
		%	%
Fire and allied insurance	48,136	7.9	—
Marine insurance	11,798	1.9	—
Personal accident insurance	50,343	8.3	—
Voluntary automobile insurance	299,816	49.4	—
Compulsory automobile liability insurance	114,290	18.8	—
Others	82,893	13.7	—

Total	607,279	100.0	—

Note to the above three tables:

The above figures represent amounts before offsetting internal transactions among consolidated segments.

19

(3)	Life Insurance Business (Consolidated)

Life insurance premiums

	(Millions of yen)
	Six months ended September 30, 2010 (April 1 to September 30, 2010)
	Amount	Rate of change
		%
Life insurance premiums	108,905	—

Note) The above figures represent amounts before offsetting internal transactions among consolidated segments.

Total amount of policies in force

	(Millions of yen)
	As of September 30, 2010
	Amount	Rate of change
		%
Individual insurance	15,902,856	—
Individual annuities	277,171	—
Group insurance	3,024,206	—
Group annuities	—	—

Notes)

1.	The above figures represent amounts before offsetting internal transactions among consolidated segments.
2.	Amount of “Individual annuities” represents the sum of annuity fund at the beginning of annuity payment of contracts before the beginning of annuity payment and policy reserves for the contracts after the beginning of annuity payment.

Total amount of new policies

	(Millions of yen)
	Six months ended September 30, 2010 (April 1 to September 30, 2010)
	Net increase by new policies and conversion	New policies	Net increase by conversion
Individual insurance	1,536,763	1,536,763	—
Individual annuities	6,580	6,580	—
Group insurance	17,702	17,702	—
Group annuities	—	—	—

Notes)

1.	The above figures represent amounts before offsetting internal transactions among consolidated segments.
2.	Amount of “Net increase by new policies and conversion” for “Individual annuities” represents the amount of annuity fund at the beginning of annuity payment.

Annualized premiums of new policies (individual insurance and individual annuities)

	(Millions of yen)
	Six months ended September 30, 2010 (April 1 to September 30, 2010)
	Amount	Rate of change
		%
Annualized premiums of new policies	18,031	—

Note) The above figures represent amounts before offsetting internal transactions among consolidated segments.

20

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Quarterly Securities Reports.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Risk of intensification of competition in the property and casualty insurance business

(3)	Changes to laws, regulations, and systems

(4)	Natural catastrophe risks related to insurance products

(5)	Occurrence of losses exceeding projection

(6)	Reinsurance risk

(7)	Effects of declining stock price

(8)	Effects of fluctuation in interest rate

(9)	Credit risk

(10)	Effects of fluctuation in foreign exchange rate

(11)	Liquidity risk

(12)	Life insurance business risks

(13)	Overseas business risk

(14)	Non-insurance business risk

(15)	Credit rating downgrade

(16)	Business interruption risk in case of natural disasters, etc.

(17)	Information security risk

(18)	Reputational risk

(19)	System integration risk

(20)	Risk of failure to adequately realize business integration synergies

(21)	Risks related to merger of life insurance subsidiaries

(22)	Other risks

21

[English Translation]

Summary of Consolidated Financial Results for the six months ended September 30, 2010

(Supplementary Information)

UNOFFICIAL TRANSLATION

This document is an unofficial English translation of the Japanese original.

Summary of Consolidated Financial Results

for the six months ended September 30, 2010

Supplementary Information

November 19, 2010

NKSJ Holdings, Inc.

(Stock code number : 8630)

Summary of Consolidated Financial Results for the six months ended September 30, 2010

Supplementary Information Contents

1. Overview of Consolidated Financial Results for the six months ended September 30, 2010

1

2

1.	Overview of Consolidated Financial Results for the six months ended September 30, 2010

NKSJ Holdings, Inc.

Overview of Consolidated Financial Results for the six months ended September 30, 2010

		(Millions of yen)
		Six months ended September 30, 2010 (April 1 to September 30, 2010)
Ordinary income:	(1)	1,329,799
Net premiums written	(2)	987,832
Life insurance premiums written	(3)	108,905
Ordinary profit	(4)	38,888
Net income	(5)	24,116

		(Millions of yen)
		Ordinary profit	Net income
Sompo Japan Insurance Inc. (Consolidated)	(6)	22,216	15,355
+
NIPPONKOA Insurance Co., Ltd. (Consolidated)	(7)	20,444	12,910
+
Consolidation adjustment	(8)	(3,772)	(4,148)
=
NKSJ Holdings, Inc. (Consolidated)	(9)	38,888	24,116

Note)	The transaction related to the establishment of NKSJ Holdings, Inc. is accounted for under the purchase method as accounting methods for business combination.

The major component of the above “Consolidation adjustment” is the amount of adjustments due to the application of the purchase method.

Summary of Results of Operations by Lines of Business Segments

		(Millions of yen)
		Property and casualty insurance business				Life insurance business	Others	Total
		Domestic property and casualty insurance business			Overseas property and casualty insurance business
			Sompo Japan	NIPPONKOA
Net premiums written	(10)	972,875	643,682	316,583	14,957	—	—	987,832
Life insurance premiums written	(11)	—	—	—	—	108,905	—	108,905
Ordinary profit	(12)	41,929	25,331	17,584	496	(2,369)	(1,167)	38,888
Net income	(13)	27,467	17,230	11,064	149	(2,379)	(1,121)	24,116

Note)	Ordinary profit and net income represent amounts after consolidation adjustments.

3

Sompo Japan Insurance Inc. (Non-consolidated)

Overview of Financial Results for the six months ended September 30, 2010

Summary of Results of Operations

			(Millions of yen)
			Six months ended September 30, 2009 (April 1 to September 30, 2009)	Six months ended September 30, 2010 (April 1 to September 30, 2010)	Increase (Decrease)	Rate of change
Ordinary income and expenses:
Underwriting income and expenses:
Direct premiums written (including deposits of premiums by policyholders)		(1)	727,313	737,131	9,817	1.3%
Direct premiums written		(2)	673,086	677,684	4,598	0.7
(+) Net premiums written		(3)	641,665	643,682	2,017	0.3
(–) Net claims paid		(4)	440,894	399,085	(41,808)	(9.5)
(–) Loss adjustment expenses		(5)	38,347	46,843	8,496	22.2
(–) Net commissions and brokerage fees		(6)	107,227	107,566	339	0.3
(+) Deposits of premiums by policyholders		(7)	54,227	59,446	5,218	9.6
(+) Interest and dividend income on deposits of premiums, etc.		(8)	21,141	19,612	(1,529)	(7.2)
(–) Maturity refunds and dividends to policyholders		(9)	74,707	109,736	35,029	46.9
(–) Provision for reserve for outstanding losses and claims		(10)	(72,297)	(33,344)	38,953	—
(–) Provision for underwriting reserves		(11)	(10,780)	(31,319)	(20,538)	—
(+) Other underwriting income and expenses		(12)	(7,102)	(682)	6,420	—
Gross underwriting margin		(13)	131,834	123,491	(8,342)	(6.3)

Operating, general and administrative expenses related to underwriting		(14)	111,925	107,074	(4,850)	(4.3)
Other income and expenses		(15)	(1,701)	(2,243)	(542)	—
Underwriting profit		(16)	18,207	14,173	(4,034)	(22.2)

Investment income and expenses:
(+) Interest and dividend income		(17)	46,319	43,199	(3,120)	(6.7)
(+) Investment gains and losses on money trusts		(18)	(1,262)	(414)	848	—
(+) Gains and losses on sales of securities		(19)	1,216	1,456	240	19.8
(–) Impairment losses on securities		(20)	4,148	3,789	(359)	(8.7)
(+) Transfer of interest and dividend income on deposits of premiums, etc.		(21)	(21,141)	(19,612)	1,529	—
(+) Gains and losses on derivatives		(22)	7,329	7,044	(284)	(3.9)
(+) Other investment income and expenses		(23)	(9,066)	(12,750)	(3,684)	—
Gross investment margin		(24)	19,245	15,133	(4,112)	(21.4)

(–) Operating, general and administrative expenses		(25)	118,006	112,706	(5,299)	(4.5)

(+) Other ordinary income and expenses		(26)	(934)	(813)	121	—

Ordinary profit		(27)	32,138	25,105	(7,033)	(21.9)

Extraordinary gains and losses:
(+) Extraordinary gains		(28)	15,205	3,129	(12,075)	(79.4)
(–) Extraordinary losses		(29)	3,156	2,392	(763)	(24.2)

Net extraordinary gains		(30)	12,049	737	(11,312)	(93.9)

Income before income taxes		(31)	44,188	25,842	(18,345)	(41.5)

(–) Income taxes		(32)	257	218	(39)	(15.1)
(–) Refunded income taxes for prior period		(33)	(733)	—	733	—
(–) Deferred income taxes		(34)	13,948	7,309	(6,638)	(47.6)

Total income taxes		(35)	13,472	7,528	(5,944)	(44.1)

Net income		(36)	30,715	18,313	(12,401)	(40.4)

Underwriting result:
(+) Net premiums written		(37)	641,665	643,682	2,017	0.3

(–) Net claims paid		(38)	440,894	399,085	(41,808)	(9.5)

(–) Loss adjustment expenses		(39)	38,347	46,843	8,496	22.2

(–) Operating expenses:		(40)	219,152	214,641	(4,511)	(2.1)

Net commissions and brokerage fees		(41)	107,227	107,566	339	0.3
Operating, general and administrative expenses related to underwriting		(42)	111,925	107,074	(4,850)	(4.3)

Underwriting result		(43)	(56,728)	(16,887)	39,840	—

Ratios:
Net loss ratio	(%)	(44)	74.7	69.3	(5.4)
Net expense ratio	(%)	(45)	34.2	33.3	(0.8)
Underwriting result ratio	(%)	(46)	(8.8)	(2.6)	6.2

4

Sompo Japan Insurance Inc. (Non-consolidated)

Premiums Written and Claims Paid by Lines of Business

Direct premiums written (excluding deposits of premiums by policyholders)

	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	85,962	12.8%	(1.3)%	83,312	12.3%	(3.1)%
Marine insurance	14,498	2.2	(26.7)	16,095	2.4	11.0
Personal accident insurance	68,055	10.1	(1.5)	68,042	10.0	(0.0)
Voluntary automobile insurance	321,841	47.8	(2.7)	319,815	47.2	(0.6)
Compulsory automobile liability insurance	88,480	13.1	(16.5)	90,794	13.4	2.6
Others	94,248	14.0	(0.1)	99,624	14.7	5.7

Total	673,086	100.0	(4.8)	677,684	100.0	0.7
Deposits of premiums by policyholders	54,227	—	(26.7)	59,446	—	9.6

Net premiums written
	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	67,676	10.5%	(3.2)%	67,519	10.5%	(0.2)%
Marine insurance	12,167	1.9	(27.5)	12,939	2.0	6.3
Personal accident insurance	67,482	10.5	(1.6)	67,788	10.5	0.5
Voluntary automobile insurance	322,609	50.3	(2.1)	319,777	49.7	(0.9)
Compulsory automobile liability insurance	82,320	12.8	(18.3)	85,466	13.3	3.8
Others	89,407	13.9	0.1	90,191	14.0	0.9

Total	641,665	100.0	(4.9)	643,682	100.0	0.3

Net claims paid
	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	Rate of change	Net loss ratio	Amount	Rate of change	Net loss ratio
Fire and allied insurance	28,980	1.5%	44.5%	27,943	(3.6)%	43.3%
Marine insurance	6,320	(12.6)	56.5	7,448	17.8	61.2
Personal accident insurance	33,179	0.1	54.3	34,190	3.0	55.8
Voluntary automobile insurance	194,223	(2.0)	67.6	190,544	(1.9)	69.4
Compulsory automobile liability insurance	77,744	(4.7)	101.8	78,071	0.4	98.8
Others	100,444	139.0	116.1	60,887	(39.4)	71.8

Total	440,894	12.8	74.7	399,085	(9.5)	69.3

5

Sompo Japan Insurance Inc. (Non-consolidated)

Net Incurred Loss related to Natural Disasters (which occurred in the period)

	(Millions of yen)
	Six months ended September 30, 2009			Six months ended September 30, 2010
	Net claims paid	Reserve for outstanding losses and claims	Net incurred loss	Net claims paid	Reserve for outstanding losses and claims	Net incurred loss
Fire and allied insurance	1,210	300	1,511	1,046	385	1,432
Voluntary automobile insurance	1,252	130	1,383	260	56	316
Others	66	44	110	97	14	111

Total	2,529	475	3,005	1,404	456	1,860

Notes)

1.	This table represents net claims paid and reserve for outstanding losses and claims related to natural disasters which occurred in the period.
2.	Net incurred loss = Net claims paid + Reserve for outstanding losses and claims

“Reserve for outstanding losses and claims” represents amounts deducting reinsurance recoverable on unpaid loss from direct insurance reserve for outstanding losses and claims.

Breakdown of Operating, General and Administrative Expenses and Loss Adjustment Expenses

	(Millions of yen)
	Six months ended September 30, 2009			Six months ended September 30, 2010
	Amount	Increase (Decrease)	Rate of change	Amount	Increase (Decrease)	Rate of change
			%			%
Personnel expenses	82,420	(1,993)	(2.4)	89,881	7,461	9.1
Non-personnel expenses	66,181	(3,211)	(4.6)	61,784	(4,397)	(6.6)
Others	7,751	(436)	(5.3)	7,884	132	1.7

Total	156,353	(5,641)	(3.5)	159,550	3,196	2.0

Reserve for Outstanding Losses and Claims

	(Millions of yen)
	Six months ended September 30, 2009		Six months ended September 30, 2010
	Balance	Change	Balance	Change
Fire and allied insurance	25,641	(6,962)	25,359	(973)
Marine insurance	12,244	(407)	11,103	(729)
Personal accident insurance	49,219	(1,417)	54,333	691
Voluntary automobile insurance	298,650	4,073	305,687	3,628
Compulsory automobile liability insurance	55,775	(1,543)	55,210	(608)
Others	244,708	(66,040)	202,763	(35,353)

Total	686,240	(72,297)	654,456	(33,344)

Notes)

1.	“Balance” of financial guarantee insurance is included in “Others”.

Six months ended September 30, 2009:	75,127 million yen	Six months ended September 30, 2010:	47,260 million yen
2.	“Change” of financial guarantee insurance is included in “Others”.

Six months ended September 30, 2009:	(65,055) million yen	Six months ended September 30, 2010:	(33,404) million yen

Ordinary Underwriting Reserves

	(Millions of yen)
	Six months ended September 30, 2009		Six months ended September 30, 2010
	Balance	Change	Balance	Change
Fire and allied insurance	493,842	(6,806)	489,156	(5,365)
Marine insurance	10,477	557	9,412	636
Personal accident insurance	79,480	7,066	83,576	6,784
Voluntary automobile insurance	188,585	(1,825)	185,107	1,555
Compulsory automobile liability insurance	405,704	(19,324)	367,201	(19,413)
Others	200,715	11,350	206,951	13,214

Total	1,378,806	(8,981)	1,341,405	(2,588)

Note)	This table excludes reserve for maturity refunds and reserve for dividends to policyholders of savings-type insurance and includes underwriting reserves of household earthquake and compulsory automobile liability insurance.

Catastrophic Loss Reserve

	(Millions of yen)
	Six months ended September 30, 2009				Six months ended September 30, 2010				Year ended March 31, 2010
	Reversal	Provision	Balance	Balance ratio	Reversal	Provision	Balance	Balance ratio	Balance	Balance ratio
				%				%		%
Fire and allied insurance	—	9,388	138,939	105.1	—	9,554	158,079	119.9	148,525	105.4
Marine insurance	—	454	25,795	106.0	280	474	26,425	102.1	26,231	110.5
Personal accident insurance	159	2,112	89,638	66.4	946	2,125	85,766	63.3	84,587	67.5
Voluntary automobile insurance	33,938	19,611	33,182	5.1	31,552	19,472	26,528	4.1	38,609	6.0
Others	1,168	6,072	92,605	51.8	741	6,113	102,105	56.6	96,733	60.2

Total	35,265	37,639	380,162	34.1	33,521	37,740	398,906	35.8	394,687	36.2

Note)	Balance ratio = Balance of catastrophic loss reserve / Net premiums written (excluding household earthquake and compulsory automobile liability insurance) × 100

As for the interim fiscal year, net premiums written are doubled for the calculation of balance ratio.

6

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Overview of Financial Results for the six months ended September 30, 2010

Summary of Results of Operations

			(Millions of yen)
			Six months ended September 30, 2009 (April 1 to September 30, 2009)	Six months ended September 30, 2010 (April 1 to September 30, 2010)	Increase (Decrease)	Rate of change
Ordinary income and expenses:
Underwriting income and expenses:
Direct premiums written (including deposits of premiums by policyholders)		(1)	353,205	353,189	(15)	(0.0)%
Direct premiums written		(2)	335,424	333,562	(1,862)	(0.6)
(+) Net premiums written		(3)	319,749	316,583	(3,165)	(1.0)
(–) Net claims paid		(4)	194,075	194,837	762	0.4
(–) Loss adjustment expenses		(5)	17,577	17,628	51	0.3
(–) Net commissions and brokerage fees		(6)	54,069	52,746	(1,323)	(2.4)
(+) Deposits of premiums by policyholders		(7)	17,780	19,627	1,846	10.4
(+) Interest and dividend income on deposits of premiums, etc.		(8)	11,575	10,419	(1,155)	(10.0)
(–) Maturity refunds and dividends to policyholders		(9)	58,508	55,661	(2,847)	(4.9)
(–) Reversal of reserve for outstanding losses and claims		(10)	(10,649)	(4,031)	6,617	—
(–) Reversal of underwriting reserves		(11)	(43,664)	(42,272)	1,391	—
(+) Other underwriting income and expenses		(12)	(217)	(1,039)	(822)	—
Gross underwriting margin		(13)	78,970	71,021	(7,949)	(10.1)

Operating, general and administrative expenses related to underwriting		(14)	59,015	59,118	103	0.2
Other income and expenses		(15)	(1,382)	(796)	586	—
Underwriting profit		(16)	18,573	11,107	(7,466)	(40.2)

Investment income and expenses:
(+) Interest and dividend income		(17)	22,722	21,644	(1,077)	(4.7)
(+) Investment gains and losses on money trusts		(18)	530	471	(58)	(11.1)
(+) Gains and losses on sales of securities		(19)	5,130	1,784	(3,345)	(65.2)
(–) Impairment losses on securities		(20)	363	1,177	813	223.5
(+) Transfer of interest and dividend income on deposits of premiums, etc.		(21)	(11,575)	(10,419)	1,155	—
(+) Gains and losses on derivatives		(22)	1,147	997	(150)	(13.1)
(+) Other investment income and expenses		(23)	(3,324)	(1,961)	1,363	—
Gross investment margin		(24)	14,266	11,339	(2,927)	(20.5)

(–) Operating, general and administrative expenses		(25)	62,080	62,153	73	0.1

(+) Other ordinary income and expenses		(26)	25	338	313	1,243.0

Ordinary profit		(27)	31,182	20,546	(10,636)	(34.1)

Extraordinary gains and losses:
(+) Extraordinary gains		(28)	169	600	431	254.9
(–) Extraordinary losses		(29)	3,809	2,204	(1,605)	(42.1)

Net extraordinary losses		(30)	(3,640)	(1,603)	2,036	—

Income before income taxes		(31)	27,541	18,942	(8,599)	(31.2)

(–) Income taxes		(32)	6,475	1,244	(5,231)	(80.8)
(–) Refunded income taxes for prior period		(33)	—	—	—	—
(–) Deferred income taxes		(34)	2,569	4,548	1,978	77.0

Total income taxes		(35)	9,045	5,793	(3,252)	(36.0)

Net income		(36)	18,496	13,148	(5,347)	(28.9)

Underwriting result:
(+) Net premiums written		(37)	319,749	316,583	(3,165)	(1.0)

(–) Net claims paid		(38)	194,075	194,837	762	0.4

(–) Loss adjustment expenses		(39)	17,577	17,628	51	0.3

(–) Operating expenses:		(40)	113,084	111,864	(1,219)	(1.1)

Net commissions and brokerage fees		(41)	54,069	52,746	(1,323)	(2.4)
Operating, general and administrative expenses related to underwriting		(42)	59,015	59,118	103	0.2

Underwriting result		(43)	(4,987)	(7,747)	(2,759)	—

Ratios:
Net loss ratio	(%)	(44)	66.2	67.1	0.9
Net expense ratio	(%)	(45)	35.4	35.3	(0.1)
Underwriting result ratio	(%)	(46)	(1.6)	(2.4)	(0.8)

7

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Premiums Written and Claims Paid by Lines of Business

Direct premiums written (excluding deposits of premiums by policyholders)

	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	55,255	16.5%	(5.0)%	55,550	16.7%	0.5%
Marine insurance	6,859	2.0	(30.4)	7,410	2.2	8.0
Personal accident insurance	27,236	8.1	(5.5)	26,810	8.0	(1.6)
Voluntary automobile insurance	160,714	47.9	(1.8)	158,024	47.4	(1.7)
Compulsory automobile liability insurance	38,816	11.6	(15.1)	39,452	11.8	1.6
Others	46,542	13.9	(3.7)	46,314	13.9	(0.5)

Total	335,424	100.0	(5.4)	333,562	100.0	(0.6)
Deposits of premiums by policyholders	17,780	—	(52.7)	19,627	—	10.4

Net premiums written
	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	43,771	13.7%	(5.5)%	42,394	13.4%	(3.1)%
Marine insurance	6,646	2.1	(28.3)	6,948	2.2	4.5
Personal accident insurance	27,583	8.6	(5.0)	27,340	8.6	(0.9)
Voluntary automobile insurance	160,451	50.2	(1.9)	157,942	49.9	(1.6)
Compulsory automobile liability insurance	37,132	11.6	(18.1)	38,280	12.1	3.1
Others	44,164	13.8	(3.4)	43,679	13.8	(1.1)

Total	319,749	100.0	(5.7)	316,583	100.0	(1.0)

Net claims paid

	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	Rate of change	Net loss ratio	Amount	Rate of change	Net loss ratio
Fire and allied insurance	20,526	5.4%	50.5%	19,076	(7.1)%	48.6%
Marine insurance	3,398	3.8	53.4	2,930	(13.7)	44.1
Personal accident insurance	15,323	(6.3)	60.8	15,230	(0.6)	60.7
Voluntary automobile insurance	97,268	0.4	66.4	101,635	4.5	70.5
Compulsory automobile liability insurance	35,612	(4.9)	103.1	35,912	0.8	100.9
Others	21,945	(9.3)	55.2	20,051	(8.6)	51.0

Total	194,075	(1.8)	66.2	194,837	0.4	67.1

8

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Net Incurred Loss related to Natural Disasters (which occurred in the period)

	(Millions of yen)
	Six months ended September 30, 2009			Six months ended September 30, 2010
	Net claims paid	Reserve for outstanding losses and claims	Net incurred loss	Net claims paid	Reserve for outstanding losses and claims	Net incurred loss
Fire and allied insurance	1,426	810	2,236	1,312	413	1,725
Voluntary automobile insurance	564	58	623	124	17	141
Others	157	95	253	119	352	471

Total	2,148	964	3,113	1,557	782	2,339

Notes)

1.	This table represents net claims paid and reserve for outstanding losses and claims related to natural disasters which occurred in the period.
2.	Net incurred loss = Net claims paid + Reserve for outstanding losses and claims “Reserve for outstanding losses and claims” represents amounts deducting reinsurance recoverable on unpaid loss from direct insurance reserve for outstanding losses and claims.

Breakdown of Operating, General and Administrative Expenses and Loss Adjustment Expenses

	(Millions of yen)
	Six months ended September 30, 2009			Six months ended September 30, 2010
	Amount	Increase (Decrease)	Rate of change	Amount	Increase (Decrease)	Rate of change
Personnel expenses	42,587	1,178	2.8%	44,369	1,781	4.2%
Non-personnel expenses	33,122	(784)	(2.3)	31,469	(1,653)	(5.0)
Others	3,947	(179)	(4.3)	3,943	(3)	(0.1)

Total	79,657	214	0.3	79,782	124	0.2

Reserve for Outstanding Losses and Claims

	(Millions of yen)
	Six months ended September 30, 2009		Six months ended September 30, 2010
	Balance	Change	Balance	Change
Fire and allied insurance	22,628	(4,382)	20,443	(1,768)
Marine insurance	8,111	(467)	5,262	(1,176)
Personal accident insurance	20,398	(1,708)	18,171	(1,092)
Voluntary automobile insurance	134,642	(5,138)	131,684	1,048
Compulsory automobile liability insurance	25,639	(663)	25,526	(190)
Others	60,956	1,711	62,752	(851)

Total	272,377	(10,649)	263,840	(4,031)

Ordinary Underwriting Reserves

	(Millions of yen)
	Six months ended September 30, 2009		Six months ended September 30, 2010
	Balance	Change	Balance	Change
Fire and allied insurance	356,610	(4,627)	358,455	(4,232)
Marine insurance	5,339	(516)	4,797	787
Personal accident insurance	30,521	1,842	31,041	2,144
Voluntary automobile insurance	91,896	(2,058)	91,586	(109)
Compulsory automobile liability insurance	186,223	(8,960)	168,363	(8,763)
Others	82,480	3,273	80,254	2,889

Total	753,071	(11,047)	734,499	(7,284)

Note)	This table excludes reserve for maturity refunds and reserve for dividends to policyholders of savings-type insurance and includes underwriting reserves of household earthquake and compulsory automobile liability insurance.

Catastrophic Loss Reserve

	(Millions of yen)
	Six months ended September 30, 2009				Six months ended September 30, 2010				Year ended March 31, 2010
	Reversal	Provision	Balance	Balance ratio	Reversal	Provision	Balance	Balance ratio	Balance	Balance ratio
Fire and allied insurance	—	2,963	117,544	137.7%	—	2,865	124,003	150.2%	121,138	128.4%
Marine insurance	—	305	18,941	142.5	301	307	19,035	137.0	19,028	141.1
Personal accident insurance	1,851	862	24,659	44.7	1,890	855	19,981	36.5	21,016	41.5
Voluntary automobile insurance	16,142	11,070	17,285	5.4	21,861	10,889	10,936	3.5	21,909	6.9
Others	294	2,119	50,200	56.8	394	2,107	53,214	60.9	51,501	64.6

Total	18,288	17,322	228,632	40.6	24,448	17,025	227,170	41.0	234,593	42.1

Note)	Balance ratio = Balance of catastrophic loss reserve / Net premiums written (excluding household earthquake and compulsory automobile liability insurance) × 100

As for the interim fiscal year, net premiums written are doubled for the calculation of balance ratio.

9

2.	Forecasts for the fiscal year ending March 31, 2011 (April 1, 2010 to March 31, 2011)

NKSJ Holdings, Inc. (Consolidated)

	(Yen in hundred millions)
	Fiscal year ended March 31, 2010 Result		Fiscal year ending March 31, 2011 Original forecast (A)		Fiscal year ending March 31, 2011 Revised forecast (B)		Increase (Decrease) (B)-(A)
Full-year
Ordinary income:	—		26,420		26,250		(170)
Net premiums written	—		19,620		19,520		(100)
Life insurance premiums written	—		1,820		2,060		240
Ordinary profit	—		480		480		—
Net income	—		250		250		—
Dividends per share	—	yen	20	yen	20	yen	—	yen

Fiscal year ending March 31, 2011 Revised forecast	Ordinary profit	Net income
Sompo Japan Insurance Inc. (Consolidated)	430	220
+
NIPPONKOA Insurance Co., Ltd. (Consolidated)	220	130
+
Consolidation adjustment	(170)	(100)
=

NKSJ Holdings, Inc. (Consolidated)	480	250

Note)	Sompo Japan Insurance Inc. (Consolidated) includes Sompo Japan Nipponkoa Asset Management Co., Ltd.

<Note to consolidation adjustment>

The transaction related to the establishment of NKSJ Holdings, Inc. is accounted for under the purchase method as accounting methods for business combination. The major component of the “Consolidation adjustment” of the consolidated forecasts for the fiscal year ending March 31, 2011 is the amount of adjustments due to the application of the purchase method.

Sompo Japan Insurance Inc. (Non-consolidated)

	(Yen in hundred millions)
	Fiscal year ended March 31, 2010 Result	Fiscal year ending March 31, 2011 Original forecast (A)	Fiscal year ending March 31, 2011 Revised forecast (B)	Increase (Decrease) (B)-(A)
Full-year
Net premiums written	12,588	12,680	12,650	(30)
(excluding compulsory automobile liability insurance)	10,941	11,045	10,965	(80)
Net loss ratio	73.9%	72.9%	70.8%	(2.2)%
(excluding financial guarantee insurance and compulsory automobile liability insurance)	63.9%	64.0%	63.5%	(0.5)%
Net expense ratio	34.1%	33.1%	33.2%	0.1%
(excluding compulsory automobile liability insurance)	35.2%	34.2%	34.4%	0.2%
Combined ratio	107.9%	106.1%	104.0%	(2.1)%
(excluding financial guarantee insurance and compulsory automobile liability insurance)	99.1%	98.3%	98.0%	(0.3)%
Underwriting profit	(25)	(140)	60	200
Investment income and expenses	652	590	540	(50)
Ordinary profit	503	315	470	155
Net income	427	170	270	100

Note)	Net claims paid of financial guarantee insurance is excluded from the figures of net loss ratio and combined ratio, but net premiums written and loss adjustment expenses of it are not excluded.

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

	(Yen in hundred millions)
	Fiscal year ended March 31, 2010 Result	Fiscal year ending March 31, 2011 Original forecast (A)	Fiscal year ending March 31, 2011 Revised forecast (B)	Increase (Decrease) (B)-(A)
Full-year
Net premiums written	6,333	6,350	6,340	(10)
(excluding compulsory automobile liability insurance)	5,591	5,601	5,594	(7)
Net loss ratio	69.4%	67.5%	69.0%	1.5%
(excluding compulsory automobile liability insurance)	65.0%	62.8%	64.4%	1.6%
Net expense ratio	35.8%	35.6%	35.6%	—
(excluding compulsory automobile liability insurance)	37.3%	37.1%	37.0%	(0.1)%
Combined ratio	105.2%	103.2%	104.6%	1.4%
(excluding compulsory automobile liability insurance)	102.2%	99.9%	101.5%	1.6%
Underwriting profit	22	(20)	(60)	(40)
Investment income and expenses	312	320	320	—
Ordinary profit	293	250	220	(30)
Net income	131	150	130	(20)

10

3.	Overview of Business Results of Principal Consolidated Subsidiaries

Sompo Japan Insurance Inc. (Non-consolidated)

Interim Balance Sheets

	(Millions of yen)
	As of September 30, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	73,594	118,455	(44,860)
Call loans	57,800	46,800	11,000
Receivables under resale agreements	82,982	61,489	21,492
Monetary receivables bought	33,459	34,585	(1,126)
Money trusts	6,170	6,773	(603)
Securities	3,418,123	3,525,735	(107,612)
Loans	468,196	476,173	(7,976)
Tangible fixed assets	210,865	212,244	(1,379)
Intangible fixed assets	96	758	(662)
Other assets	354,294	437,671	(83,377)
Deferred tax assets	163,130	121,347	41,782
Allowance for possible loan losses	(3,549)	(5,068)	1,519
Allowance for possible investment losses	(7,907)	(7,734)	(172)

Total assets	4,857,255	5,029,232	(171,976)

Liabilities:
Underwriting funds:	3,732,921	3,797,586	(64,664)
Reserve for outstanding losses and claims	654,456	687,801	(33,344)
Underwriting reserves	3,078,465	3,109,784	(31,319)
Bonds	128,000	128,000	—
Other liabilities	161,779	181,855	(20,075)
Reserve for retirement benefits	79,011	76,741	2,269
Reserve for bonus payments	17,365	13,405	3,959
Reserves under the special laws:	12,621	11,462	1,159
Reserve for price fluctuation	12,621	11,462	1,159

Total liabilities	4,131,699	4,209,051	(77,351)

Net assets:
Shareholders’ equity:
Common stock	70,000	70,000	—
Capital surplus	24,229	24,229	—
Retained earnings	336,337	338,304	(1,967)
Total shareholders’ equity	430,567	432,534	(1,967)
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	294,988	386,343	(91,355)
Total valuation and translation adjustments	294,988	386,343	(91,355)
Stock acquisition rights	—	1,302	(1,302)

Total net assets	725,555	820,181	(94,625)

Total liabilities and net assets	4,857,255	5,029,232	(171,976)

11

Sompo Japan Insurance Inc. (Non-consolidated)

Interim Statements of Income

		(Millions of yen)
		Six months ended September 30, 2009 (April 1 to September 30, 2009)	Six months ended September 30, 2010 (April 1 to September 30, 2010)	Increase (Decrease)	Rate of change
		Amount	Amount
Ordinary income:		841,828	827,255	(14,573)	(1.7)%
Underwriting income:		800,641	790,050	(10,591)	(1.3)
Net premiums written		641,665	643,682	2,017	0.3
Deposits of premiums by policyholders		54,227	59,446	5,218	9.6
Interest and dividend income on deposits of premiums, etc.		21,141	19,612	(1,529)	(7.2)
Reversal of reserve for outstanding losses and claims		72,297	33,344	(38,953)	(53.9)
Reversal of underwriting reserves		10,780	31,319	20,538	190.5
Investment income:		37,523	33,840	(3,682)	(9.8)
Interest and dividend income		46,319	43,199	(3,120)	(6.7)
Investment gains on money trusts		0	0	0	3,591.6
Investment gains on trading securities		77	62	(14)	(18.8)
Gains on sales of securities		4,622	3,066	(1,556)	(33.7)
Transfer of interest and dividend income on deposits of premiums, etc.		(21,141)	(19,612)	1,529	—
Other ordinary income		3,663	3,363	(299)	(8.2)

Ordinary expenses:		809,690	802,150	(7,540)	(0.9)
Underwriting expenses:		668,807	666,558	(2,248)	(0.3)
Net claims paid		440,894	399,085	(41,808)	(9.5)
Loss adjustment expenses		38,347	46,843	8,496	22.2
Net commissions and brokerage fees		107,227	107,566	339	0.3
Maturity refunds to policyholders		74,646	109,687	35,041	46.9
Investment expenses:		18,277	18,707	429	2.4
Investment losses on money trusts		1,262	414	(847)	(67.1)
Losses on sales of securities		3,406	1,609	(1,797)	(52.8)
Impairment losses on securities		4,148	3,789	(359)	(8.7)
Operating, general and administrative expenses		118,006	112,706	(5,299)	(4.5)
Other ordinary expenses:		4,598	4,177	(421)	(9.2)
Interest paid		2,492	3,552	1,059	42.5

Ordinary profit		32,138	25,105	(7,033)	(21.9)

Extraordinary gains:		15,205	3,129	(12,075)	(79.4)
Gains on disposal of fixed assets		191	40	(150)	(78.7)
Other extraordinary gains		15,013	3,088	(11,925)	(79.4)
Extraordinary losses:		3,156	2,392	(763)	(24.2)
Losses on disposal of fixed assets		287	206	(81)	(28.3)
Impairment losses		—	259	259	—
Provision for reserves under the special laws:		2,868	1,159	(1,709)	(59.6)
Provision for reserve for price fluctuation		2,868	1,159	(1,709)	(59.6)
Other extraordinary losses		—	767	767	—

Income before income taxes		44,188	25,842	(18,345)	(41.5)
Income taxes		257	218	(39)	(15.1)
Refunded income taxes for prior period		(733)	—	733	—
Deferred income taxes		13,948	7,309	(6,638)	(47.6)
Total income taxes		13,472	7,528	(5,944)	(44.1)
Net income		30,715	18,313	(12,401)	(40.4)

Underwriting result:
Net premiums written	(+)	641,665	643,682	2,017	0.3
Net claims paid	(–)	440,894	399,085	(41,808)	(9.5)
Loss adjustment expenses	(–)	38,347	46,843	8,496	22.2
Operating expenses:	(–)	219,152	214,641	(4,511)	(2.1)
Net commissions and brokerage fees		107,227	107,566	339	0.3
Operating, general and administrative expenses related to underwriting		111,925	107,074	(4,850)	(4.3)
Underwriting result		(56,728)	(16,887)	39,840	—

Underwriting profit		18,207	14,173	(4,034)	(22.2)

Ratios:
Net loss ratio	(%)	74.7	69.3	(5.4)
Net expense ratio	(%)	34.2	33.3	(0.8)
Underwriting result ratio	(%)	(8.8)	(2.6)	6.2

12

Sompo Japan Insurance Inc. (Non-consolidated)

Premiums Written and Claims Paid by Lines of Business

Direct premiums written (excluding deposits of premiums by policyholders)

	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	85,962	12.8%	(1.3)%	83,312	12.3%	(3.1)%
Marine insurance	14,498	2.2	(26.7)	16,095	2.4	11.0
Personal accident insurance	68,055	10.1	(1.5)	68,042	10.0	(0.0)
Voluntary automobile insurance	321,841	47.8	(2.7)	319,815	47.2	(0.6)
Compulsory automobile liability insurance	88,480	13.1	(16.5)	90,794	13.4	2.6
Others	94,248	14.0	(0.1)	99,624	14.7	5.7

Total	673,086	100.0	(4.8)	677,684	100.0	0.7
Deposits of premiums by policyholders	54,227	—	(26.7)	59,446	—	9.6

Net premiums written
	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	67,676	10.5%	(3.2)%	67,519	10.5%	(0.2)%
Marine insurance	12,167	1.9	(27.5)	12,939	2.0	6.3
Personal accident insurance	67,482	10.5	(1.6)	67,788	10.5	0.5
Voluntary automobile insurance	322,609	50.3	(2.1)	319,777	49.7	(0.9)
Compulsory automobile liability insurance	82,320	12.8	(18.3)	85,466	13.3	3.8
Others	89,407	13.9	0.1	90,191	14.0	0.9

Total	641,665	100.0	(4.9)	643,682	100.0	0.3

Net claims paid
	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	Rate of change	Net loss ratio	Amount	Rate of change	Net loss ratio
Fire and allied insurance	28,980	1.5%	44.5%	27,943	(3.6)%	43.3%
Marine insurance	6,320	(12.6)	56.5	7,448	17.8	61.2
Personal accident insurance	33,179	0.1	54.3	34,190	3.0	55.8
Voluntary automobile insurance	194,223	(2.0)	67.6	190,544	(1.9)	69.4
Compulsory automobile liability insurance	77,744	(4.7)	101.8	78,071	0.4	98.8
Others	100,444	139.0	116.1	60,887	(39.4)	71.8

Total	440,894	12.8	74.7	399,085	(9.5)	69.3

13

Sompo Japan Insurance Inc. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of September 30, 2010	As of March 31, 2010
(A) Total Solvency Margin	1,511,968	1,671,429
Capital and funds, etc.	428,908	414,156
Reserve for price fluctuation	12,621	11,462
Contingency reserve	611	611
Catastrophic loss reserve	472,834	466,702
General allowance for possible loan losses	279	992
Unrealized gains on securities (before tax effect deductions)	424,689	536,605
Net unrealized gains and losses on real estate	30,249	52,252
Excess amount of reserve for maturity refunds	—	—
Subordinated debt, etc.	128,000	128,000
Deductions	157,460	101,616
Others	171,234	162,261
(B) Total Risks	401,197	417,827

Underwriting risk (R1)	83,977	83,975
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
Guaranteed interest rate risk (R3)	5,332	5,368
Investment risk (R4)	168,651	185,633
Business management risk (R5)	9,136	9,493
Major catastrophe risk (R6)	198,869	199,686
(C) Solvency Margin Ratio [ (A) / {(B) × 1/2} ] × 100	753.7%	800.0%

Note)	The above figures are calculated based on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996).

14

Exposure to Structured Finance

As of September 30, 2010

November 19, 2010

Summary of Financial Guarantee Insurance

Gains/Losses for FY2010 1H

(Overall financial guarantee)

12.6 billion yen gain

Primarily due to some recovery from the past fiscal year’s loss payment for ABS-CDO guarantee.

(Unit: billions of yen)

Overall financial guarantee (Gains/Losses)

FY2007

FY2008

FY2009

FY2009 1H

FY2010 1H

Loss payment (*1)

0.1

(37.9)

(63.8)

(59.2)

(18.5)

Provision/Reversal of Loss Reserves (*2)

(30.0)

(109.9)

55.7

60.4

31.1

Gains/Losses

(29.9)

(147.9)

(8.0)

1.1

12.6

*1 Including commutation.

*2 Iincluding gains/losses of exchange hedge transaction.

Net exposure to ABS-CDOs

Net exposure to ABS-CDOs (after deduction of loss reserves) reduced to 37.1 billion yen. (Decreased by 6.4 billion yen since March 31, 2010)

(unit: billions of yen)

300.0

259.4

200.0

100.0

78.9

43.5

37.1

0.0

(Unit: billions of yen)

ABS-CDOs (Insured Amount)

3/31/2008

3/31/2009

3/31/2010

9/30/2010

Total of Insured Amount

289.4

218.0

123.1

91.0

Outstanding Loss Reserves

(30.0)

(139.0)

(79.5)

(53.9)

Insured Amount Net of Loss Reserves

259.4

78.9

43.5

37.1

15

<Appendix1> Financial Guarantee Insurance

(As of September 30, 2010, Unit: billions of yen, USD/JPY=83.82)

Insured Amount

Gains/Losses

Categories

Outstanding

Insured

for FY2010 1H

Direct Insurance

Treaty Reinsurance

Total

Loss Reserve

Amount Net of

(*9)

(*6)

(*7)

(*8)

Loss Reserves

ABS CDOs (backed by pools of asset backed securities) (*1)

90.5

0.5

91.0

53.9

37.1

13.0

CDOs

Corporate CDOs (backed by pools of single corporate credits)

(*2)

140.4

1.1

141.6

-

141.6

-

CDOs Total

231.0

1.6

232.6

53.9

178.7

13.0

RMBS (*3)

Global RMBS

-

9.8

9.8

0.5

9.2

(0.2)

Domestic RMBS

34.0

-

34.0

-

34.0

-

RMBS Total

34.0

9.8

43.9

0.5

43.3

(0.2)

ABS

CMBS (*4)

-

-

-

-

-

-

Other ABS

Global ABS (*5)

3.0

22.8

25.8

0.5

25.3

0.0

Domestic ABS

7.5

-

7.5

-

7.5

-

Other ABS Total

10.5

22.8

33.3

0.5

32.8

0.0

ABS Total

44.6

32.7

77.3

1.1

76.2

-

Public Finance

-

169.1

169.1

0.1

168.9

(0.1)

Total

275.6

203.4

479.1

55.2

423.8

12.6

*1 ABS CDOs (backed by pools of asset backed securities): The securities backed by securitized assets such as the RMBS, CDOs and CLOs.

*2 Corporate CDOs (backed by pools of single corporate credits): The securities backed by assets such as corporate bonds, loans and CDS.

*3 RMBS: Asset Backed Securities where underlying assets are residential mortgages. 93% of RMBS are rated investment grade (BBB or above) including AAA ratings for 79%.

*4 CMBS: Asset-backed securities where underlying assets are commercial mortgage loans.

*5 5% of global ABS are U.S. consumer loan-related ABS, while others are mainly related to corporate credit (e.g., leasing receivables).

*6 “Direct Insurance” includes facultative reinsurance policies and 8.5 billion yen of Direct Insurance to cover U.S. monoline guaranteed notes.

*7 “Treaty Reinsurance” is a portfolio-based reinsuranceis wherea certain parts of policies underwritten by an primary insurer are ceded automatically to the reinsurer, Sompo Japan, in accordance with the conditions agreed by the primary insurer and the reinsurer.

*8 Recoverable reserve for the transaction which was terminated by claim payment is not included in “Outstanding Loss Reserve”.

*9 Total amount of 12.6 billion yen gain is comprised of 18.5 billion yen of loss payment offset by 33.4 billion yen of reversal of loss reserve and 2.2 billion yen losses of foreign exchange hedge transaction for loss reserve. Financial Guarantee Insurance is not supposed to book mark-to-market unrealized gains/losses through income statement as it is an insurance policy.

<Appendix2> List of Guarantee for ABS CDOs (Excl. Treaty Reinsurance)

(As of September 30, 2010, Unit: billions of yen, USD/JPY=83.82)

Policy No. Issue Fiscal Insured Sub- Distribution of underlying assets rating Ratio of

Rating (*2) Year Amount ordination Below subprime

(*1) AAA AA A BBB Default

(S&P/MDY) Issued (*3) Ratio (*4) BBB RMBS

(*5)

Guarantee for CDO(1) AA/Caa3 2003 8.3 17% 29% 8% 5% 19% 39% 5.5% 0%

AAA/Aa3 2004 5.1 55%

Guarantee for CDO(2) (*6) 32% 34% 0% 0% 34% 24.0% 0%

AAA/Aa3 2004 10.0 31%

Guarantee for CDO(7) CCC+/C 2006 16.7 9% 2% 13% 5% 7% 73% 0.0% 30%

Guarantee for CDO(9) -/C 2006 25.1 23% 2% 6% 3% 4% 86% 23.3% 8%

Guarantee for CDO(11) CC/Caa1 2004 25.1 19% 5% 14% 20% 14% 47% 16.2% -

Total of ABS CDOs 90.5 22% 8% 13% 5% 7% 67% 11.8% -

Insured Amount Net of Loss Reserves 36.6

*1 Previously listed Guarantee for CDO (3), (4), (5), (6), (8), (10) and (12) have been excluded from above as they have been terminated due to the commutation or the full redemption of tranches guaranteed by us.

*2 Issue ratings are as of October 31, 2010.

*3 Insured amount is amount of principal insured, and some policies also insure interest payments. If a principal/interest shortfall occurs, Sompo Japan will become liable for the guarantee obligation.

*4 Subordination Ratio is a ratio of portions subordinated to our guaranteed tranche for the underlying assets. A redemption of senior tranche results in an increase of Subordination Ratio.

*5 Default of underlying assets is determined by the default definition of each transaction through detailed scrutiny and the default amount is determined based on adjustment by recovery.

*6 Guarantee for CDO(2) insures different two classes of the same CDO.

16

<Appendix3> Summary of Guarantee for Corporate CDOs (Excl. Treaty Reinsurance)

The total outstanding of insured corporate CDO (direct underwriting) amounted to 140.4 billion yen as of September 30, 2010. As a result of overall scrutiny of the individual contracts, there are no losses expected at this point.

Average residual period of all direct underwritten corporate CDO guarantees is approximately 2.1 years. Approximately 82% of our exposure or 115.0 billion yen is to be redeemed by the end of FY2012.

Each corporate CDO is well diversified with approximately 150 reference corporations. Thus a potential impact by default of one reference company would be limited.

We don’t see any concentration to particular sector or corporation. For example, exposure to financial institutions which is the largest sector in the reference corporations accounts for around 13%.

Issue rating

S&P Rating

A+

0.05%

A-

18%

AA- AAA

12% 46%

AA

12%

AA+

12%

Moody’s Rating

Baa1

18%

A1 Aaa

12% 46%

Aa1

24%

Run off exposure

(Unit: billions of yen)

450.0

400.0 Result Projection

350.0

300.0

250.0

200.0

150.0

100.0

50.0

0.0

3/31/08 3/31/09 3/31/10 9/30/10 3/31/11 3/31/12 3/31/13 3/31/14 3/31/15

(Note) Rating distribution by S&P as of October 31, 2010. For transactions without S&P rating, we applied Moody’s rating instead.

(Note) Rating distribution by Moody’s as of October 31, 2010. For transactions we without applied Moody’s rating, S&P’s rating instead.

(Note) Estimated future exposure was translated at the exchange rate as of September 30, 2010.

<Appendix4> Summary of Treaty Reinsurance

We underwrite the treaty reinsurance from Ambac Assuance Corp. (“AAC”), U.S. monoline insurance company, as the primary insurer. The total insured amount of the treaty reinsurance amounted to 203.4 billion yen as of September 30, 2010. Approximately 83% of the treaty reinsurance or 169.1 billion yen is classified as financial guarantee insurance for public finance including general obligation bonds of U.S. municipals and bonds issued by public utility companies such as electric power and railroad. Insured amount of each reinsurance is small and reinsurance portfolio is well diversified. Loss reserves are booked appropriately for the reinsurance policies where claim payments are expected.

Under this reinsurance contract, we will become liable for claim payment only when the original bonds default, for example, do not make regularly scheduled payment of principal or interest. Reinsurance is not an exposure to the primary insurer. Furthermore, Ambac Financial Group, Inc. (“AFG”), which is holding company of AAC, filed for a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on November 8, 2010.

This will have no influence on the reinsurance agreement between the primary insurer and us.

Scheme of Treaty Reinsurance

Ambac Financial Group, Inc. (Holding company)

AFG filed for a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on November 8, 2010.

Policyholders

Original bonds

(e.g. Public finance)

Risk of the original bonds

Ambac Assurance Corp. (Monoline insurance company)

AAC has been under control of Wisconsin insurance regulator since March 2010 and is currently in runoff for the benefit of policyholders.

Primary insurer

Risk of the original bonds

Partial reinsurance

We insure the default of the original bonds.

Sompo Japan Insurance Inc.

Reinsurer

17

<Appendix 5> Structured Finance Exposure in Our Investment Portfolio

(As of September 30, 2010, Unit: billions of yen, USD/JPY=83.82)

Outstanding Gains/Losses for FY 2010 1H

Categories Balance Gains/Losses Unrealized

Charged to P/L Gains/Losses Total

ABS CDOs (backed by pools of asset backed securities) (*1) 0.0 0.0 - 0.0

CDOs Corporate CDOs (backed by pools of single corporate credits) (*2) - - - -

CDOs Total 0.0 0.0 - 0.0

ABS RMBS (*3)

Global RMBS 1.9 - (0.4) (0.4)

Domestic RMBS 28.6 - 1.3 1.3

RMBS Total 30.6 - 0.8 0.8

CMBS

Global CMBS 0.8 - (0.2) (0.2)

Domestic CMBS 12.0 - (0.3) (0.3)

CMBS Total 12.8 - (0.5) (0.5)

Other ABS

Global ABS 0.7 - (0.1) (0.1)

Domestic ABS - - - -

Other ABS Total 0.7 - (0.1) (0.1)

ABS Total 44.3 - 0.0 0.0

Investment in SIV - - - -

Leveraged Finance (*4) 1.8 - - -

Total 46.1 0.0 0.0 0.0

Reference: Hedge funds (U.S. subprime loans related exposure) 1.0 Net of the long position and the short position

*1 Global transactions only (Below BBB).

*2 Excluding public finance CLO.

*3 Excluding RMBS issued by government sponsored enterprises. Most of the RMBS are rated investment grade (BBB or above), and 82% are rated AAA. Exposure to U.S. housing related government-sponsored enterprises (GSEs)’s RMBS and Agency Bonds amounted to 61.8 billion yen (increased by 0.4 billion yen since March 31, 2010).

No impairment losses were recognized for the 1st half of the fiscal year ended March 31, 2011.

*4 Leveraged Finance: Finance where funding are provided for corporate mergers and acquisitions, mainly based on cash flows of acquired companies. Domestic transactions only.

18

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Interim Balance Sheets

	(Millions of yen)
	As of September 30, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	90,069	80,793	9,275
Call loans	40,000	50,000	(10,000)
Monetary receivables bought	3,794	6,129	(2,334)
Money trusts	56,792	56,752	40
Securities	1,746,517	1,822,848	(76,331)
Loans	212,653	227,417	(14,764)
Tangible fixed assets	127,902	130,437	(2,535)
Intangible fixed assets	529	534	(4)
Other assets	158,196	159,263	(1,067)
Deferred tax assets	73,915	60,392	13,522
Allowance for possible loan losses	(2,173)	(2,106)	(66)

Total assets	2,508,197	2,592,464	(84,267)

Liabilities:
Underwriting funds:	2,012,985	2,059,290	(46,304)
Reserve for outstanding losses and claims	263,840	267,872	(4,031)
Underwriting reserves	1,749,145	1,791,418	(42,272)
Other liabilities	54,142	65,184	(11,041)
Reserve for retirement benefits	23,640	22,583	1,056
Reserve for bonus payments	5,780	6,078	(297)
Reserve for bonus payments to directors	—	41	(41)
Reserves under the special laws:	7,183	5,643	1,540
Reserve for price fluctuation	7,183	5,643	1,540

Total liabilities	2,103,732	2,158,821	(55,088)

Net assets:
Shareholders’ equity:
Common stock	91,249	91,249	—
Capital surplus	46,702	46,702	—
Retained earnings	123,731	117,202	6,529
Total shareholders’ equity	261,682	255,153	6,529
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	137,451	175,808	(38,357)
Deferred gains or losses on hedges	5,330	2,115	3,214
Total valuation and translation adjustments	142,781	177,924	(35,142)
Stock acquisition rights	—	565	(565)

Total net assets	404,464	433,642	(29,178)

Total liabilities and net assets	2,508,197	2,592,464	(84,267)

19

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Interim Statements of Income

		(Millions of yen)
		Six months ended September 30, 2009 (April 1 to September 30, 2009)	Six months ended September 30, 2010 (April 1 to September 30, 2010)	Increase (Decrease)	Rate of change
		Amount	Amount
Ordinary income:		423,767	412,305	(11,461)	(2.7)%
Underwriting income:		403,425	392,950	(10,474)	(2.6)
Net premiums written		319,749	316,583	(3,165)	(1.0)
Deposits of premiums by policyholders		17,780	19,627	1,846	10.4
Interest and dividend income on deposits of premiums, etc.		11,575	10,419	(1,155)	(10.0)
Reversal of reserve for outstanding losses and claims		10,649	4,031	(6,617)	(62.1)
Reversal of underwriting reserves		43,664	42,272	(1,391)	(3.2)
Investment income:		19,662	18,613	(1,049)	(5.3)
Interest and dividend income		22,722	21,644	(1,077)	(4.7)
Investment gains on money trusts		732	609	(122)	(16.8)
Gains on sales of securities		6,627	5,712	(914)	(13.8)
Transfer of interest and dividend income on deposits of premiums, etc.		(11,575)	(10,419)	1,155	—
Other ordinary income		678	741	62	9.2

Ordinary expenses:		392,584	391,759	(825)	(0.2)
Underwriting expenses:		324,454	321,928	(2,525)	(0.8)
Net claims paid		194,075	194,837	762	0.4
Loss adjustment expenses		17,577	17,628	51	0.3
Net commissions and brokerage fees		54,069	52,746	(1,323)	(2.4)
Maturity refunds to policyholders		58,503	55,646	(2,856)	(4.9)
Investment expenses:		5,395	7,273	1,877	34.8
Investment losses on money trusts		202	138	(63)	(31.6)
Losses on sales of securities		1,496	3,928	2,431	162.5
Impairment losses on securities		363	1,177	813	223.5
Operating, general and administrative expenses		62,080	62,153	73	0.1
Other ordinary expenses:		653	402	(250)	(38.4)
Interest paid		27	16	(10)	(39.0)

Ordinary profit		31,182	20,546	(10,636)	(34.1)

Extraordinary gains:		169	600	431	254.9
Gains on disposal of fixed assets		169	35	(133)	(79.1)
Other extraordinary gains		—	565	565	—
Extraordinary losses:		3,809	2,204	(1,605)	(42.1)
Losses on disposal of fixed assets		106	98	(7)	(6.9)
Impairment losses		68	402	334	489.5
Provision for reserves under the special laws:		1,293	1,540	246	19.1
Provision for reserve for price fluctuation		1,293	1,540	246	19.1
Other extraordinary losses		2,341	162	(2,179)	(93.1)

Income before income taxes		27,541	18,942	(8,599)	(31.2)
Income taxes		6,475	1,244	(5,231)	(80.8)
Deferred income taxes		2,569	4,548	1,978	77.0
Total income taxes		9,045	5,793	(3,252)	(36.0)
Net income		18,496	13,148	(5,347)	(28.9)

Underwriting result:
Net premiums written	(+)	319,749	316,583	(3,165)	(1.0)
Net claims paid	(–)	194,075	194,837	762	0.4
Loss adjustment expenses	(–)	17,577	17,628	51	0.3
Operating expenses:	(–)	113,084	111,864	(1,219)	(1.1)
Net commissions and brokerage fees		54,069	52,746	(1,323)	(2.4)
Operating, general and administrative expenses related to underwriting		59,015	59,118	103	0.2
Underwriting result		(4,987)	(7,747)	(2,759)	—

Underwriting profit		18,573	11,107	(7,466)	(40.2)

Ratios:
Net loss ratio	(%)	66.2	67.1	0.9
Net expense ratio	(%)	35.4	35.3	(0.1)
Underwriting result ratio	(%)	(1.6)	(2.4)	(0.8)

20

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Premiums Written and Claims Paid by Lines of Business

Direct premiums written (excluding deposits of premiums by policyholders)

	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	55,255	16.5%	(5.0)%	55,550	16.7%	0.5%
Marine insurance	6,859	2.0	(30.4)	7,410	2.2	8.0
Personal accident insurance	27,236	8.1	(5.5)	26,810	8.0	(1.6)
Voluntary automobile insurance	160,714	47.9	(1.8)	158,024	47.4	(1.7)
Compulsory automobile liability insurance	38,816	11.6	(15.1)	39,452	11.8	1.6
Others	46,542	13.9	(3.7)	46,314	13.9	(0.5)

Total	335,424	100.0	(5.4)	333,562	100.0	(0.6)
Deposits of premiums by policyholders	17,780	—	(52.7)	19,627	—	10.4

Net premiums written

	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	43,771	13.7%	(5.5)%	42,394	13.4%	(3.1)%
Marine insurance	6,646	2.1	(28.3)	6,948	2.2	4.5
Personal accident insurance	27,583	8.6	(5.0)	27,340	8.6	(0.9)
Voluntary automobile insurance	160,451	50.2	(1.9)	157,942	49.9	(1.6)
Compulsory automobile liability insurance	37,132	11.6	(18.1)	38,280	12.1	3.1
Others	44,164	13.8	(3.4)	43,679	13.8	(1.1)

Total	319,749	100.0	(5.7)	316,583	100.0	(1.0)

Net claims paid

	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	Rate of change	Net loss ratio	Amount	Rate of change	Net loss ratio
Fire and allied insurance	20,526	5.4%	50.5%	19,076	(7.1)%	48.6%
Marine insurance	3,398	3.8	53.4	2,930	(13.7)	44.1
Personal accident insurance	15,323	(6.3)	60.8	15,230	(0.6)	60.7
Voluntary automobile insurance	97,268	0.4	66.4	101,635	4.5	70.5
Compulsory automobile liability insurance	35,612	(4.9)	103.1	35,912	0.8	100.9
Others	21,945	(9.3)	55.2	20,051	(8.6)	51.0

Total	194,075	(1.8)	66.2	194,837	0.4	67.1

21

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of September 30, 2010	As of March 31, 2010
(A) Total Solvency Margin	800,633	840,210
Capital and funds, etc.	261,007	249,698
Reserve for price fluctuation	7,183	5,643
Contingency reserve	13	12
Catastrophic loss reserve	279,573	285,675
General allowance for possible loan losses	154	40
Unrealized gains on securities (before tax effect deductions)	189,711	242,132
Net unrealized gains and losses on real estate	23,551	24,275
Excess amount of reserve for maturity refunds	—	—
Subordinated debt, etc.	—	—
Deductions	13,269	13,269
Others	52,707	46,002
(B) Total Risks
	228,494	226,293
Underwriting risk (R1)	39,282	39,271
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	1	1
Guaranteed interest rate risk (R3)	3,055	3,088
Investment risk (R4)	77,583	85,444
Business management risk (R5)	5,072	7,492
Major catastrophe risk (R6)	133,722	121,948
(C) Solvency Margin Ratio
[ (A) / {(B) × 1/2} ] × 100	700.7%	742.5%

Note)	The above figures are calculated based on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996).

22

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Investments in the securitized paper and subprime loans (As of September 30, 2010)

Investments by NIPPONKOA in the securitized paper, as of September 30, 2010, are as follows.

1.	SPEs (Special Purpose Entities)

None.

2.	CDOs (Collateralized Debt Obligations)

	(Billions of yen)
	As of September 30, 2010			(Reference) As of March 31, 2010
	Fair value	Unrealized gains or losses	Impairment losses	Fair value	Unrealized gains or losses	Impairment losses
CDOs	8.4	0.1	—	7.8	0.1	—
Rated	8.0	—	—	7.2	—	—
Non-rated	0.4	0.1	—	0.6	0.1	—

(Notes)

(1)	NIPPONKOA recognized impairment on securities whose fair value is determinable as of the balance sheet date if the fair value declined by 30% or more from carrying value. Also 30% rule is applied to the securities in the table below.
(2)	Out of the rated CDOs, 12% is rated AAA, 13% is rated AA, 63% is rated A, and 12% is rated BB.
(3)	All of the underlying collateral pool for CDOs are assets supported by the corporate credits.
(4)	95% of the CDOs is domestic and 5% is overseas.
(5)	The ratios for categorizations of the rated CDOs and categorizations of the CDOs by region are calculated using the fair value.
(6)	Other than the figures in the table above, related to CDOs, NIPPONKOA recorded 0.7 billion yen of gains on derivative financial instruments.

3.	Other subprime/Alt-A exposure

None.

4.	CMBS (Commercial Mortgage-Backed Security)

	(Billions of yen)
	As of September 30, 2010			(Reference) As of March 31, 2010
	Fair value	Unrealized gains or losses	Impairment losses	Fair value	Unrealized gains or losses	Impairment losses
CMBS	6.4	(0.3)	—	8.8	(0.3)	(0.1)
Domestic	6.4	(0.3)	—	8.8	(0.3)	(0.1)
Foreign	—	—	—	—	—	—

(Note)	Amount in impairment losses includes the loss on evaluation of securities and other investment expenses.

5.	Leveraged finance

None.

6.	CDS (Credit Default Swap)

NIPPONKOA does not hold CDS that reference the securitized paper including CDOs. NIPPONKOA holds CDS that reference a single credit of a firm (7.0 billion yen of short commitment notional value, 0.0 billion yen of fair value, 0.0 billion yen of valuation gain).

[Definitions of securitized assets]

•	SPEs: Special Purpose Entities. A general term of special purpose entities including SIV (Structured Investment Vehicle) that are specialized in investment of securitized papers.

•	CDOs: Collateralized Debt Obligations. A securitized notes, which was supported, by asset pool of number of underlying debt securities and loans.

•	Alt-A: A type of U.S. mortgage. Alt-A (Mezzanine) is placed in the middle of prime loan, a loan for borrowers with higher credit score, and subprime loan, a loan for borrowers with lower credit score.

•	CMBS: Commercial Mortgage-Backed Security. An instrument that securitized the mortgage loans for commercial real estate.

•	CDS: Credit Default Swap. A swap contract involving trading of credits, which reference the creditworthiness of a corporate or securitized paper, called a reference credit (entity).

23

SONPO 24 Insurance Co., Ltd. (Non-consolidated)

Interim Balance Sheets

	(Millions of yen)
	As of September 30, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	2,002	1,851	150
Securities	15,907	15,618	288
Tangible fixed assets	167	182	(15)
Other assets	631	810	(179)

Total assets	18,708	18,463	245

Liabilities:
Underwriting funds:	8,757	8,538	218
Reserve for outstanding losses and claims	2,645	2,333	312
Underwriting reserves	6,111	6,204	(93)
Other liabilities	1,311	1,443	(132)
Reserve for retirement benefits	90	79	11
Reserve for bonus payments	82	92	(10)
Reserves under the special laws:	21	20	1
Reserve for price fluctuation	21	20	1
Deferred tax liabilities	87	18	68

Total liabilities	10,350	10,193	156

Net assets:
Shareholders’ equity:
Common stock	19,000	19,000	—
Capital surplus	19,000	19,000	—
Retained earnings	(29,795)	(29,763)	(32)
Total shareholders’ equity	8,204	8,236	(32)
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	154	32	121
Total valuation and translation adjustments	154	32	121

Total net assets	8,358	8,269	88

Total liabilities and net assets	18,708	18,463	245

24

SONPO 24 Insurance Co., Ltd. (Non-consolidated)

Interim Statements of Income

			(Millions of yen)
			Six months ended September 30, 2009 (April 1 to September 30, 2009)	Six months ended September 30, 2010 (April 1 to September 30, 2010)	Increase (Decrease)	Rate of change
			Amount	Amount
Ordinary income:			4,756	5,298	542	11.4%
Underwriting income:			4,708	5,223	514	10.9
Net premiums written			4,703	5,124	421	9.0
Interest and dividend income on deposits of premiums, etc.			5	4	(0)	(15.9)
Reversal of underwriting reserves			—	93	93	—
Investment income:			47	75	28	60.2
Interest and dividend income			52	49	(2)	(5.4)
Gains on sales of securities			—	30	30	—
Transfer of interest and dividend income on deposits of premiums, etc.			(5)	(4)	0	—
Other ordinary income			0	0	(0)	(6.3)

Ordinary expenses:			4,813	5,327	514	10.7
Underwriting expenses:			3,384	4,021	636	18.8
Net claims paid			2,525	3,065	539	21.4
Loss adjustment expenses			300	315	14	4.7
Net commissions and brokerage fees			308	328	19	6.4
Provision for reserve for outstanding losses and claims			51	312	260	506.4
Provision for underwriting reserves			197	—	(197)	(100.0)
Operating, general and administrative expenses			1,429	1,306	(122)	(8.6)
Other ordinary expenses:			0	0	(0)	(94.4)

Ordinary loss			(57)	(28)	28	—

Extraordinary losses:			5	2	(3)	(59.2)
Losses on disposal of fixed assets			0	0	(0)	(16.2)
Provision for reserves under the special laws:			1	1	0	0.5
Provision for reserve for price fluctuation			1	1	0	0.5
Other extraordinary losses			2	—	(2)	(100.0)

Loss before income taxes			(62)	(30)	31	—
Income taxes			1	1	—	—
Total income taxes			1	1	—	—
Net loss			(64)	(32)	31	—

Underwriting result:
Net premiums written	(+	)	4,703	5,124	421	9.0
Net claims paid	(–)		2,525	3,065	539	21.4
Loss adjustment expenses	(–)		300	315	14	4.7
Operating expenses:	(–)		1,737	1,633	(104)	(6.0)
Net commissions and brokerage fees			308	328	19	6.4
Operating, general and administrative expenses related to underwriting			1,429	1,305	(123)	(8.7)
Underwriting result			139	111	(27)	(20.1)

Underwriting profit			(104)	(103)	1	—

Ratios:
Net loss ratio	(%	)	60.1	66.0	5.9
Net expense ratio	(%	)	36.9	31.9	(5.0)
Underwriting result ratio	(%	)	3.0	2.2	(0.8)

25

SONPO 24 Insurance Co., Ltd. (Non-consolidated)

Premiums Written and Claims Paid by Lines of Business

Direct premiums written (excluding deposits of premiums by policyholders)

(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	—	—%	—%	—	—%	—%
Marine insurance	—	—	—	—	—	—
Personal accident insurance	—	—	—	—	—	—
Voluntary automobile insurance	4,663	100.0	19.5	5,081	100.0	9.0
Compulsory automobile liability insurance	—	—	—	—	—	—
Others	—	—	—	—	—	—

Total	4,663	100.0	19.5	5,081	100.0	9.0
Deposits of premiums by policyholders	—	—	—	—	—	—

Net premiums written

	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	—	—%	—%	—	—%	—%
Marine insurance	—	—	—	—	—	—
Personal accident insurance	—	—	—	—	—	—
Voluntary automobile insurance	4,623	98.3	19.7	5,037	98.3	9.0
Compulsory automobile liability insurance	79	1.7	(11.9)	87	1.7	9.8
Others	—	—	—	—	—	—

Total	4,703	100.0	19.0	5,124	100.0	9.0

Net claims paid

	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	Rate of change	Net loss ratio	Amount	Rate of change	Net loss ratio
Fire and allied insurance	—	—%	—%	—	—%	—%
Marine insurance	—	—	—	—	—	—
Personal accident insurance	—	—	—	—	—	—
Voluntary automobile insurance	2,436	3.9	59.2	2,964	21.7	65.1
Compulsory automobile liability insurance	89	5.7	112.1	100	13.0	115.4
Others	—	—	—	—	—	—

Total	2,525	4.0	60.1	3,065	21.4	66.0

26

SONPO 24 Insurance Co., Ltd. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of September 30, 2010	As of March 31, 2010
(A) Total Solvency Margin	8,605	8,616
Capital and funds, etc.	8,204	8,236
Reserve for price fluctuation	21	20
Contingency reserve	—	—
Catastrophic loss reserve	161	312
General allowance for possible loan losses	—	—
Unrealized gains on securities (before tax effect deductions)	217	46
Net unrealized gains and losses on real estate	—	—
Excess amount of reserve for maturity refunds	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	—	—
(B) Total Risks	928	895
Underwriting risk (R1)	775	734
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
Guaranteed interest rate risk (R3)	—	—
Investment risk (R4)	157	193
Business management risk (R5)	31	30
Major catastrophe risk (R6)	105	104
(C) Solvency Margin Ratio [(A) / {(B) × 1/2}] × 100	1,854.2%	1,924.8%

Note)	The above figures are calculated based on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996).

27

Saison Automobile and Fire Insurance Company, Limited (Non-consolidated)

Interim Balance Sheets

	(Millions of yen)
	As of September 30, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	6,080	10,796	(4,716)
Money trusts	1,288	1,316	(27)
Securities	22,828	19,223	3,605
Loans	16	20	(4)
Tangible fixed assets	461	171	290
Intangible fixed assets	1,465	897	567
Other assets	2,154	1,917	237
Allowance for possible loan losses	(0)	(0)	—

Total assets	34,295	34,342	(47)

Liabilities:
Underwriting funds:	20,081	19,359	721
Reserve for outstanding losses and claims	5,116	4,946	169
Underwriting reserves	14,965	14,413	551
Other liabilities	1,649	1,431	218
Reserve for retirement benefits	267	364	(96)
Reserve for retirement benefits to directors	38	34	3
Reserve for bonus payments	218	206	12
Reserves under the special laws:	4	14	(10)
Reserve for price fluctuation	4	14	(10)
Deferred tax liabilities	104	100	4

Total liabilities	22,363	21,510	853

Net assets:
Shareholders’ equity:
Common stock	8,610	8,610	—
Capital surplus	6,848	6,848	—
Retained earnings	(3,783)	(2,925)	(858)
Total shareholders’ equity	11,674	12,532	(858)
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	256	299	(42)
Total valuation and translation adjustments	256	299	(42)

Total net assets	11,931	12,831	(900)

Total liabilities and net assets	34,295	34,342	(47)

28

Saison Automobile and Fire Insurance Company, Limited (Non-consolidated)

Interim Statements of Income

		(Millions of yen)
		Six months ended September 30, 2009 (April 1 to September 30, 2009)	Six months ended September 30, 2010 (April 1 to September 30, 2010)	Increase (Decrease)	Rate of change
		Amount	Amount
Ordinary income:		8,081	8,124	42	0.5%
Underwriting income:		7,759	7,834	74	1.0
Net premiums written		6,969	7,483	514	7.4
Deposits of premiums by policyholders		380	324	(56)	(14.8)
Interest and dividend income on deposits of premiums, etc.		31	25	(5)	(18.1)
Reversal of reserve for outstanding losses and claims		377	—	(377)	(100.0)
Investment income:		214	184	(30)	(14.3)
Interest and dividend income		161	155	(5)	(3.7)
Investment gains on money trusts		48	—	(48)	(100.0)
Investment gains on trading securities		3	0	(3)	(78.9)
Gains on sales of securities		32	52	20	64.0
Transfer of interest and dividend income on deposits of premiums, etc.		(31)	(25)	5	—
Other ordinary income		107	106	(1)	(1.3)

Ordinary expenses:		7,911	8,980	1,068	13.5
Underwriting expenses:		5,636	6,404	767	13.6
Net claims paid		3,729	3,784	54	1.5
Loss adjustment expenses		366	479	112	30.8
Net commissions and brokerage fees		887	896	8	1.0
Maturity refunds to policyholders		463	519	55	12.0
Provision for reserve for outstanding losses and claims		—	169	169	—
Provision for underwriting reserves		184	551	367	199.9
Investment expenses:		98	98	(0)	(0.9)
Investment losses on money trusts		—	27	27	—
Losses on sales of securities		76	—	(76)	(100.0)
Operating, general and administrative expenses		2,069	2,472	402	19.5
Other ordinary expenses:		106	5	(101)	(95.2)
Interest paid		2	2	0	21.6

Ordinary profit (loss)		169	(855)	(1,025)	(604.9)

Extraordinary gains:		4	10	6	159.2
Reversal of reserves under the special laws:		4	10	6	159.2
Reversal of reserve for price fluctuation		4	10	6	159.2
Extraordinary losses:		0	2	1	200.5
Losses on disposal of fixed assets		0	2	1	691.4
Impairment losses		0	—	(0)	(100.0)

Income (loss) before income taxes		172	(847)	(1,020)	(590.4)
Income taxes		10	10	—	—
Total income taxes		10	10	—	—
Net income (loss)		162	(858)	(1,020)	(629.5)

Underwriting result:
Net premiums written	(+)	6,969	7,483	514	7.4
Net claims paid	(–)	3,729	3,784	54	1.5
Loss adjustment expenses	(–)	366	479	112	30.8
Operating expenses:	(–)	2,807	3,225	418	14.9
Net commissions and brokerage fees		887	896	8	1.0
Operating, general and administrative expenses related to underwriting		1,919	2,328	409	21.3
Underwriting result		65	(5)	(71)	(108.3)

Underwriting profit		247	(859)	(1,107)	(446.6)

Ratios:
Net loss ratio (%)		58.8	57.0	(1.8)
Net expense ratio (%)		40.3	43.1	2.8
Underwriting result ratio (%)		0.9	(0.1)	(1.0)

29

Saison Automobile and Fire Insurance Company, Limited (Non-consolidated)

Premiums Written and Claims Paid by Lines of Business

Direct premiums written (excluding deposits of premiums by policyholders)

	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	1,059	13.5%	79.7%	1,699	19.7%	60.4%
Marine insurance	0	0.0	6.2	0	0.0	46.0
Personal accident insurance	1,866	23.7	25.4	2,143	24.8	14.9
Voluntary automobile insurance	4,374	55.6	(4.7)	4,191	48.5	(4.2)
Compulsory automobile liability insurance	166	2.1	(20.8)	160	1.9	(4.1)
Others	393	5.0	(11.1)	438	5.1	11.3

Total	7,861	100.0	7.4	8,634	100.0	9.8
Deposits of premiums by policyholders	380	—	(3.6)	324	—	(14.8)

Net premiums written

	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	771	11.1%	79.3%	1,275	17.0%	65.3%
Marine insurance	13	0.2	(39.9)	9	0.1	(31.3)
Personal accident insurance	1,252	18.0	11.0	1,379	18.4	10.1
Voluntary automobile insurance	4,343	62.3	(4.7)	4,161	55.6	(4.2)
Compulsory automobile liability insurance	208	3.0	(15.1)	235	3.2	12.9
Others	379	5.4	(11.8)	422	5.6	11.3

Total	6,969	100.0	2.3	7,483	100.0	7.4

Net claims paid

	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)			Six months ended September 30, 2010 (April 1 to September 30, 2010)
Business line	Amount	Rate of change	Net loss ratio	Amount	Rate of change	Net loss ratio
Fire and allied insurance	74	(48.2)%	10.5%	143	92.5%	12.4%
Marine insurance	10	(2.9)	78.5	10	(4.4)	108.0
Personal accident insurance	716	22.2	62.2	790	10.3	64.7
Voluntary automobile insurance	2,659	4.0	67.5	2,574	(3.2)	69.9
Compulsory automobile liability insurance	195	(5.6)	101.5	205	5.0	93.7
Others	72	(17.1)	21.6	60	(17.5)	17.9

Total	3,729	3.8	58.8	3,784	1.5	57.0

30

Saison Automobile and Fire Insurance Company, Limited (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of September 30, 2010	As of March 31, 2010
(A) Total Solvency Margin	13,609	15,333
Capital and funds, etc.	10,231	11,658
Reserve for price fluctuation	4	14
Contingency reserve	8	8
Catastrophic loss reserve	3,037	3,291
General allowance for possible loan losses	0	0
Unrealized gains on securities (before tax effect deductions)	325	359
Net unrealized gains and losses on real estate	—	—
Excess amount of reserve for maturity refunds	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	2	2
(B) Total Risks	1,661	1,653
Underwriting risk (R1)	841	838
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
Guaranteed interest rate risk (R3)	6	6
Investment risk (R4)	516	530
Business management risk (R5)	59	59
Major catastrophe risk (R6)	611	598
(C) Solvency Margin Ratio [ (A) / {(B) × 1/2} ] × 100	1,638.3%	1,854.7%

Note)	The above figures are calculated based on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996).

31

Sompo Japan Himawari Life Insurance Co., Ltd. (Non-consolidated)

Interim Balance Sheets

	(Millions of yen)
	As of September 30, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	36,646	32,988	3,657
Securities:	1,057,808	1,030,306	27,502
Government bonds	609,410	560,887	48,522
Municipal bonds	69,924	70,489	(564)
Corporate bonds	310,542	310,212	329
Domestic stocks	4,679	5,140	(460)
Foreign securities	63,251	83,576	(20,324)
Loans:	17,601	17,162	438
Policy loans	17,601	17,162	438
Tangible fixed assets	1,224	1,197	26
Intangible fixed assets	4,620	4,625	(5)
Agency accounts receivable	142	174	(31)
Reinsurance accounts receivable	969	1,206	(237)
Other assets	19,515	21,401	(1,886)
Deferred tax assets	12,267	13,164	(897)
Allowance for possible loan losses	(35)	(94)	59

Total assets	1,150,759	1,122,133	28,626

Liabilities:
Policy reserves:	1,083,639	1,054,852	28,786
Reserve for outstanding claims	20,591	20,155	435
Policy reserves	1,061,058	1,032,371	28,687
Reserve for dividends to policyholders	1,989	2,325	(336)
Agency accounts payable	1,428	1,591	(163)
Reinsurance accounts payable	1,155	1,205	(49)
Other liabilities	5,817	7,564	(1,746)
Reserve for retirement benefits	804	663	141
Reserve for retirement benefits to directors	61	45	15
Reserves under the special laws:	904	794	110
Reserve for price fluctuation	904	794	110

Total liabilities	1,093,810	1,066,716	27,093

Net assets:
Shareholders’ equity:
Common stock	17,250	17,250	—
Capital surplus	10,000	10,000	—
Retained earnings	25,983	27,283	(1,300)
Total shareholders’ equity	53,233	54,533	(1,300)
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	3,716	882	2,833
Total valuation and translation adjustments	3,716	882	2,833

Total net assets	56,949	55,416	1,532

Total liabilities and net assets	1,150,759	1,122,133	28,626

32

Sompo Japan Himawari Life Insurance Co., Ltd. (Non-consolidated)

Interim Statements of Income

	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)	Six months ended September 30, 2010 (April 1 to September 30, 2010)	Increase (Decrease)	Rate of change
	Amount	Amount
Ordinary income:	125,424	129,656	4,232	3.4%
Insurance premiums and other:	114,050	119,876	5,825	5.1
Insurance premiums	112,610	118,347	5,737	5.1
Investment income:	11,356	9,711	(1,644)	(14.5)
Interest and dividend income	8,955	9,413	457	5.1
Gains on sales of securities	895	297	(597)	(66.7)
Investment gains on special account	1,505	—	(1,505)	(100.0)
Other ordinary income	18	69	51	281.3

Ordinary expenses:	123,768	130,186	6,417	5.2
Insurance claims and other:	77,273	69,805	(7,468)	(9.7)
Insurance claims	11,002	11,225	222	2.0
Annuity payments	421	512	91	21.7
Insurance benefits	10,202	11,124	921	9.0
Surrender benefits	52,495	44,154	(8,340)	(15.9)
Other refunds	676	482	(194)	(28.7)
Provision for policy reserves and other:	17,318	29,122	11,804	68.2
Provision for reserve for outstanding claims	1,692	435	(1,257)	(74.3)
Provision for policy reserves	15,625	28,687	13,061	83.6
Provision for interest portion of reserve for dividends to policyholders	0	0	0	72.7
Investment expenses:	944	1,088	144	15.3
Interest paid	16	28	11	71.4
Losses on sales of securities	—	83	83	—
Impairment losses on securities	716	—	(716)	(100.0)
Losses on derivatives	173	26	(147)	(84.9)
Investment losses on special account	—	935	935	—
Operating, general and administrative expenses	27,418	28,901	1,482	5.4
Other ordinary expenses	813	1,267	454	55.9

Ordinary profit (loss)	1,655	(529)	(2,185)	(132.0)

Extraordinary gains:	2	5	3	127.4
Other extraordinary gains	2	5	3	127.4
Extraordinary losses:	91	390	299	328.0
Losses on disposal of fixed assets	5	15	9	156.3
Provision for reserves under the special laws:	85	110	24	29.2
Provision for reserve for price fluctuation	85	110	24	29.2
Other extraordinary losses	—	264	264	—

Provision for reserve for dividends to policyholders	660	799	139	21.1
Income (loss) before income taxes	907	(1,713)	(2,621)	(289.0)
Income taxes	1,414	297	(1,117)	(79.0)
Deferred income taxes	(949)	(710)	238	—
Total income taxes	465	(413)	(878)	(188.8)
Net income (loss)	441	(1,300)	(1,742)	(394.5)

33

Sompo Japan Himawari Life Insurance Co., Ltd. (Non-consolidated)

Major Business Results

Total amount of policies in force and total amount of new policies

Total amount of policies in force

	(Number in thousands, Yen in hundred millions, %)
	As of September 30, 2010				As of March 31, 2010
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	1,819	105.0	109,680	105.4	1,732	109.9	104,049	110.1
Individual annuities	15	99.6	798	99.5	15	98.2	801	98.5
Group insurance	—	—	18,580	101.1	—	—	18,379	92.0
Group annuities	—	—	—	—	—	—	—	—

Note)	Amount of “Individual annuities” represents the sum of annuity fund at the beginning of annuity payment of contracts before the beginning of annuity payment and policy reserves for the contracts after the beginning of annuity payment.

Total amount of new policies

	(Number in thousands, Yen in hundred millions, %)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)				Six months ended September 30, 2010 (April 1 to September 30, 2010)
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	159	169.4	10,519	135.4	159	100.1	11,268	107.1
Individual annuities	0	105.9	9	97.2	0	117.3	10	108.7
Group insurance	—	—	331	634.0	—	—	93	28.2
Group annuities	—	—	—	—	—	—	—	—

Note)	Amount of “Individual annuities” represents the amount of annuity fund at the beginning of annuity payment.

Annualized premiums

Policies in force

	(Millions of yen, %)
	As of September 30, 2010		As of March 31, 2010
		Rate of change		Rate of change
Individual insurance	193,896	100.6	192,742	98.1
Individual annuities	3,519	102.3	3,439	98.9

Total	197,416	100.6	196,181	98.2

Medical and survival benefits	75,345	103.4	72,864	106.1

New policies

	(Millions of yen, %)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)		Six months ended September 30, 2010 (April 1 to September 30, 2010)
		Rate of change		Rate of change
Individual insurance	12,260	123.6	12,606	102.8
Individual annuities	39	93.4	43	109.7

Total	12,299	123.4	12,650	102.9

Medical and survival benefits	6,076	161.6	5,691	93.7

Notes)

1.	Annualized premiums are calculated by using multipliers for various premium payment terms to the premium per payment. In single premium contracts, the amount is calculated by dividing the premium by the duration of the policy.
2.	Annualized premiums for medical and survival benefits include (a) premium related to medical benefits such as hospitalization and surgery benefits, (b) premium related to survival benefits such as specific illness and nursing benefits, and (c) premium related to premium waiver benefits, in which disability cause is excluded but causes such as specific illness and nursing care are included.

34

Sompo Japan Himawari Life Insurance Co., Ltd. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of September 30, 2010	As of March 31, 2010
(A) Total Solvency Margin	162,496	157,431
Capital, etc.	53,239	54,533
Reserve for price fluctuation	904	794
Contingency reserve	15,931	15,355
General allowance for possible loan losses	13	18
Unrealized gains on securities (90% of gain or 100% of loss)	5,242	1,245
Net unrealized gains and losses on real estate (85% of gain or 100% of loss)	—	—
Policy reserves in excess of surrender values	71,588	69,171
Brought in capital, etc.	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	15,576	16,312
(B) Total Risks	13,395	12,915
Underwriting risk (R1)	6,743	6,382
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R8)	3,712	3,516
Guaranteed interest rate risk (R2)	3,200	3,188
Investment risk (R3)	4,243	4,223
Business management risk (R4)	364	352
Guaranteed minimum benefit risk (R7)	332	322
(C) Solvency Margin Ratio [(A) / {(1/2) × (B)}] × 100	2,426.1%	2,437.9%

Notes)

1.	The above figures are calculated based on Articles 86, 87, 161, 162 and 190 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). “Policy reserves in excess of surrender values” is calculated based on the provisions of Article 1 Paragraph 3-1 of Notification No. 50 of the Ministry of Finance.
2.	Guaranteed minimum benefit risk is calculated by the standard method.

35

NIPPONKOA Life Insurance Co., Ltd. (Non-consolidated)

Interim Balance Sheets

	(Millions of yen)
	As of September 30, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	19,310	14,371	4,938
Call loans	697	478	219
Receivables under securities borrowing transactions	27,146	25,382	1,763
Money trusts	20,365	19,916	448
Securities:	396,442	378,612	17,829
Government bonds	260,952	243,074	17,877
Municipal bonds	52,308	52,132	175
Corporate bonds	76,133	75,571	561
Domestic stocks	6,084	6,892	(807)
Foreign securities	964	941	23
Loans:	14,419	13,763	655
Policy loans	14,419	13,763	655
Tangible fixed assets	187	178	9
Intangible fixed assets	970	240	730
Agency accounts receivable	21	24	(2)
Reinsurance accounts receivable	230	183	47
Other assets	8,549	8,911	(362)
Deferred tax assets	6,290	6,931	(641)
Allowance for possible loan losses	(7)	(7)	0

Total assets	494,625	468,988	25,636

Liabilities:
Policy reserves:	435,044	411,682	23,361
Reserve for outstanding claims	2,751	2,998	(247)
Policy reserves	430,861	407,193	23,668
Reserve for dividends to policyholders	1,431	1,491	(59)
Agency accounts payable	789	804	(15)
Reinsurance accounts payable	123	113	9
Other liabilities	30,172	30,000	172
Reserve for retirement benefits	343	300	42
Reserve for bonus payments to directors	—	15	(15)
Reserves under the special laws:	584	542	42
Reserve for price fluctuation	584	542	42

Total liabilities	467,056	443,459	23,596

Net assets:
Shareholders’ equity:
Common stock	20,000	20,000	—
Retained earnings	1,505	1,564	(59)
Total shareholders’ equity	21,505	21,564	(59)
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	6,063	3,964	2,098
Total valuation and translation adjustments	6,063	3,964	2,098

Total net assets	27,568	25,528	2,039

Total liabilities and net assets	494,625	468,988	25,636

36

NIPPONKOA Life Insurance Co., Ltd. (Non-consolidated)

Interim Statements of Income

	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)	Six months ended September 30, 2010 (April 1 to September 30, 2010)	Increase (Decrease)	Rate of change
	Amount	Amount
Ordinary income:	49,162	53,689	4,527	9.2%
Insurance premiums and other:	44,315	48,443	4,127	9.3
Insurance premiums	44,230	48,033	3,803	8.6
Investment income:	4,344	4,632	288	6.6
Interest and dividend income	3,890	4,402	511	13.2
Investment gains on money trusts	380	230	(149)	(39.4)
Gains on sales of securities	73	—	(73)	(100.0)
Other ordinary income:	502	613	111	22.1
Reversal of reserve for outstanding claims	—	247	247	—

Ordinary expenses:	48,282	53,101	4,819	10.0
Insurance claims and other:	18,998	19,797	799	4.2
Insurance claims	4,317	5,398	1,080	25.0
Annuity payments	196	241	44	22.7
Insurance benefits	1,457	1,806	349	24.0
Surrender benefits	12,657	11,957	(700)	(5.5)
Other refunds	112	118	6	5.4
Provision for policy reserves and other:	20,168	23,668	3,499	17.4
Provision for reserve for outstanding claims	95	—	(95)	(100.0)
Provision for policy reserves	20,072	23,668	3,595	17.9
Provision for interest portion of reserve for dividends to policyholders	0	0	0	26.2
Investment expenses:	38	21	(17)	(44.8)
Interest paid	35	18	(17)	(47.3)
Operating, general and administrative expenses	8,582	9,147	565	6.6
Other ordinary expenses	493	465	(28)	(5.7)

Ordinary profit	880	587	(292)	(33.2)

Extraordinary gains:	—	0	0	—
Reversal of allowance for possible loan losses	—	0	0	—
Extraordinary losses:	47	102	55	116.6
Losses on disposal of fixed assets	8	0	(7)	(92.8)
Provision for reserves under the special laws:	39	42	2	7.0
Provision for reserve for price fluctuation	39	42	2	7.0
Other extraordinary losses	—	60	60	—

Provision for reserve for dividends to policyholders	515	537	22	4.3
Income (loss) before income taxes	317	(51)	(369)	(116.4)
Income taxes	351	555	204	58.1
Deferred income taxes	(219)	(548)	(328)	—
Total income taxes	131	7	(124)	(94.6)
Net income (loss)	185	(59)	(244)	(131.8)

37

NIPPONKOA Life Insurance Co., Ltd. (Non-consolidated)

Major Business Results

Total amount of policies in force and total amount of new policies

Total amount of policies in force

	(Number in thousands, Yen in hundred millions, %)
	As of September 30, 2010				As of March 31, 2010
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	585	105.4	41,423	103.4	555	111.1	40,044	105.1
Individual annuities	53	99.8	1,973	100.1	53	96.3	1,971	96.3
Group insurance	—	—	11,272	102.0	—	—	11,052	109.9
Group annuities	—	—	—	—	—	—	—	—

Note)	Amount of “Individual annuities” represents the sum of annuity fund at the beginning of annuity payment of contracts before the beginning of annuity payment and policy reserves for the contracts after the beginning of annuity payment.

Total amount of new policies

	(Number in thousands, Yen in hundred millions, %)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)				Six months ended September 30, 2010 (April 1 to September 30, 2010)
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	46	120.9	3,149	108.0	51	110.4	3,810	121.0
Individual annuities	0	92.8	27	86.9	1	210.5	55	201.2
Group insurance	—	—	240	165.2	—	—	63	26.2
Group annuities	—	—	—	—	—	—	—	—

Note)	Amount of “Individual annuities” represents the amount of annuity fund at the beginning of annuity payment.

Annualized premiums

Policies in force

	(Millions of yen, %)
	As of September 30, 2010		As of March 31, 2010
		Rate of change		Rate of change
Individual insurance	59,761	103.5	57,758	105.3
Individual annuities	11,974	100.1	11,966	96.5

Total	71,736	102.9	69,725	103.6

Medical and survival benefits	14,215	104.4	13,610	111.6

New policies

	(Millions of yen, %)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)		Six months ended September 30, 2010 (April 1 to September 30, 2010)
		Rate of change		Rate of change
Individual insurance	4,300	103.0	4,952	115.2
Individual annuities	164	96.0	303	185.0

Total	4,464	102.7	5,255	117.7

Medical and survival benefits	1,214	110.0	1,171	96.4

Notes)

1.	Annualized premiums are calculated by using multipliers for various premium payment terms to the premium per payment. In single premium contracts, the amount is calculated by dividing the premium by the duration of the policy.
2.	Annualized premiums for medical and survival benefits include (a) premium related to medical benefits such as hospitalization and surgery benefits and (b) premium related to survival benefits such as specific illness.

38

NIPPONKOA Life Insurance Co., Ltd. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of September 30, 2010	As of March 31, 2010
(A) Total Solvency Margin	63,354	60,078
Capital, etc.	20,943	21,564
Reserve for price fluctuation	584	542
Contingency reserve	5,078	4,859
General allowance for possible loan losses	—	—
Unrealized gains on securities (90% of gain or 100% of loss)	8,552	5,592
Net unrealized gains and losses on real estate (85% of gain or 100% of loss)	—	—
Policy reserves in excess of surrender values	26,710	25,993
Brought in capital, etc.	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	1,485	1,527
(B) Total Risks	4,560	4,368
Underwriting risk (R1)	3,020	2,930
Underwriting risk for third-sector insurance products including accident and sickness insurance (R8)	1,042	970
Guaranteed interest rate risk (R2)	169	164
Investment risk (R3)	1,629	1,538
Business management risk (R4)	117	112
Guaranteed minimum benefit risk (R7)	—	—
(C) Solvency Margin Ratio [(A) / {(1/2) x (B)}] x 100	2,778.6%	2,750.4%

Note)	The above figures are calculated based on Articles 86, 87, 161, 162 and 190 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). “Policy reserves in excess of surrender values” is calculated based on the provisions of Article 1 Paragraph 3-1 of Notification No. 50 of the Ministry of Finance.

39

Sompo Japan DIY Life Insurance Co., Ltd. (Non-consolidated)

Interim Balance Sheets

	(Millions of yen)
	As of September 30, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	216	182	33
Securities:	5,033	5,407	(373)
Government bonds	2,396	2,690	(293)
Domestic stocks	866	950	(84)
Tangible fixed assets	68	80	(12)
Intangible fixed assets	—	0	(0)
Agency accounts receivable	0	0	0
Reinsurance accounts receivable	28	21	6
Other assets	862	456	406
Allowance for possible loan losses	—	(0)	0

Total assets	6,209	6,149	59

Liabilities:
Policy reserves:	1,095	1,041	54
Reserve for outstanding claims	194	141	53
Policy reserves	900	899	0
Agency accounts payable	3	3	0
Reinsurance accounts payable	33	32	1
Other liabilities	350	342	8
Reserve for retirement benefits	22	20	2
Reserves under the special laws:	16	15	0
Reserve for price fluctuation	16	15	0
Deferred tax liabilities	195	225	(30)

Total liabilities	1,717	1,680	37

Net assets:
Shareholders’ equity:
Common stock	10,100	10,100	—
Capital surplus	2,100	2,100	—
Retained earnings	(8,052)	(8,128)	75
Total shareholders’ equity	4,147	4,071	75
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	344	397	(53)
Total valuation and translation adjustments	344	397	(53)

Total net assets	4,491	4,468	22

Total liabilities and net assets	6,209	6,149	59

40

Sompo Japan DIY Life Insurance Co., Ltd. (Non-consolidated)

Interim Statements of Income

	(Millions of yen)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)	Six months ended September 30, 2010 (April 1 to September 30, 2010)	Increase (Decrease)	Rate of change

	Amount	Amount
Ordinary income:	1,835	1,928	93	5.1%
Insurance premiums and other:	1,812	1,912	100	5.6
Insurance premiums	1,773	1,824	50	2.9
Investment income:	23	15	(7)	(33.0)
Interest and dividend income	23	15	(7)	(33.0)
Other ordinary income	0	0	(0)	(44.3)

Ordinary expenses:	2,130	1,850	(280)	(13.2)
Insurance claims and other:	590	488	(101)	(17.2)
Insurance claims	405	307	(98)	(24.3)
Insurance benefits	100	102	2	2.3
Other refunds	0	2	1	290.4
Provision for policy reserves and other:	110	54	(55)	(50.5)
Provision for reserve for outstanding claims	98	53	(44)	(45.2)
Provision for policy reserves	11	0	(11)	(94.7)
Investment expenses:	0	0	(0)	(27.3)
Interest paid	0	0	(0)	(27.3)
Operating, general and administrative expenses	1,394	1,279	(115)	(8.3)
Other ordinary expenses	34	27	(7)	(20.2)

Ordinary profit (loss)	(294)	78	373	—

Extraordinary losses:	8	0	(8)	(92.4)
Provision for reserves under the special laws:	0	0	(0)	(10.6)
Provision for reserve for price fluctuation	0	0	(0)	(10.6)
Other extraordinary losses	8	—	(8)	(100.0)

Income (loss) before income taxes	(303)	77	381	—
Income taxes	1	1	—	—
Total income taxes	1	1	—	—
Net income (loss)	(305)	75	381	—

41

Sompo Japan DIY Life Insurance Co., Ltd. (Non-consolidated)

Major Business Results

Total amount of policies in force and total amount of new policies

Total amount of policies in force

(Number in thousands, Yen in hundred millions, %)
	As of September 30, 2010				As of March 31, 2010
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	46	99.2	7,924	98.6	46	101.1	8,039	99.7
Individual annuities	—	—	—	—	—	—	—	—
Group insurance	—	—	—	—	—	—	—	—
Group annuities	—	—	—	—	—	—	—	—

Total amount of new policies

(Number in thousands, Yen in hundred millions, %)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)				Six months ended September 30, 2010 (April 1 to September 30, 2010)
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	2	106.8	417	102.7	1	71.8	288	69.2
Individual annuities	—	—	—	—	—	—	—	—
Group insurance	—	—	—	—	—	—	—	—
Group annuities	—	—	—	—	—	—	—	—

Annualized premiums

Policies in force

	(Millions of yen, %)
	As of September 30, 2010		As of March 31, 2010
		Rate of change		Rate of change
Individual insurance	3,677	100.8	3,650	103.2
Individual annuities	—	—	—	—
Total	3,677	100.8	3,650	103.2
Medical and survival benefits	872	101.1	863	104.6

New policies

	(Millions of yen, %)
	Six months ended September 30, 2009 (April 1 to September 30, 2009)		Six months ended September 30, 2010 (April 1 to September 30, 2010)
		Rate of change		Rate of change
Individual insurance	170	107.5	125	73.6
Individual annuities	—	—	—	—
Total	170	107.5	125	73.6
Medical and survival benefits	52	115.3	36	69.8

Notes)

1.	Annualized premiums are calculated by using multipliers for various premium payment terms to the premium per payment. In single premium contracts, the amount is calculated by dividing the premium by the duration of the policy.
2.	Annualized premiums for medical and survival benefits include (a) premium related to medical benefits such as hospitalization and surgery benefits, (b) premium related to survival benefits such as specific illness and nursing benefits, and (c) premium related to premium waiver benefits, in which disability cause is excluded but causes such as specific illness and nursing care are included.

42

Sompo Japan DIY Life Insurance Co., Ltd. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of September 30, 2010	As of March 31, 2010
(A) Total Solvency Margin	5,194	5,199
Capital, etc.	4,147	4,071
Reserve for price fluctuation	16	15
Contingency reserve	545	551
General allowance for possible loan losses	—	—
Unrealized gains on securities (90% of gain or 100% of loss)	485	560
Net unrealized gains and losses on real estate (85% of gain or 100% of loss)	—	—
Policy reserves in excess of surrender values	—	—
Brought in capital, etc.	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	—	—
(B) Total Risks	574	582
Underwriting risk (R1)	448	454
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R8)	95	95
Guaranteed interest rate risk (R2)	0	0
Investment risk (R3)	110	118
Business management risk (R4)	19	20
Guaranteed minimum benefit risk (R7)	—	—
(C) Solvency Margin Ratio [(A) / {(1/2) x (B)}] x 100	1,808.8%	1,785.9%

Note)	The above figures are calculated based on Articles 86, 87, 161, 162 and 190 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). “Policy reserves in excess of surrender values” is calculated based on the provisions of Article 1 Paragraph 3-1 of Notification No. 50 of the Ministry of Finance.

43

Supplementary Explanation

< Calculation of ratios >

• Underwriting profit	=	Underwriting income – Underwriting expenses – Operating, general and administrative expenses related to underwriting + Other income and expenses*

	*	Other income and expenses include, but not limited to, income tax expenses for compulsory automobile liability insurance.

• Net loss ratio	=	(Net claims paid + Loss adjustment expenses) / Net premiums written × 100

• Net expense ratio	=	(Net commissions and brokerage fees + Operating, general and administrative expenses related to underwriting) / Net premiums written × 100

• Underwriting result ratio	=	(Net premiums written – Net claims paid – Loss adjustment expenses – Operating expenses) / Net premiums written × 100

< Solvency margin ratio >

•

In addition to reserves to cover payments for claims, benefits and maturity refunds, etc., it is necessary for insurance companies to maintain sufficient solvency in order to cover against risks which may exceed their normal estimates, i.e. the occurrence of major catastrophes, the fluctuation in mortality rate due to significant changes in key environmental factors and a big decline in value of assets held by insurance companies, etc.

•

Solvency margin ratio: (C), which is calculated in accordance with the Insurance Business Law, is the ratio of “solvency margin of insurance companies by means of their capital, reserves, etc.” (total solvency margin: (A)) to “risks which will exceed their normal estimates” (total risks: (B)).

•	“Risks which will exceed their normal estimates” are composed of risks described below.

<1>	Underwriting risk, underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance:

Risks of occurrence of insurance claims in excess of normal estimates (excluding risks relating to major catastrophes)

<2>	Guaranteed interest rate risk:

Risks of invested assets failing to yield assumed interest rates due to the aggravation of investment conditions than expected

<3>	Investment risk:

Risks of retained securities and other assets fluctuating in prices in excess of normal estimates

<4>	Business management risk:

Risks beyond normal estimates arising from business management (That does not fall under other categories.)

<5>	Major catastrophe risk:

Risks of the occurrence of major catastrophic losses in excess of normal estimates (risks such as the Great Kanto Earthquake or Isewan typhoon)

<6>	Guaranteed minimum benefit risk:

Risks of special account assets fluctuating in prices in excess of normal estimates

•

“Solvency margin of insurance companies by means of their capital, reserves, etc.” (total solvency margin) is the sum of total net assets (excluding planned outflows), certain reserves (reserve for price fluctuation, contingency reserve and catastrophic loss reserve, etc.) and parts of net unrealized gains and losses on real estate, etc.

•

Solvency margin ratio is one of the indicators for the regulatory authorities to monitor financial soundness of insurance companies. Solvency margin ratio exceeding 200% would indicate adequate capability to meet payments of possible insurance claims.

44

4.	Supplementary Data about Financial Results for the six months ended September 30, 2010 at Press Conference

Sompo Japan Insurance Inc. (Non-consolidated)

(1)	Key figures

	(Yen in hundred millions)
	Six months ended September 30, 2009 (A)	Year ended March 31, 2010 (B)	Six months ended September 30, 2010 (C)	Increase (Decrease) (C) - (B)	Increase (Decrease) (C) - (A)
 Net premiums written	6,416	12,588	6,436	—	20
Rate of change	(4.9)%	(2.4)%	0.3%	2.8%	5.2%
‚ Total assets	50,086	50,292	48,572	(1,719)	(1,513)
ƒ Net loss ratio	74.7%	73.9%	69.3%	(4.6)%	(5.4)%
„ Net expense ratio	34.2%	34.1%	33.3%	(0.7)%	(0.8)%
… Combined ratio	108.8%	107.9%	102.6%	(5.3)%	(6.2)%
Underwriting result ratio	(8.8)%	(7.9)%	(2.6)%	5.3%	6.2%
† Voluntary automobile insurance
• Net premiums written	3,226	6,402	3,197	—	(28)
Rate of change	(2.1)%	(2.1)%	(0.9)%	1.2%	1.2%
• Underwriting result ratio	(2.2)%	(4.8)%	(2.7)%	2.1%	(0.4)%
• Net loss ratio	67.6%	70.6%	69.4%	(1.2)%	1.8%
• Net expense ratio	34.7%	34.3%	33.3%	(0.9)%	(1.4)%
‡ Fire and allied insurance
• Net premiums written	676	1,441	675	—	(1)
Rate of change	(3.2)%	(0.6)%	(0.2)%	0.4%	3.0%
• Underwriting result ratio	12.4%	13.0%	12.2%	(0.8)%	(0.2)%
• Net loss ratio	44.5%	44.2%	43.3%	(0.9)%	(1.2)%
• Net expense ratio	43.1%	42.8%	44.5%	1.7%	1.4%
ˆ Number of employees	17,481	17,294	19,027	1,733	1,546
‰ Number of agencies	47,336	46,294	45,533	(761)	(1,803)

<Reference> Consolidated figures of NKSJ Holdings, Inc.

	(Yen in hundred millions)
	Six months ended September 30, 2009 (A)	Year ended March 31, 2010 (B)	Six months ended September 30, 2010 (C)	Increase (Decrease) (C) - (B)	Increase (Decrease) (C) - (A)
 Ordinary income			13,297	—	—
‚ Net premiums written			9,878	—	—
Rate of change			—	—	—
ƒ Life insurance premiums written			1,089	—	—
Rate of change			—	—	—
„ Ordinary profit			388	—	—
… Net income			241	—	—

Notes)

1.	Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100
2.	Net expense ratio = (Net commissions and brokerage fees + Operating, general and administrative expenses related to underwriting) / Net premiums written × 100
3.	Combined ratio = Net loss ratio + Net expense ratio
4.	Underwriting result ratio = 100 - Combined ratio
5.	Items with % within “Increase (Decrease)” represent change from the year ended March 31, 2010 and the six months ended September 30, 2009, respectively.

45

Sompo Japan Insurance Inc. (Non-consolidated)

(2)	Other figures

	Non-performing loans

Risk-monitored loans

	(Yen in hundred millions)
	As of September 30, 2009	As of March 31, 2010	As of September 30, 2010
Loans to borrowers in bankruptcy	8	8	6
Overdue loans	22	20	16
Loans overdue for three months or more	—	—	—
Restructured loans	7	11	4

Total	38	40	27
Percent of total loans	0.8%	0.9%	0.6%

(Reference) Total loans	4,823	4,761	4,681

Results of self-assessment

	(Yen in hundred millions)
	As of September 30, 2009	As of March 31, 2010	As of September 30, 2010
No category	47,938	48,472	46,457
Category II	587	616	486
Category III	99	97	93
Category IV	171	148	56
Subtotal (Category II-IV)	857	862	637

Total	48,796	49,334	47,094

Note)

The above figures represent amounts before recognition of impairment losses. Impairment losses on securities are included in “Category IV”.

‚	Impairment losses on securities

	(Yen in hundred millions)
	Six months ended September 30, 2009	Year ended March 31, 2010	Six months ended September 30, 2010
Domestic bonds	—	—	—
Domestic stocks	39	25	27
Foreign securities	1	3	10
Others	0	0	—

Total	41	28	37

Impairment rules applied

Impairment losses on securities which have readily determinable fair value are recognized if fair value declines by 30% or more of their cost (historical cost or amortized cost).

ƒ	Impairment losses on fixed assets

	(Yen in hundred millions)
	Six months ended September 30, 2009	Year ended March 31, 2010	Six months ended September 30, 2010
Land	—	3	2
Buildings	—	0	0
Others	—	—	—

Total	—	3	2

„	Unrealized gains and losses on securities

	(Yen in hundred millions)
	As of September 30, 2009	As of March 31, 2010	As of September 30, 2010
Domestic bonds	361	320	654
Domestic stocks	5,041	5,800	4,249
Foreign securities	(369)	(198)	(384)
Others	30	40	37

Total	5,064	5,963	4,556

Notes)

1.	Unrealized gains and losses on monetary receivables bought are included in “Others”.
2.	Besides the above, unrealized gains and losses on trust assets in money trust other than trading purposes or held to maturity amount to 0.0 billion yen for the six months ended September 30, 2009, 0.0 billion yen for the year ended March 31,2010, and (0.1) billion yen for the six months ended September 30, 2010.

46

Sompo Japan Insurance Inc. (Non-consolidated)

…	Underwriting of third-sector insurance products

	(Number in hundreds)
	Six months ended September 30, 2010		Breakdown of number
	Number	Increase (Decrease)	Sompo Japan Insurance Inc.	Subsidiaries
Number of policies	5,426	166	4,318	1,107

Notes)

1.	This table represents total and respective number of policies of Sompo Japan Insurance Inc. and its subsidiaries from April 1 to September 30, 2010.
2.	The above numbers represent the cumulative sales of policies of medical insurance and cancer insurance.

†	Claims by natural disasters

		(Yen in hundred millions)
		Six months ended September 30, 2009	Year ended March 31, 2010	Six months ended September 30, 2010
Direct claims paid	a	32	130	14
Net claims paid	b	25	116	14
Unpaid claims	c	4	15	4
Net incurred loss	b + c	30	132	18

Notes)

1.	This table represents paid and unpaid claims related to natural disasters which occurred in the period.
2.	Amounts of unpaid claims are calculated by deducting reinsurance recoverable on unpaid loss from direct insurance reserve for outstanding losses and claims.

‡	Catastrophic loss reserve

	(Yen in hundred millions, %)
	Six months ended September 30, 2009			Year ended March 31, 2010			Six months ended September 30, 2010
Business line	Balance	Balance ratio	Provision	Balance	Balance ratio	Provision	Balance	Balance ratio	Provision
Fire and allied insurance	1,389	105.1	93	1,485	105.4	189	1,580	119.9	95
Marine insurance	257	106.0	4	262	110.5	8	264	102.1	4
Personal accident insurance	896	66.4	21	845	67.5	39	857	63.3	21
Voluntary automobile insurance	331	5.1	196	386	6.0	386	265	4.1	194
Others	926	51.8	60	967	60.2	108	1,021	56.6	61

Total	3,801	34.1	376	3,946	36.2	732	3,989	35.8	377

Notes)

1.	Balance ratio = Balance of catastrophic loss reserve / Net premiums written (excluding household earthquake and compulsory automobile liability insurance) × 100

As for the interim fiscal year, net premiums written are doubled for the calculation of balance ratio.

2.	Provision represents gross amounts before excluding reversal.

ˆ	Reinsurance assumed

	(Yen in hundred millions)
	Six months ended September 30, 2009		Six months ended September 30, 2010
Business line	Reinsurance premiums assumed	Reinsurance claims assumed	Reinsurance premiums assumed	Reinsurance claims assumed
Fire and allied insurance	97	40	114	29
Marine insurance	35	26	25	19
Personal accident insurance	4	3	6	3
Voluntary automobile insurance	22	8	12	10
Compulsory automobile liability insurance	539	777	565	780
Others	74	92	68	255

Total	774	949	792	1,098

‰	Reinsurance ceded

	(Yen in hundred millions)
	Six months ended September 30, 2009		Six months ended September 30, 2010
Business line	Reinsurance premiums ceded	Reinsurance claims ceded	Reinsurance premiums ceded	Reinsurance claims ceded
Fire and allied insurance	280	37	272	10
Marine insurance	59	33	57	74
Personal accident insurance	10	9	8	7
Voluntary automobile insurance	14	8	13	9
Compulsory automobile liability insurance	601	844	618	871
Others	122	67	162	24

Total	1,088	1,001	1,132	997

47

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

(1)	Key figures

	(Yen in hundred millions)
	Six months ended September 30, 2009 (A)	Year ended March 31, 2010 (B)	Six months ended September 30, 2010 (C)	Increase (Decrease) (C) - (B)	Increase (Decrease) (C) - (A)
 Net premiums written	3,197	6,333	3,165	—	(31)
Rate of change	(5.7)%	(3.1)%	(1.0)%	2.1%	4.7%

‚ Total assets	26,348	25,924	25,081	(842)	(1,266)

ƒ Net loss ratio	66.2%	69.4%	67.1%	(2.3)%	0.9%

„ Net expense ratio	35.4%	35.8%	35.3%	(0.5)%	(0.1)%

… Combined ratio	101.6%	105.2%	102.4%	(2.8)%	0.8%
Underwriting result ratio	(1.6)%	(5.2)%	(2.4)%	2.8%	(0.8)%

† Voluntary automobile insurance
• Net premiums written	1,604	3,187	1,579	—	(25)
Rate of change	(1.9)%	(2.0)%	(1.6)%	0.4%	0.3%
• Underwriting result ratio	1.8%	(2.4)%	(2.5)%	(0.1)%	(4.3)%
• Net loss ratio	66.4%	71.0%	70.5%	(0.5)%	4.1%
• Net expense ratio	31.8%	31.4%	32.0%	0.6%	0.2%

‡ Fire and allied insurance
• Net premiums written	437	965	423	—	(13)
Rate of change	(5.5)%	0.8%	(3.1)%	(3.9)%	2.4%
• Underwriting result ratio	5.9%	7.7%	7.8%	0.1%	1.9%
• Net loss ratio	50.5%	48.1%	48.6%	0.5%	(1.9)%
• Net expense ratio	43.6%	44.2%	43.6%	(0.6)%	—%

ˆ Number of employees	8,292	8,257	9,962	1,705	1,670

‰ Number of agencies	29,055	28,520	27,972	(548)	(1,083)

Notes)

1.	Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100
2.	Net expense ratio = (Net commissions and brokerage fees + Operating, general and administrative expenses related to underwriting) / Net premiums written × 100
3.	Combined ratio = Net loss ratio + Net expense ratio
4.	Underwriting result ratio = 100 - Combined ratio
5.	Items with % within “Increase (Decrease)” represent change from the year ended March 31, 2010 and the six months ended September 30, 2009, respectively.
6.	Number of employees does not include numbers of agent trainees nor in-house agents but includes numbers of employees who are loaned from other companies.

48

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

(2)	Other figures

	Non-performing loans

Risk-monitored loans

	(Yen in hundred millions)
	As of September 30, 2009	As of March 31, 2010	As of September 30, 2010
Loans to borrowers in bankruptcy	0	0	0
Overdue loans	14	11	11
Loans overdue for three months or more	0	—	—
Restructured loans	4	5	3

Total	19	17	15
Percent of total loans	0.9%	0.8%	0.7%

(Reference) Total loans	2,324	2,274	2,126

Results of self-assessment

	(Yen in hundred millions)
	As of September 30, 2009	As of March 31, 2010	As of September 30, 2010
No category	26,234	25,850	24,264

Category II	115	74	80
Category III	149	17	16
Category IV	7	155	15
Subtotal (Category II-IV)	272	247	112

Total	26,507	26,097	24,376

Note)

Total represents the amount before amortized or provisioned, however the amount of Category III and IV are fully amortized and/or provisioned.

‚	Impairment losses on securities

	(Yen in hundred millions)
	Six months ended September 30, 2009	Year ended March 31, 2010	Six months ended September 30, 2010
Domestic bonds	—	—	—
Domestic stocks	1	12	8
Foreign securities	1	0	2
Others	—	8	0

Total	3	21	11

Impairment rules applied

NIPPONKOA recognized impairment on securities whose fair value is determinable as of the balance sheet date if the fair value declined by 30% or more from carrying value.

ƒ	Impairment losses on fixed assets

	(Yen in hundred millions)
	Six months ended September 30, 2009	Year ended March 31, 2010	Six months ended September 30, 2010
Land	0	0	3
Buildings	0	2	0
Others	—	—	0

Total	0	2	4

„	Unrealized gains and losses on securities

	(Yen in hundred millions)
	As of September 30, 2009	As of March 31, 2010	As of September 30, 2010
Domestic bonds	142	124	301
Domestic stocks	2,481	2,718	1,944
Foreign securities	(264)	(112)	(60)
Others	3	5	4

Total	2,362	2,735	2,190

Note)

The above numbers represent difference between costs and book values for securities available for sale, which have readily determinable fair value.

49

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

…	Underwriting of third-sector insurance products

	(Number in hundreds)
	Six months ended September 30, 2010		Breakdown of number
	Number	Increase (Decrease)	NIPPONKOA Insurance Co., Ltd.	Subsidiaries
Number of policies	564	(9)	319	244

Notes)

1.	This table represents cumulative total and respective number of policies of NIPPONKOA Insurance Co., Ltd. and its subsidiaries from April 1, 2010 to September 31, 2010.
2.	The above numbers includes policies of medical insurance and cancer insurance, but excludes policies of accident insurance and nursing-care insurance.

†	Claims by natural disasters

	(Yen in hundred millions)
	Six months ended September 30, 2009	Year ended March 31, 2010	Six months ended September 30, 2010
Direct claims paid	23	114	15
Net claims paid	21	108	15
Unpaid claims	9	22	7

Notes)

1.	This table represents paid and unpaid claims related to natural disasters which occurred in the period.
2.	“Unpaid claims” represents amounts deducting reinsurance recoverable on unpaid loss from direct insurance reserve for outstanding losses and claims.
3.	Claims by natural disasters include claims caused by earthquakes.

‡	Catastrophic loss reserve

	(Yen in hundred millions, %)
	Six months ended September 30, 2009			Year ended March 31, 2010			Six months ended September 30, 2010
Business line	Balance	Balance ratio	Provision	Balance	Balance ratio	Provision	Balance	Balance ratio	Provision
Fire and allied insurance	1,175	137.7	29	1,211	128.4	65	1,240	150.2	28
Marine insurance	189	142.5	3	190	141.1	6	190	137.0	3
Personal accident insurance	246	44.7	8	210	41.5	15	199	36.5	8
Voluntary automobile insurance	172	5.4	110	219	6.9	219	109	3.5	108
Others	502	56.8	21	515	64.6	38	532	60.9	21

Total	2,286	40.6	173	2,345	42.1	345	2,271	41.0	170

Notes)

1.	Balance ratio = Balance of catastrophic loss reserve / Net premiums written (excluding household earthquake and compulsory automobile liability insurance) × 100

As for the interim fiscal year, net premiums written is doubled for the calculation of balance ratio.

2.	Provision represents gross amounts.

ˆ	Reinsurance assumed

	(Yen in hundred millions)
	Six months ended September 30, 2009		Six months ended September 30, 2010
Business line	Reinsurance premiums assumed	Reinsurance claims assumed	Reinsurance premiums assumed	Reinsurance claims assumed
Fire and allied insurance	24	8	21	6
Marine insurance	13	8	9	8
Personal accident insurance	10	7	13	7
Voluntary automobile insurance	12	9	13	8
Compulsory automobile liability insurance	249	356	258	359
Others	13	12	14	2

Total	324	401	331	393

‰	Reinsurance ceded

	(Yen in hundred millions)
	Six months ended September 30, 2009		Six months ended September 30, 2010
Business line	Reinsurance premiums ceded	Reinsurance claims ceded	Reinsurance premiums ceded	Reinsurance claims ceded
Fire and allied insurance	139	31	153	12
Marine insurance	15	9	13	13
Personal accident insurance	7	2	7	2
Voluntary automobile insurance	15	11	14	8
Compulsory automobile liability insurance	266	374	270	379
Others	37	15	41	7

Total	480	444	501	425

50

[Supplementary Information]

Sompo Japan Insurance Inc. and NIPPONKOA Insurance Co., Ltd. (Combined)

	(Yen in hundred millions)
	Six months ended September 30, 2009 (A)	Year ended March 31, 2010 (B)	Six months ended September 30, 2010 (C)	Increase (Decrease) (C) - (B)	Increase (Decrease) (C) - (A)
 Net premiums written	9,614	18,922	9,602	—	(11)
Rate of change	(5.2)%	(2.7)%	(0.1)%	2.5%	5.1%

‚ Total assets	76,435	76,216	73,654	(2,562)	(2,780)

ƒ Net loss ratio	71.9%	72.4%	68.6%	(3.8)%	(3.3)%

„ Net expense ratio	34.6%	34.6%	34.0%	(0.6)%	(0.6)%

… Combined ratio	106.4%	107.0%	102.6%	(4.5)%	(3.9)%
Underwriting result ratio	(6.4)%	(7.0)%	(2.6)%	4.5%	3.9%

† Voluntary automobile insurance
• Net premiums written	4,830	9,590	4,777	—	(53)
Rate of change	(2.0)%	(2.1)%	(1.1)%	0.9%	0.9%
• Underwriting result ratio	(0.9)%	(4.0)%	(2.6)%	1.4%	(1.7)%
• Net loss ratio	67.2%	70.7%	69.7%	(1.0)%	2.6%
• Net expense ratio	33.7%	33.3%	32.9%	(0.4)%	(0.8)%

‡ Fire and allied insurance
• Net premiums written	1,114	2,407	1,099	—	(15)
Rate of change	(4.1)%	(0.1)%	(1.4)%	(1.3)%	2.7%
• Underwriting result ratio	9.9%	10.9%	10.5%	(0.4)%	0.7%
• Net loss ratio	46.9%	45.8%	45.3%	(0.4)%	(1.5)%
• Net expense ratio	43.3%	43.4%	44.1%	0.8%	0.9%

ˆ Number of employees	25,773	25,551	28,989	3,438	3,216

‰ Number of agencies	76,391	74,814	73,505	(1,309)	(2,886)

Notes)

1.	Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100
2.	Net expense ratio = (Net commissions and brokerage fees + Operating, general and administrative expenses related to underwriting) / Net premiums written × 100
3.	Combined ratio = Net loss ratio + Net expense ratio
4.	Underwriting result ratio = 100 - Combined ratio
5.	Items with % within “Increase (Decrease)” represent change from the year ended March 31, 2010 and the six months ended September 30, 2009, respectively.

51

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Quarterly Securities Reports.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Risk of intensification of competition in the property and casualty insurance business

(3)	Changes to laws, regulations, and systems

(4)	Natural catastrophe risks related to insurance products

(5)	Occurrence of losses exceeding projection

(6)	Reinsurance risk

(7)	Effects of declining stock price

(8)	Effects of fluctuation in interest rate

(9)	Credit risk

(10)	Effects of fluctuation in foreign exchange rate

(11)	Liquidity risk

(12)	Life insurance business risks

(13)	Overseas business risk

(14)	Non-insurance business risk

(15)	Credit rating downgrade

(16)	Business interruption risk in case of natural disasters, etc.

(17)	Information security risk

(18)	Reputational risk

(19)	System integration risk

(20)	Risk of failure to adequately realize business integration synergies

(21)	Risks related to merger of life insurance subsidiaries

(22)	Other risks

52

[English Summary]

Quarterly Securities Report for the Three Months Ended September 30, 2010

Part 1: Corporate Information

Section 1: Information on the company

1. Trends in major business indexes

2. Business overview

3. Subsidiaries and affiliates

4. Employees

Section  2: Business Conditions

1. Insurance operation

2. Business risks

3. Significant contracts on management

4. Financial positions, results of operations, and cash flows

Section 3: Information on the facilities

Section 4: Information of the reporting company

1. Information on shares

(1) Total Number of Shares

(2) Stock Acquisition Rights

(3) Status of warrant bonds’ outstanding warrants with adjusted exercise prices

(4) Status of Rights Plan

(5) Changes in the Total Number of Shares Issued and the Amount of Common Stock

(6) Status of Major Shareholders

(7) Status of Voting Rights

2. Changes in stock prices

3. Directors

Section  5: Financial Condition

1. Interim Consolidated Financial Statements

2. Other

3. Interim Financial Statements (Non-consolidated)

4. Other

Part 2: Information on party(ies) providing guaranty to the Reporting Company

Part 1: Corporate Information

Section 1: Information on the company

1.	Trends in major business indexes

(Omitted.)

2.	Business overview

(Omitted.)

3.	Subsidiaries and affiliates

(Omitted.)

4.	Employees

(Omitted.)

Section 2: Business Conditions

1.	Insurance operation

(Omitted.)

2.	Business risks

With respect to the information given in this quarterly report about the Company’s business conditions and financial condition in the fiscal second quarter, no matters with the potential to materially influence investors’ decisions have arisen. Further, no material changes have occurred from the information given under “Business risks” in the Company’s quarterly report for the fiscal first quarter.

The Company has no material events to report. Material events are those that raise material doubt about the assumption that the Company will continue as a going concern or materially affect the operation of the Company.

3.	Significant contracts on management

(Omitted.)

4.	Financial positions, results of operations, and cash flows

(Omitted.)

Section 3: Information on the facilities

(Omitted.)

Section 4: Information of the reporting company

1.	Information on shares

(1)	Total Number of Shares

(Omitted.)

(2)	Stock Acquisition Rights

(Omitted.)

(3)	Status of warrant bonds’ outstanding warrants with adjusted exercise prices

(Omitted.)

(4)	Status of Rights Plan

(Omitted.)

(5)	Changes in the Total Number of Shares Issued and the Amount of Common Stock

(Omitted.)

(6)	Status of Major Shareholders

	(As of September 30, 2010)
Shareholders’ name	Location	Number of shares held (thousands)	Percentage of ownership based on issued shares (%)
State Street Bank and Trust Company (standing proxy: The Hongkong and Shanghai Banking Corporation Limited Tokyo Branch)	P.O. Box 351, Boston, Massachusetts 02101 U.S.A. (11-1 Nihonbashi 3-chome, Chuo-ku, Tokyo)	85,003	5.12
Japan Trustee Services Bank, Ltd. (Trust Account)	8-11 Harumi 1-chome, Chuo-ku, Tokyo	69,255	4.17
Longleaf Partners Fund (standing proxy: The Hongkong and Shanghai Banking Corporation Limited Tokyo Branch)	6410 Poplar Avenue Suite 900, Memphis, TN 38119 U.S.A. (11-1 Nihonbashi 3-chome, Chuo-ku, Tokyo)	56,402	3.39
The Master Trust Bank of Japan ,Ltd. (Trust Account)	11-3 Hamamatsucho 2-chome, Minato-ku, Tokyo	51,693	3.11
The Dai-ichi Life Insurance Company, Limited	13-1 Yurakucho 1-chome, Chiyoda-ku, Tokyo	40,908	2.46
NKSJ Holdings Employee Shareholding Plan	Human Capital and General Affairs Division, NKSJ Holdings, Inc, 26-1 Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo	39,598	2.38
Mizuho Corporate Bank, Ltd.	3-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo	34,052	2.05
Nippon Express Co., Ltd.	9-3 Higashi-Shinbashi 1-chome, Minato-ku, Tokyo	32,004	1.93
SSBT OD05 Omnibus Account - Treaty Clients (standing proxy: The Hongkong and Shanghai Banking Corporation Limited Tokyo Branch)	338 PITT Street SYDNEY NSW 2000 AUSTRALIA (11-1 Nihonbashi 3-chome, Chuo-ku, Tokyo)	24,629	1.48
Meiji Yasuda Life Insurance Company	1-1 Marunouchi 2-chome,Chiyoda-ku, Tokyo	22,503	1.35

Total	—	456,050	27.45

Notes:

1	Dai-ichi Life Insurance Company’s shareholdings include 17,971,000 shares contributed by Dai-ichi Life Insurance to a post-retirement benefit trust as a trust asset (in the shareholder registry, said shares are registered in the name of Mizuho Trust & Banking Co., Ltd., as beneficial owner on behalf of Dai-ichi Life Insurance post-retirement benefit trust).
2	During the quarter ended September 30, 2010, the Company received notification that Southeastern Asset Management Inc. owned shares as specified below as of April 1, 2010, per a large shareholding report filed on April 8, 2010, but the Company was unable to confirm the number of shares effectively owned by Southeastern Asset Management as of September 30, 2010. The Company consequently listed its top 10 shareholders above based on the information recorded in its shareholder registry.

Shareholders’ name	Location	Number of shares held (thousands)	Percentage of ownership based on issued shares (%)
Southeastern Asset Management Inc.	6410 Poplar Avenue Suite 900, Memphis, TN 38119 U.S.A.	208,200	12.53

(7)	Status of Voting Rights

(Omitted.)

2.	Changes in stock prices

(Omitted.)

3.	Directors

(Omitted.)

Section 5: Financial Condition

NKSJ Holdings, Inc. prepares the interim consolidated financial statements and the interim non-consolidated financial statements for the six months ended September 30, 2010, since it conducts business defined in the provision of Article17-15 Paragraph 2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

1	Basis of Preparation of the Interim Consolidated Financial Statements and the Interim Non-consolidated Financial Statements

(1)	NKSJ Holdings, Inc. prepares the interim consolidated financial statements in accordance with the “Regulations concerning the Terminology, Forms and Preparation Methods of the Interim Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999) and the “Ordinance for Enforcement of the Insurance Business Law” (Ministry of Finance Ordinance No. 5, 1996) pursuant to the provision of Articles 48 and 69 of the “Regulations concerning the Terminology, Forms and Preparation Methods of the Interim Consolidated Financial Statements”.

(2)	NKSJ Holdings, Inc. prepares the interim non-consolidated financial statements in accordance with the “Regulations concerning the Terminology, Forms and Preparation Methods of the Interim Financial Statements” (Ministry of Finance Ordinance No. 38, 1977).

(3)	NKSJ Holdings, Inc. was established as of April 1, 2010, so the interim consolidated accounting period ended September 30, 2009 (April 1 to September 30, 2009), the consolidated fiscal year ended March 31, 2010 (April 1, 2009 to March 31, 2010), the second quarter consolidated accounting period ended September 30, 2009 (July 1 to September 30, 2009), the interim accounting period ended September 30, 2009 (April 1 to September 30, 2009), and the fiscal year ended March 31, 2010 (April 1, 2009 to March 31, 2010) are not disclosed.

2	Audit Certification

In accordance with the provision of Article 193-2 Paragraph 1 of the Financial Instruments and Exchange Act, the interim consolidated financial statements for the six months ended September 30, 2010 (April 1 to September 30, 2010) and the interim non-consolidated financial statements for the six months ended September 30, 2010 (April 1 to September 30, 2010) have been audited by Ernst & Young ShinNihon LLC.

1.	Interim Consolidated Financial Statements

(1)	Interim Consolidated Balance Sheets

			(Millions of yen)
			As of September 30, 2010
Assets:
Cash and deposits		*3	270,872
Call loans			98,497
Receivables under resale agreements			82,982
Receivables under securities borrowing transactions			27,146
Monetary receivables bought			37,253
Money trusts			84,648
Securities	*3,	*4	6,511,189
Loans	*2,	*5	713,053
Tangible fixed assets	*1,	*3	362,176
Intangible fixed assets			31,566
Other assets			571,200
Deferred tax assets			242,078
Allowance for possible loan losses			(5,839)

Total assets			9,026,824

Liabilities:
Underwriting funds:			7,352,175
Reserve for outstanding losses and claims			993,986
Underwriting reserves			6,358,188
Bonds			128,000
Other liabilities		*3	269,655
Reserve for retirement benefits			106,503
Reserve for retirement benefits to directors			113
Reserve for bonus payments			25,510
Reserves under the special laws:			21,336
Reserve for price fluctuation			21,336
Deferred tax liabilities			654

Total liabilities			7,903,947

Net assets:
Shareholders’ equity:
Common stock			100,045
Capital surplus			438,555
Retained earnings			335,209
Treasury stock			(527)

Total shareholders’ equity			873,282

Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax			266,889
Deferred gains on hedges			5,330
Foreign currency translation adjustments			(27,962)

Total valuation and translation adjustments			244,258

Stock acquisition rights			2,362
Non-controlling interests			2,973

Total net assets			1,122,876

Total liabilities and net assets			9,026,824

(2)	Interim Consolidated Statements of Income

		(Millions of yen)
		Six months ended September 30, 2010 (April 1 to September 30, 2010)
Ordinary income:		1,329,799
Underwriting income:		1,261,384
Net premiums written		987,832
Deposits of premiums by policyholders		79,398
Interest and dividend income on deposits of premiums, etc.		30,061
Life insurance premiums written		108,905
Reversal of reserve for outstanding losses and claims		35,643
Reversal of underwriting reserves		16,454
Investment income:		63,222
Interest and dividend income		78,453
Investment gains on money trusts		896
Investment gains on trading securities		67
Gains on sales of securities		5,839
Transfer of interest and dividend income on deposits of premiums, etc.		(30,061)
Other ordinary income		5,191
Ordinary expenses:		1,290,910
Underwriting expenses:		1,048,058
Net claims paid		607,279
Loss adjustment expenses	*1	65,449
Net commissions and brokerage fees	*1	176,065
Maturity refunds to policyholders		165,853
Life insurance claims paid		28,735
Investment expenses:		24,913
Investment losses on money trusts		581
Losses on sales of securities		2,201
Impairment losses on securities		6,827
Operating, general and administrative expenses	*1	212,008
Other ordinary expenses:		5,929
Interest paid		3,619

Ordinary profit		38,888

Extraordinary gains:		2,015
Gains on disposal of fixed assets		79
Gains on negative goodwill		149
Other extraordinary gains	*3	1,785
Extraordinary losses:		4,923
Losses on disposal of fixed assets		324
Impairment losses	*2	662
Provision for reserves under the special laws:		2,843
Provision for reserve for price fluctuation		2,843
Other extraordinary losses	*4	1,093

Income before income taxes and non-controlling interests		35,980

Income taxes		2,793
Deferred income taxes		9,250

Total income taxes		12,043

Income before non-controlling interests		23,936

Non-controlling interests		(180)

Net income		24,116

(3)	Interim Consolidated Statements of Changes in Net Assets

(Millions of yen)
Six months ended September 30, 2010 (April 1 to September 30, 2010)
Shareholders’ equity:
Common stock:
Balance at the beginning of the period	70,000
Changes during the period
Issuance of new stocks - exercise of stock acquisition rights	45
Increase due to share exchange	30,000

Total changes during the period	30,045

Balance at the end of the period	100,045

Capital surplus:
Balance at the beginning of the period	24,229
Changes during the period
Issuance of new stocks - exercise of stock acquisition rights	45
Disposal of treasury stock	31
Increase due to share exchange	414,248

Total changes during the period	414,325

Balance at the end of the period	438,555

Retained earnings:
Balance at the beginning of the period	336,793
Changes during the period
Dividends	(25,700)
Net income	24,116

Total changes during the period	(1,584)

Balance at the end of the period	335,209

Treasury stock:
Balance at the beginning of the period	—
Changes during the period
Acquisition of treasury stock	(708)
Disposal of treasury stock	180

Total changes during the period	(527)

Balance at the end of the period	(527)

Total shareholders’ equity:
Balance at the beginning of the period	431,023
Changes during the period
Issuance of new stocks - exercise of stock acquisition rights	91
Dividends	(25,700)
Net income	24,116
Acquisition of treasury stock	(708)
Disposal of treasury stock	212
Increase due to share exchange	444,248

Total changes during the period	442,259

Balance at the end of the period	873,282

(Millions of yen)
Six months ended September 30, 2010 (April 1 to September 30, 2010)
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax:
Balance at the beginning of the period	389,352
Changes during the period
Net changes in items other than shareholders’ equity	(122,463)

Total changes during the period	(122,463)

Balance at the end of the period	266,889

Deferred gains on hedges
Balance at the beginning of the period	—
Changes during the period
Net changes in items other than shareholders’ equity	5,330

Total changes during the period	5,330

Balance at the end of the period	5,330

Foreign currency translation adjustments:
Balance at the beginning of the period	(21,674)
Changes during the period
Net changes in items other than shareholders’ equity	(6,287)

Total changes during the period	(6,287)

Balance at the end of the period	(27,962)

Total valuation and translation adjustments:
Balance at the beginning of the period	367,678
Changes during the period
Net changes in items other than shareholders’ equity	(123,420)

Total changes during the period	(123,420)

Balance at the end of the period	244,258

Stock acquisition rights:
Balance at the beginning of the period	1,302
Changes during the period
Net changes in items other than shareholders’ equity	1,059

Total changes during the period	1,059

Balance at the end of the period	2,362

Non-controlling interests:
Balance at the beginning of the period	2,839
Changes during the period
Net changes in items other than shareholders’ equity	133

Total changes during the period	133

Balance at the end of the period	2,973

(Millions of yen)
Six months ended September 30, 2010 (April 1 to September 30, 2010)
Total net assets:
Balance at the beginning of the period	802,843
Changes during the period
Issuance of new stocks - exercise of stock acquisition rights	91
Dividends	(25,700)
Net income	24,116
Acquisition of treasury stock	(708)
Disposal of treasury stock	212
Increase due to share exchange	444,248
Net changes in items other than shareholders’ equity	(122,226)

Total changes during the period	320,032

Balance at the end of the period	1,122,876

(4)	Interim Consolidated Statements of Cash Flows

(Millions of yen)
Six months ended September 30, 2010 (April 1 to September 30, 2010)
Cash flows from operating activities:
Income before income taxes and non-controlling interests	35,980
Depreciation	9,610
Impairment losses	662
Amortization of goodwill	967
Gains on negative goodwill	(149)
Increase (decrease) in reserve for outstanding losses and claims	(36,658)
Increase (decrease) in underwriting reserves	(18,043)
Increase (decrease) in allowance for possible loan losses	(1,442)
Increase (decrease) in reserve for retirement benefits	2,946
Increase (decrease) in reserve for retirement benefits to directors	21
Increase (decrease) in reserve for bonus payments	3,034
Increase (decrease) in reserve for bonus payments to directors	(57)
Increase (decrease) in reserve for price fluctuation	2,843
Interest and dividend income	(78,453)
Losses (gains) on investment in securities	6,194
Interest expenses	3,619
Foreign exchange losses (gains)	5,045
Losses (gains) related to tangible fixed assets	245
Losses (gains) related to loans	0
Investment losses (gains) on the equity method	128
Decrease (increase) in other assets	85,657
Increase (decrease) in other liabilities	(26,621)
Others	10,027

Subtotal	5,558

Interest and dividend received	83,487
Interest paid	(3,582)
Income taxes paid	(7,822)

Cash flows from operating activities	77,640

		(Millions of yen)
		Six months ended September 30, 2010 (April 1 to September 30, 2010)
Cash flows from investing activities:
Net decrease (increase) in deposits		15,265
Purchase of monetary receivables bought		(1,187)
Proceeds from sales and redemption of monetary receivables bought		5,753
Increase in money trusts		(21)
Decrease in money trusts		347
Purchase of securities		(488,265)
Proceeds from sales and redemption of securities		402,055
Loans made		(98,409)
Collection of loans		117,746
Net increase in receivables and payables under securities borrowing transactions		214
Others		10,269

Subtotal		(36,231)

Total of operating activities and investment transactions as above		41,409

Acquisition of tangible fixed assets		(3,130)
Proceeds from sales of tangible fixed assets		338
Acquisition of stocks of subsidiaries resulting in changes in the scope of consolidation		(6,487)
Others		(1,951)

Cash flows from investing activities		(47,462)

Cash flows from financing activities:
Proceeds from issuance of stocks		0
Proceeds from sales of treasury stock		17
Acquisition of treasury stock		(708)
Dividends paid		(25,662)
Dividends paid to non-controlling shareholders		(5)
Others		(1,271)

Cash flows from financing activities		(27,630)

Effect of exchange rate changes on cash and cash equivalents		(1,567)

Net Increase (decrease) in cash and cash equivalents		980

Cash and cash equivalents at the beginning of the period		262,844
Net increase in cash and cash equivalents due to share exchange		141,141
Net increase in cash and cash equivalents due to merger		2,480

Cash and cash equivalents at the end of the period	*1	407,447

Significant Accounting Policies for the Preparation of the Interim Consolidated Financial Statements

Six months ended September 30, 2010 (April 1 to September 30, 2010)
1 Scope of consolidation

(1)    Number of consolidated subsidiaries: 23 companies

         Sompo Japan Insurance Inc.

         NIPPONKOA Insurance Co., Ltd.

         Sonpo 24 Insurance Co., Ltd.

         Saison Automobile and Fire Insurance Company, Limited

         Sompo Japan Himawari Life Insurance Co., Ltd.

         NIPPONKOA Life Insurance Co., Ltd.

         Sompo Japan DIY Life Insurance Co., Ltd.

         Sompo Japan DC Securities Co., Ltd.

         Healthcare Frontier Japan Inc.

         Sompo Japan Asset Management Co., Ltd.

         Sompo Japan Insurance Company of America

         Sompo Japan Insurance Company of Europe Limited

         NIPPONKOA Insurance Company (Europe) Limited

         NIPPONKOA Management Services (Europe) Limited

         Nippon Insurance Company of Europe Limited

         Sompo Japan Asia Holdings Pte. Ltd.

         Sompo Japan Insurance (Singapore) Pte. Ltd.

         Tenet Insurance Company Limited

         Sompo Japan Insurance (China) Co., Ltd.

         NIPPONKOA Insurance Company (China) Limited

         Sompo Japan Insurance (Hong Kong) Company Limited

         NIPPONKOA Insurance Company (Asia) Limited

         Yasuda Seguros S.A.

Tenet Insurance Company Limited is the company which was acquired 100% of its shares by Sompo Japan Insurance Inc. as of May 31, 2010.

(2) Names of principal non-consolidated subsidiaries Names of principal non-consolidated subsidiaries Ark Re Limited Sompo Japan Reinsurance Company Limited

         As the non-consolidated subsidiaries do not have a material impact on reasonable judgment about the Group’s financial conditions and results of operations in terms of total assets, ordinary income, net income or loss and retained earnings, they are excluded from the scope of consolidation.

2 Application of the equity method

(1)    Number of affiliates accounted for under the equity method: 6 companies

         Hitachi Capital Insurance Corporation

         Yasuda Enterprise Development Co., Ltd.

         Berjaya Sompo Insurance Berhad

         Universal Sompo General Insurance Company Limited

         Maritima Seguros S.A.

         Maritima Saude Seguros S.A.

(2)    The non-consolidated subsidiaries and affiliates (Ark Re Limited and Sompo Japan Reinsurance Company Limited, etc.) are not accounted for under the equity method as each company has a minor impact on net income or loss and retained earnings and they do not have a material impact as a whole.

(3)    NKSJ Holdings, Inc. holds 26.6% of voting rights of Japan Earthquake Reinsurance Co., Ltd. (“Japan Earthquake”) through domestic property and casualty insurance subsidiaries. As Japan Earthquake is engaged in public business and NKSJ Holdings, Inc. can not have a material impact on Japan Earthquake’s decision of finance, promotion and business strategy, Japan Earthquake is excluded from affiliate.

Six months ended September 30, 2010 (April 1 to September 30, 2010)

3 The interim balance sheet dates of consolidated subsidiaries	The interim balance sheet dates of the foreign consolidated subsidiaries are June 30. As the differences in the interim balance sheet dates do not exceed three months, the interim financial statements as of June 30 are used for the preparation of the interim consolidated financial statements. Necessary adjustments are made for the significant transactions during the periods from the interim balance sheet dates of the subsidiaries to the interim consolidated balance sheet date.

4 Accounting policies	(1) Valuation policies and methods for securities

(a) Trading securities are carried at fair value. Cost of sale is calculated under the moving-average method.

(b) Bonds held to maturity are carried at amortized cost based on the moving-average method.

(c)    Policy reserve matching bonds are carried at amortized cost based on the moving-average method in accordance with “Temporary Treatment of Accounting and Auditing Concerning Policy Reserve Matching Bonds in the Insurance Industry” (Japanese Institute of Certified Public Accountants Industry Audit Practice Committee Report No.21).

The outline of risk management policy in relation to policy reserve matching bonds is as follows.

Certain domestic consolidated life insurance subsidiaries set up “policy reserve for single-premium whole-life” as a sub-category, and follow the management policy to match the duration of the policy reserve in the sub-category with the duration of policy reserve matching bonds corresponding to this sub-category within a certain range, to better manage the changes in the interest rate risk associated with the assets and liabilities.

(d) Stocks of non-consolidated subsidiaries and affiliates that are not accounted for under the equity method are carried at cost based on the moving-average method.

(e)    Securities available for sale which have readily determinable fair value are carried at fair value based on the market price as of the interim balance sheet date.

Changes in unrealized gains or losses, net of applicable income taxes, are directly included in net assets, and cost of sale is calculated based on the moving-average method.

(f) Securities available for sale which are considered extremely difficult to figure out fair value are carried at cost based on the moving-average method.

(g) Securities managed as trust assets in money trust for trading purposes are carried at fair value.

(h) Securities managed as trust assets in money trusts classified as other than trading purposes or held to maturity are carried on the same basis as that of securities available for sale.

(2) Valuation policies and methods for derivative financial instruments Derivative financial instruments are carried at fair value.

(3) Depreciation methods of significant assets

(a)    Tangible fixed assets (excluding lease assets)

Depreciation of tangible fixed assets (excluding lease assets) held by NKSJ Holdings, Inc. and its domestic consolidated subsidiaries is computed using the declining-balance method, except for buildings (excluding fixtures attached to buildings) acquired on or after April 1, 1998 on which depreciation is computed using the straight-line method.

Depreciation of tangible fixed assets (excluding lease assets) held by the foreign consolidated subsidiaries is mainly computed using the straight-line method.

(b) Intangible fixed assets Capitalized software for internal use held by the consolidated subsidiaries is amortized using the straight-line method based on the estimated useful life.

Six months ended September 30, 2010 (April 1 to September 30, 2010)

(4) Accounting policies for significant reserves

(a)    Allowance for possible loan losses

In order to provide for losses from defaults, the domestic consolidated insurance subsidiaries establish allowance for possible loan losses in accordance with the internal standards for self-assessment of assets and the policy of write-off and provision.

For claims on debtors that have legally, formally or substantially entered into bankruptcy, special liquidation or whose notes have been under suspension at clearing houses, allowances are provided based on the amount remaining after deduction of the estimated recoverable amounts from the disposal of collateral and from guarantees.

For claims on debtors that are highly probable that they would bankrupt in the future, allowances are provided based on the amount remaining after deduction of the estimated recoverable amounts from the disposal of collateral and from guarantees, considering the debtor’s overall solvency assessment.

For claims other than those described above, allowances are provided based on the amount of claims multiplied by the default rate, which is computed based on historical loan loss experience.

The departments responsible for respective assets assess relevant claim in accordance with the in-house self-assessment criteria. The asset auditing department independently reviews the results and allowances are provided based on the said results.

The other consolidated subsidiaries determine the collectability of the receivables respectively to provide allowances based on the said results to cover the estimated future losses.

(b)    Reserve for retirement benefits

In order to provide for employees’ retirement benefits, the domestic consolidated subsidiaries record the amount, which was considered to occur as of the interim consolidated balance sheet date, based on the projected retirement benefit obligation and the estimated plan assets at the end of the fiscal year.

Prior service costs are amortized using the straight-line method over certain years within the average remaining service years of employees at the time of occurrence.

Actuarial gains and losses are amortized using the straight-line method over certain years within the average remaining service years of employees at the time of occurrence from the following fiscal year.

(c)    Reserve for retirement benefits to directors

In order to provide for retirement benefits to directors, the domestic consolidated subsidiaries record the amount deemed accrued as of the interim consolidated balance sheet date based on internal regulations.

(d) Reserve for bonus payments In order to provide for employees’ bonus payments, the estimated amounts to be paid as of the interim consolidated balance sheet date are recorded.

(e)    Reserve for price fluctuation

In order to provide for possible losses arising from price fluctuation of stock etc, the domestic consolidated insurance subsidiaries set aside reserves under Article 115 of the Insurance Business Act.

Six months ended September 30, 2010 (April 1 to September 30, 2010)

(5)    Significant hedge accounting

         Generally the domestic consolidated subsidiaries apply the deferral hedge accounting method to interest rate swaps to hedge cash flow fluctuation risk of floating-rate loans and bonds and interest rate fluctuation risk related to long-term insurance contracts based on “The accounting and auditing treatment on the application of the financial products accounting standard to the insurance industry” (Japanese Institute of Certified Public Accountants Industry Audit Practice Committee Report No.26, hereafter “Industry Audit Practice Committee Report No.26”). The exceptional treatment is applied to certain interest rate swaps to the extent that such transactions meet certain conditions required for the application of the exceptional treatment.

         The domestic consolidated subsidiaries apply fair value hedge accounting to equity swaps for hedging the future stock price fluctuation risks.

         The fair value hedge accounting method is applied to forward foreign exchanges, currency options and currency swaps in order to reduce foreign exchange rate fluctuation risk on foreign currency denominated assets. The exceptional treatment is applied to the transactions to the extent that such transactions meet certain conditions required for application of the exceptional treatment.

         Hedge effectiveness is judged by periodically comparing the accumulated fluctuations of the market value or cash flows of the hedged item to those of the related hedging instrument for the period from the commencement of the hedge to the date of judgment. However, when the material conditions are shared among the hedging instrument and the hedged item and its effectiveness is considered high, when interest rate swaps meet requirements for applying the exceptional method or when certain transactions fulfill the required conditions to apply the exceptional treatment, the judgment of the hedge effectiveness is omitted.

         The hedge effectiveness based on Industry Audit Practice Committee Report No.26 is judged by monitoring the interest rates which impact the calculation of theoretical prices of both insurance liabilities as hedged item and interest rate swaps as hedging instrument which are grouped by different remaining periods.

(6)    Cash and cash equivalents in the interim consolidated statement of cash flows

         Cash and cash equivalents in the interim consolidated statement of cash flows consist of cash on hand, demand deposits and short-term investments with original maturities or redemption of three months or less, which can be cashed easily and have few risks of fluctuation in value.

(7)    Accounting for consumption taxes

         NKSJ Holdings, Inc. and its domestic consolidated subsidiaries account for national and local consumption taxes using the tax-excluded method, except for the domestic consolidated insurance subsidiaries’ expenses such as loss adjustment expenses and operating, general and administrative expenses for which the domestic consolidated insurance subsidiaries account using the tax-included method.

         Non-deductible consumption taxes relating to assets are included in other assets and amortized in equal installments over five years.

Additional Information

Six months ended September 30, 2010 (April 1 to September 30, 2010)

(Subsidiaries merged and became a direct subsidiary of NKSJ Holdings, Inc.)

In accordance with approval by board of directors of Sompo Japan Insurance Inc. (Sompo Japan) and NIPPONKOA Insurance Co., Ltd. (Nipponkoa), subsidiaries of NKSJ Holdings, Inc. (NKSJ), held on July 30, 2010, Sompo Japan Asset Management Co., Ltd. and ZEST Asset Management Ltd., indirect subsidiaries of NKSJ, merged and the merged entity was renamed Sompo Japan Nipponkoa Asset Management Co., Ltd. (SJNKAM) as of October 1, 2010.

All shares of SJNKAM held by Sompo Japan and Nipponkoa were delivered in-kind to NKSJ, SJNKAM became a direct subsidiary of NKSJ as of October 1, 2010.

(Acquisition of shares)

NKSJ Holdings, Inc. (NKSJ) acquired 99.07% of the common shares of Fiba Sigorta Anonim Sirketi (Fiba Sigorta), an insurance company, through its consolidated subsidiary as of November 2, 2010, in accordance with the agreement as of June 15, 2010.

Overview of Fiba Sigorta, purpose of the acquisition of shares, etc. are as follows.

1	Overview of Fiba Sigorta

Company name: Fiba Sigorta Anonim Sirketi

Head office: Istanbul, Turkey

Description of business: Property and casualty insurance business

Net premiums written (Fiscal year ended December 31, 2009): 242 million Turkish liras (13,813 million yen)

Total assets (As of December 31, 2009): 356 million Turkish liras (20,332 million yen)

2	Purpose of the acquisition of shares

NKSJ will establish a strong platform to expand NKSJ’s property and casualty insurance business in the fast-growing Turkish market.

3	Acquisition cost

480 million Turkish liras (27,407 million yen)

Note) Yen amounts in the bracket ( ) are translated by the exchange rate (1 Turkish lira = 57.04 yen) as of September 30, 2010.

Notes to the Interim Consolidated Financial Statements

(Notes to the interim consolidated balance sheets)

As of September 30, 2010

*1	Accumulated depreciation of tangible fixed assets amounts to 392,426 million yen.

*2	(1) Loans to borrowers in bankruptcy and overdue loans amount to 685 million yen and 2,836 million yen, respectively.

Loans to borrowers in bankruptcy represent those loans (excluding the portion of the loans that were written off), on which accrued interest receivable is not recognized because repayments of principal or interest were overdue for considerable periods and they are regarded uncollectible and which met the events defined in Article 96-1-3 (the maximum amount transferable to allowance for possible loan losses) and 4 of the Corporate Income Tax Law Enforcement Regulation (Article 97 of 1965 Cabinet Order). Hereafter, those loans are referred to as “Non-accrual loans”.

Overdue loans represent non-accrual loans other than (a) loans to borrowers in bankruptcy or (b) loans on which payments of interest are deferred in order to assist or facilitate the restructuring of borrowers in financial difficulties.

(2) Loans overdue for three months or more amount to 4 million yen.

Loans overdue for three months or more represent, among loans which are not included in loans to borrowers in bankruptcy or overdue loans, loans on which the payment of principal or interest has been delayed for three months or more from the date following the due date.

(3) Restructured loans amount to 764 million yen.

Restructured loans represent, among loans which are not included in any of the above categories, loans on which favorable terms for the benefit of borrowers such as interest exemption or reduction, grace on interest payments, grace on principal repayments or forgiveness of debts have been granted in order to assist or facilitate the restructuring of borrowers in financial difficulties.

(4) The total of loans to borrowers in bankruptcy, overdue loans, loans overdue for three months or more and restructured loans amount to 4,291 million yen.

*3	Securities of 78,639 million yen, deposits of 6,956 million yen and tangible fixed assets of 5,243 million yen are pledged as collateral.

Other liabilities include the bank secured debt totaling 1,932 million yen.

*4	Securities include 88,853 million yen of lending securities under loan agreements.

*5	The amount of loan commitments outstanding is 11,354 million yen.

6	While the securities amounting to 31,843 million yen received under securities borrowing transactions are available for discretionary disposal through sale or re-hypothecation, all of them are held by the company.

(Notes to the interim consolidated statements of income)

Six months ended September 30, 2010 (April 1 to September 30, 2010)
*1	Major components of operating expenses

Agency commissions, etc.	176,325 million yen
Salaries	98,477 million yen

Operating expenses represent the sum of loss adjustment expenses, operating, general and administrative expenses and net commissions and brokerage fees included in the interim consolidated statement of income.

*2	The following assets recognize impairment losses for the six months ended September 30, 2010.

Purpose of use	Category	Location, etc.	Impairment losses (millions of yen)
			Land	Buildings	Others	Total
Properties for rent	Land and buildings	6 properties including a building for rent in Tokyo	514	102	—	616
Idle properties	Land, building and others	9 properties including a company housing in Hyogo	39	5	1	45

Total			553	107	1	662

The domestic consolidated insurance subsidiaries categorize properties used for the insurance business as a single asset group for the entire insurance business. Properties for rent, idle properties and potential disposal properties are categorized as a single asset group for each property. The other consolidated subsidiaries categorize properties used for the business as a single asset group for each subsidiary.

When properties reduce profitability significantly for the six months ended September 30, 2010, mainly due to a decline in the prices of land, the consolidated subsidiaries devalue the carrying amounts to the realizable value. These decreases in the carrying amounts are recorded as impairment losses in extraordinary losses.

The realizable value is calculated using the value in use or the net selling price for properties for rent and the net selling price for idle properties. The value in use is calculated by discounting the future cash flows at the discount rate of 5.2%. The net selling price is the appraisal value based on the Real Estate Appraisal Standard.

*3	Other extraordinary gains are 1,785 million yen of gains on extinguishment of tie-in shares.

*4	The major component of other extraordinary losses is 904 million yen of the impact related to the adoption of accounting standards for asset retirement obligations.

(Notes to the interim consolidated statements of changes in net assets)

Six months ended September 30, 2010 (April 1 to September 30, 2010)

1	Type and number of shares outstanding and type and number of treasury stock

	Number as of March 31, 2010 (thousand shares)	Increase for the six months ended September 30, 2010 (thousand shares)	Decrease for the six months ended September 30, 2010 (thousand shares)	Number as of September 30, 2010 (thousand shares)
Shares outstanding
Common stock	—	1,661,409	—	1,661,409

Total	—	1,661,409	—	1,661,409

Treasury stock
Common stock	—	1,214	307	907

Total	—	1,214	307	907

Notes)

1	Breakdown of increase in shares outstanding of common stock of 1,661,409 thousand shares is as follows.

New stocks issued in the establishment of NKSJ Holdings, Inc. through share exchange of Sompo Japan Insurance Inc. and NIPPONKOA Insurance Co., Ltd.: 1,661,263 thousand shares

Increase due to exercise of stock acquisition rights: 145 thousand shares

2	Breakdown of increase in treasury stock of common stock of 1,214 thousand shares is as follows.

Increase due to acquisition of treasury stock in accordance with approval by board of directors: 1,000 thousand shares

Increase due to purchase of shares less than a full trading unit: 214 thousand shares

3	Breakdown of decrease in treasury stock of common stock of 307 thousand shares is as follows.

Decrease due to disposal of treasury stock related to exercise of stock acquisition rights: 276 thousand shares

Decrease due to sales of shares less than a full trading unit: 30 thousand shares

2	Stock acquisition rights

Classification	Breakdown of stock acquisition rights	Balance as of September 30, 2010 (millions of yen)
NKSJ Holdings, Inc.	Stock acquisition rights for stock option	2,362

Total		2,362

3	Dividends

(1)	Dividends paid

NKSJ Holdings, Inc. is a joint holding company established through share exchange on April 1, 2010, so the amounts of dividends paid are the amounts approved at each general meeting of stockholders of wholly-owned subsidiaries mentioned below.

Sompo Japan Insurance Inc.

Resolution	Type of share	Total amount of dividend	Dividend per share	Date of record	Effective date	Source of dividend

General meeting of stockholders held on June 28, 2010	Common stock	19,681 million yen	20 yen	March 31, 2010	June 29, 2010	Retained earnings

NIPPONKOA Insurance Co., Ltd.

Resolution	Type of share	Total amount of dividend	Dividend per share	Date of record	Effective date	Source of dividend

General meeting of stockholders held on June 28, 2010	Common stock	6,019 million yen	8 yen	March 31, 2010	June 29, 2010	Retained earnings

(2)	Of dividends with record date within the six months ended September 30, 2010, dividends with the effective date after September 30, 2010

None.

(Notes to the interim consolidated statements of cash flows)

Six months ended September 30, 2010 (April 1 to September 30, 2010)
*1	Reconciliation of cash and cash equivalents to the line items disclosed in the interim consolidated balance sheet as of September 30, 2010

	Cash and deposits	270,872 million yen
	Call loans	98,497 million yen
	Receivables under resale agreements	82,982 million yen
	Securities	6,511,189 million yen
	Time deposit with an original maturity of more than 3 months	(49,919) million yen
	Securities other than cash equivalents	(6,506,174) million yen

	Cash and cash equivalents	407,447 million yen

2	Cash flows from investing activities include cash flows from investment activities conducted as a part of insurance business.

(Lease transactions)

Six months ended September 30, 2010 (April 1 to September 30, 2010)
1	Finance lease transactions

Finance lease transactions that do not transfer ownership accounted for in a manner similar to accounting treatment for ordinary rental transactions. (Lessee)

(1)	Acquisition cost, accumulated depreciation, accumulated impairment losses and net book value of leased assets

	Acquisition cost (millions of yen)	Accumulated depreciation (millions of yen)	Accumulated impairment losses (millions of yen)	Net book value (millions of yen)
Tangible fixed assets	2,834	2,244	—	589

Acquisition cost includes interest payable thereon because the balance of future lease payment accounts for a small portion of the balance of tangible fixed assets.

(2)	Balance of future lease payments

Due within one year	470 million yen
Due after one year	118 million yen

Total	589 million yen

Balance of impairment losses on leased assets: — million yen

Future lease payment includes interest payable thereon because the balance of future lease payment accounts for a small portion of the balance of tangible fixed assets.

(3)	Lease payment, reversal of impairment loss on leased assets, depreciation equivalent and impairment losses

Lease payment	599 million yen
Reversal of impairment losses on lease assets	— million yen
Depreciation equivalent	599 million yen
Impairment losses	— million yen

(4)	Computation of depreciation equivalent

Depreciation equivalent is computed using the straight-line method over the lease period, with no residual value.

2	Operating lease transactions

Future lease payments related to non-cancelable operating leases

(Lessee)

Due within one year	705 million yen
Due after one year	1,321 million yen

Total	2,027 million yen

(Lessor)

Due within one year	1,544 million yen
Due after one year	7,758 million yen

Total	9,302 million yen

(Financial instruments)

As of September 30, 2010

Carrying amount on the interim consolidated balance sheet, fair value, and unrealized gains (losses) as of September 30, 2010 are as follows.

Meanwhile the financial instruments which NKSJ Holdings, Inc. considers extremely difficult to figure out the fair value are not included in the following table. (Please refer to “Note 2” for details.)

		(Millions of yen)
		Carrying amount on balance sheet		Fair value		Unrealized gains (losses)
(1)	Cash and deposits	270,872		270,872		—
(2)	Call loans	98,497		98,497		—
(3)	Receivables under resale agreements	82,982		82,982		—
(4) (5)	Receivables under securities borrowing transactions Monetary receivables bought	27,146 37,253		27,146 37,253		—
(6)	Money trusts	84,213		84,213		—
(7)	Securities
	Trading securities	14,148		14,148		—
	Bonds held to maturity Policy reserve matching bonds	1,147,965 12,079		1,226,930 12,872		78,964 792
	Securities available for sale	5,147,417		5,147,417		—
(8)	Loans	713,053
	Allowance for possible loan losses (*1)	(1,506)
		711,546		720,445		8,898

Total assets		7,634,122		7,722,778		88,655

(1)	Bonds	128,000		130,956		2,956

Total liabilities		128,000		130,956		2,956

Derivatives transactions (*2)
Not qualifying for hedge accounting		1,470	*	1,470	*	—
Qualifying for hedge accounting		11,719		11,718		(1)

Total derivatives transactions		10,249		10,248		(1)

(*1)	General allowance for possible loan losses and individual allowance for possible loan losses responding to loans are excluded.
(*2)	This table shows derivatives transactions which are allocated on other assets and other liabilities collectively.

Assets and liabilities arising out from derivatives transactions are shown on the net basis. The items which are net debt in total are shown by an asterisk (*).

Notes)

1	Calculation methods for the fair value of financial instruments

Assets

(1)	Cash and deposits

Since all deposits are short term, the fair value approximates the book value, so the book value is presented as the fair value.

(2)	Call loans

Since all call loans are short term, the fair value approximates the book value, so the book value is presented as the fair value.

(3)	Receivables under resale agreements

Since all are short term, the fair value approximates the book value, so the book value is presented as the fair value.

(4)	Receivables under securities borrowing transactions

Since all are short term, the fair value approximates the book value, so the book value is presented as the fair value.

(5)	Monetary receivables bought

The fair value is based on the price quoted by counterparties.

(6)	Money trusts

The fair value of the domestic bonds which are managed as trust assets is based on exchange price, the price released by Japan Securities Dealers Association, the price quoted by counterparties and the over-the-counter average price released by the supplier. The fair value of the domestic stocks which are managed as trust assets is based on exchange price. And the fair value of foreign securities is based on exchange price, the price released by the industry association and the price quoted by counterparties. As for derivatives transactions, the fair value of quoted derivatives is based on exchange price and the fair value of forward foreign exchange is based on forward exchange rate.

(7)	Securities

The fair value of the domestic bonds is based on exchange price, the price released by Japan Securities Dealers Association and the price quoted by counterparties. The fair value of the domestic stocks is based on exchange price. And the fair value of foreign securities is based on exchange price and the price quoted by counterparties.

(8)	Loans

The fair value is the amount of future collection cash flow of each loan which is discounted by the risk free rate for the corresponding the period, adding credit risk premium and liquidity premium thereto, or the total amount of principal and interest which is discounted by the expected interest rate of new loans by the types and categories of internal ratings. For the loans categorized as non-performing, probably irrecoverable, irrecoverable or some intensive control debtors, the fair value is the amount of present value of estimated future cash flow, or since the potential loan losses are estimated based on the amount expected to be covered by collateral and guarantee, the fair value approximates the amount which the current estimated loan losses are deducted from the carrying amount on the consolidated balance sheet, so such amount is presented as the fair value.

Liabilities

(1)	Bonds

The fair value is calculated as the amount of future cash flow discounted at the risk free rate for the corresponding period, adding credit risk premium and liquidity premium thereto.

Derivatives transactions

Please refer to the note in “Derivatives transactions”.

As for derivatives transactions to which hedge accounting is applied, the fair value of forward foreign exchange transactions is calculated using forward exchange rate. The fair value of interest rate swap transactions is based on the price quoted by counterparties or the fair value calculated by discounting future cash flow to the present value.

2	The financial instruments which NKSJ Holdings, Inc. considers extremely difficult to figure out the fair value are as follows. These financial instruments are not included in “(6) Money trusts” and “(7) Securities”.

(Millions of yen)
Carrying amount on balance sheet
Money trusts	435
Domestic bonds	1,000
Domestic stocks	121,509
Foreign securities	41,230
Others	25,838

Total	190,013

Since domestic stocks are the unlisted stocks and do not have the quoted market price, they are not included in the scope of fair value disclosure.

Since foreign securities are the unlisted stocks or investments mainly include the unlisted stocks and do not have the quoted market price, they are not included in the scope of fair value disclosure.

Since others are investments mainly include the real estate or instruments mainly include the unlisted stocks and do not have the quoted market price, they are not included in the scope of fair value disclosure.

(Securities)

As of September 30, 2010

1	Bonds held to maturity

	(Millions of yen)
	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Securities whose fair value exceeds their carrying amount on balance sheet
Domestic bonds	1,074,635	1,153,057	78,421
Foreign securities	46,701	47,441	740

Subtotal	1,121,337	1,200,499	79,161

Securities whose fair value doesn’t exceed their carrying amount on balance sheet
Domestic bonds	2,291	2,227	(64)
Foreign securities	24,336	24,203	(133)

Subtotal	26,628	26,430	(197)

Total	1,147,965	1,226,930	78,964

2	Policy reserve matching bonds

	(Millions of yen)
	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Securities whose fair value exceeds their carrying amount on balance sheet
Domestic bonds	12,079	12,872	792

Securities whose fair value doesn’t exceed their carrying amount on balance sheet
Domestic bonds	—	—	—

Total	12,079	12,872	792

3	Securities available for sale

	(Millions of yen)
	Carrying amount on balance sheet	Cost	Unrealized gains (losses)
Securities whose carrying amount on balance sheet exceeds their cost
Domestic bonds	2,486,904	2,390,706	96,197
Domestic stocks	913,245	463,232	450,012
Foreign securities	524,338	487,609	36,728
Others	69,030	64,353	4,677

Subtotal	3,993,518	3,405,901	587,617

Securities whose carrying amount on balance sheet doesn’t exceed their cost
Domestic bonds	55,228	55,943	(715)
Domestic stocks	576,687	675,493	(98,806)
Foreign securities	540,011	607,468	(67,457)
Others	34,100	35,298	(1,198)

Subtotal	1,206,027	1,374,204	(168,177)

Total	5,199,546	4,780,106	419,439

Notes)

1	Securities available for sale, which are considered extremely difficult to figure out their fair value are not included in the above table.
2	Certificate of deposit, which are classified as cash and deposits and beneficial interests in the loan trusts, which are classified as monetary receivables bought in the interim consolidated balance sheet, are included in “Others” above.
3	Impairment losses on securities available for sale which have readily determinable fair value amount to 6,401 million yen (domestic stocks: 5,123 million yen, foreign securities: 1,277 million yen). Impairment losses on securities available for sale which are considered extremely difficult to figure out their fair value amount to 413 million yen (domestic stocks: 317 million yen, foreign securities: 47 million yen, others: 48 million yen).

NKSJ Holdings, Inc. and its domestic consolidated subsidiaries recognize impairment losses on securities available for sale which have readily determinable fair value if fair value declines by 30% or more of their cost as of the interim balance sheet date, as a rule.

(Money trusts)

As of September 30, 2010

1	Money trusts held to maturity

None.

2	Money trusts classified as other than trading purposes or held to maturity

	(Millions of yen)
	Carrying amount on balance sheet	Cost	Unrealized gains (losses)
Money trusts	26,616	26,359	257

Note)	Money trusts, which are considered extremely difficult to figure out their fair value are not included in the above table.

(Derivatives transactions)

As of September 30, 2010

1	Currency derivatives

	(Millions of yen)
	Notional amount	Due after 1 year of notional amount	Fair value	Unrealized gains (losses)
Over-the-counter transactions:
Forward foreign exchanges:
Short
EUR	66,892	—	(3,062)	(3,062)
USD	29,161	—	760	760
Long
TRY	19,956	—	281	281
USD	19,389	—	(53)	(53)

Total	—	—	(2,073)	(2,073)

Notes)

1	Information on currency derivatives transactions other than the above-mentioned transactions is omitted because of no transactions.

2	Calculation methods for the fair value
The fair value is calculated using forward exchange rate.
As for forward foreign exchanges transactions between foreign currency and the other foreign currency, the fair value is calculated using forward exchange rate of the other foreign currency and yen on the day of forward foreign exchanges transactions.
3	Derivatives transactions to which hedge accounting is applied are excluded.

2	Interest rate derivatives

	(Millions of yen)
	Notional amount	Due after 1 year of notional amount	Fair value	Unrealized gains (losses)
Over-the-counter transactions:
Interest rate swaps:
Receive fix / Pay float	15,000	—	63	63

Total	—	—	63	63

Notes)

1	Information on interest rate derivatives transactions other than the above-mentioned transactions is omitted because of no transactions.
2	Calculation methods for the fair value
The fair value is calculated by discounting future cash flow to the present value.
3	Derivatives transactions to which hedge accounting is applied are excluded.

3	Equity derivatives

	(Millions of yen)
	Notional amount		Due after 1 year of notional amount		Fair value	Unrealized gains (losses)
Market transactions:
Equity index futures:
Short	5,209		—		14	14
Equity index options:
Short
Call	5,417		—
	205	*	—	*	(6)	199
Long
Put	4,400		—
	205	*	—	*	406	201

Total	—		—		414	414

Notes)

1	Information on equity derivatives transactions other than the above-mentioned transactions is omitted because of no transactions.
2	Calculation methods for the fair value
(1)	Equity index futures
The fair value is based on the closing price at major exchanges.
(2)	Equity index options
The fair value is based on the closing price at major exchanges.
3	Amounts with an asterisk (*) represent the amount of the option premiums.

4	Bond derivatives

	(Millions of yen)
	Notional amount	Due after 1 year of notional amount	Fair value	Unrealized gains (losses)
Market transactions:
Bond futures:
Long	1,500	—	3	3

Total	—	—	3	3

Notes)

1	Information on bond derivatives transactions other than the above-mentioned transactions is omitted because of no transactions.
2	Calculation methods for the fair value
The fair value is based on the closing price at major exchanges.

5	Commodity derivatives

None.

6	Others

	(Millions of yen)
	Notional amount		Due after 1 year of notional amount		Fair value	Unrealized gains (losses)
Over-the-counter transactions:
Credit derivatives:
Short	7,000		7,000		18	18
Long	3,000		1,000		3	3
Weather derivatives:
Short	480		—
	28	*	—	*	(14)	13
Earthquake derivatives:
Short	5,000		1,050
	141	*	21	*	(24)	116
Long	3,555		3,033
	366	*	290	*	138	(227)

Total	—		—		121	(75)

Notes)

1	Calculation methods for the fair value
(1)	Credit derivatives
The fair value is based on the price quoted by counterparties.
(2)	Weather derivatives
The fair value is calculated based on the contract term and the element of the contract.
(3)	Earthquake derivatives
The fair value is calculated based on the contract term and the element of the contract.
2	Amounts with an asterisk (*) represent the amount of the option premiums.

(Stock options)

Six months ended September 30, 2010 (April 1 to September 30, 2010)

1	Recorded amount and account on stock options for the six months ended September 30, 2010

Operating, general and administrative expenses: 631 million yen

2	Contents of stock options granted for the six months ended September 30, 2010

Terms of first to sixteenth issue of stock acquisition rights of NKSJ Holdings, Inc. (“NKSJ”) are those granted by NKSJ in lieu of the stock options granted by Sompo Japan Insurance Inc. (“Sompo Japan”). Terms of seventeenth to twenty-second issue of stock acquisition rights of NKSJ are those granted by NKSJ in lieu of the stock options granted by NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”).

[Stock options transferred from Sompo Japan to NKSJ]

Terms of First Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of Sompo Japan	1
	Others (Note 1)	7

Number of stock options by types of shares (Shares)	Common stock	125,000 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to June 27, 2012

Exercise price (Yen)		777

Fair value per share as of the date of issue (Yen)		– (Note 3)

Notes)

1	“Others” in the table represents recipients at the time of issue by Sompo Japan but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.
3	Amount is not indicated because the stock acquisition rights have been issued in accordance with Articles 280-20 and 280-21 of the former Japanese Commercial Code revised in 2001 and have been transferred to NKSJ.

Terms of Second Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of Sompo Japan	0
	Others (Note 1)	1

Number of stock options by types of shares (Shares)	Common stock	10,000 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to June 27, 2012

Exercise price (Yen)		712

Fair value per share as of the date of issue (Yen)		– (Note 3)

Notes)

1	“Others” in the table represents recipients at the time of issue by Sompo Japan but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.
3	Amount is not indicated because the stock acquisition rights have been issued in accordance with Articles 280-20 and 280-21 of the former Japanese Commercial Code revised in 2001 and have been transferred to NKSJ.

Terms of Third Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of Sompo Japan	1
	Others (Note 1)	1

Number of stock options by types of shares (Shares)	Common stock	20,000 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to June 27, 2012

Exercise price (Yen)		581

Fair value per share as of the date of issue (Yen)		– (Note 3)

Notes)

1	“Others” in the table represents recipients at the time of issue by Sompo Japan but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.
3	Amount is not indicated because the stock acquisition rights have been issued in accordance with Articles 280-20 and 280-21 of the former Japanese Commercial Code revised in 2001 and have been transferred to NKSJ.

Terms of Fourth Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of Sompo Japan	0
	Others (Note 1)	3
Number of stock options by types of shares (Shares)	Common stock	30,000 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to June 27, 2012

Exercise price (Yen)		574

Fair value per share as of the date of issue (Yen)		– (Note 3)

Notes)

1	“Others” in the table represents recipients at the time of issue by Sompo Japan but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.
3	Amount is not indicated because the stock acquisition rights have been issued in accordance with Articles 280-20 and 280-21 of the former Japanese Commercial Code revised in 2001 and have been transferred to NKSJ.

Terms of Fifth Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of Sompo Japan	3
	Others (Note 1)	12
Number of stock options by types of shares (Shares)	Common stock	90,000 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to June 27, 2013

Exercise price (Yen)		735

Fair value per share as of the date of issue (Yen)		– (Note 3)

Notes)

1	“Others” in the table represents recipients at the time of issue by Sompo Japan but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.
3	Amount is not indicated because the stock acquisition rights have been issued in accordance with Articles 280-20 and 280-21 of the former Japanese Commercial Code revised in 2001 and have been transferred to NKSJ.

Terms of Sixth Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of Sompo Japan	3
	Others (Note 1)	18

Number of stock options by types of shares (Shares)	Common stock	130,000 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to June 27, 2013

Exercise price (Yen)		901

Fair value per share as of the date of issue (Yen)		– (Note 3)

Notes)

1	“Others” in the table represents recipients at the time of issue by Sompo Japan but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.
3	Amount is not indicated because the stock acquisition rights have been issued in accordance with Articles 280-20 and 280-21 of the former Japanese Commercial Code revised in 2001 and have been transferred to NKSJ.

Terms of Seventh Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of Sompo Japan	5
	Others (Note 1)	27

Number of stock options by types of shares (Shares)	Common stock	255,000 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to June 29, 2014

Exercise price (Yen)		1,167

Fair value per share as of the date of issue (Yen)		– (Note 3)

Notes)

1	“Others” in the table represents recipients at the time of issue by Sompo Japan but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.
3	Amount is not indicated because the stock acquisition rights have been issued in accordance with Articles 280-20 and 280-21 of the former Japanese Commercial Code revised in 2001 and have been transferred to NKSJ.

Terms of Eighth Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of Sompo Japan	6
	Others (Note 1)	26

Number of stock options by types of shares (Shares)	Common stock	262,000 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to June 29, 2014

Exercise price (Yen)		1,082

Fair value per share as of the date of issue (Yen)		– (Note 3)

Notes)

1	“Others” in the table represents recipients at the time of issue by Sompo Japan but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.
3	Amount is not indicated because the stock acquisition rights have been issued in accordance with Articles 280-20 and 280-21 of the former Japanese Commercial Code revised in 2001 and have been transferred to NKSJ.

Terms of Ninth Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of Sompo Japan	11
	Others (Note 1)	34

Number of stock options by types of shares (Shares)	Common stock	363,000 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to June 28, 2015

Exercise price (Yen)		1,148

Fair value per share as of the date of issue (Yen)		– (Note 3)

Notes)

1	“Others” in the table represents recipients at the time of issue by Sompo Japan but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.
3	Amount is not indicated because the stock acquisition rights have been issued in accordance with Articles 280-20 and 280-21 of the former Japanese Commercial Code revised in 2001 and have been transferred to NKSJ.

Terms of Tenth Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of Sompo Japan	11
	Others (Note 1)	35

Number of stock options by types of shares (Shares)	Common stock	365,000 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to June 28, 2015

Exercise price (Yen)		1,665

Fair value per share as of the date of issue (Yen)		– (Note 3)

Notes)

1	“Others” in the table represents recipients at the time of issue by Sompo Japan but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.
3	Amount is not indicated because the stock acquisition rights have been issued in accordance with Articles 280-20 and 280-21 of the former Japanese Commercial Code revised in 2001 and have been transferred to NKSJ.

Terms of Eleventh Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of Sompo Japan	11
	Others (Note 1)	31

Number of stock options by types of shares (Shares)	Common stock	324,000 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to June 28, 2016

Exercise price (Yen)		1,598

Fair value per share as of the date of issue (Yen)		470 (Note 3)

Notes)

1	“Others” in the table represents recipients at the time of issue by Sompo Japan but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.
3	Fair value per share at the time of issue by Sompo Japan is indicated in the table.

Terms of Twelfth Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of Sompo Japan	11
	Others (Note 1)	30

Number of stock options by types of shares (Shares)	Common stock	316,000 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to June 28, 2016

Exercise price (Yen)		1,623

Fair value per share as of the date of issue (Yen)		515 (Note 3)

Notes)

1	“Others” in the table represents recipients at the time of issue by Sompo Japan but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.
3	Fair value per share at the time of issue by Sompo Japan is indicated in the table.

Terms of Thirteenth Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of Sompo Japan	17
	Others (Note 1)	24

Number of stock options by types of shares (Shares)	Common stock	403,000 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to June 27, 2017

Exercise price (Yen)		1,547

Fair value per share as of the date of issue (Yen)		379 (Note 3)

Notes)

1	“Others” in the table represents recipients at the time of issue by Sompo Japan but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.
3	Fair value per share at the time of issue by Sompo Japan is indicated in the table.

Terms of Fourteenth Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of Sompo Japan	17
	Others (Note 1)	24

Number of stock options by types of shares (Shares)	Common stock	382,000 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to June 27, 2017

Exercise price (Yen)		990

Fair value per share as of the date of issue (Yen)		236 (Note 3)

Notes)

1	“Others” in the table represents recipients at the time of issue by Sompo Japan but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.
3	Fair value per share at the time of issue by Sompo Japan is indicated in the table.

Terms of Fifteenth Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of Sompo Japan	27
	Others (Note 1)	1

Number of stock options by types of shares (Shares)	Common stock	297,300 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to August 11, 2033

Exercise price (Yen)		1

Fair value per share as of the date of issue (Yen)		940 (Note 3)

Notes)

1	“Others” in the table represents recipients at the time of issue by Sompo Japan but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.
3	Fair value per share at the time of issue by Sompo Japan is indicated in the table.

Terms of Sixteenth Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of Sompo Japan	41
	Others (Note 1)	1
Number of stock options by types of shares (Shares)	Common stock	747,100 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to August 10, 2034

Exercise price (Yen)		1

Fair value per share as of the date of issue (Yen)		623 (Note 3)

Notes)

1	“Others” in the table represents recipients at the time of issue by Sompo Japan but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.
3	Fair value per share at the time of issue by Sompo Japan is indicated in the table.

[Stock options transferred from NIPPONKOA to NKSJ]

Terms of Seventeenth Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of NIPPONKOA	5
	Others (Note 1)	7

Number of stock options by types of shares (Shares)	Common stock	143,100 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to June 29, 2024

Exercise price (Yen)		1

Fair value per share as of the date of issue (Yen)		596

Notes)

1	“Others” in the table represents recipients at the time of issue by NIPPONKOA but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.

Terms of Eighteenth Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of NIPPONKOA	7
	Others (Note 1)	11
Number of stock options by types of shares (Shares)	Common stock	201,600 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to June 29, 2025

Exercise price (Yen)		1

Fair value per share as of the date of issue (Yen)		596

Notes)

1	“Others” in the table represents recipients at the time of issue by NIPPONKOA but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.

Terms of Nineteenth Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of NIPPONKOA	12
	Others (Note 1)	2
Number of stock options by types of shares (Shares)	Common stock	110,700 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to March 27, 2027

Exercise price (Yen)		1

Fair value per share as of the date of issue (Yen)		610

Notes)

1	“Others” in the table represents recipients at the time of issue by NIPPONKOA but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.

Terms of Twentieth Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of NIPPONKOA	12
	Others (Note 1)	2
Number of stock options by types of shares (Shares)	Common stock	121,500 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to March 17, 2028

Exercise price (Yen)		1

Fair value per share as of the date of issue (Yen)		610

Notes)

1	“Others” in the table represents recipients at the time of issue by NIPPONKOA but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.

Terms of Twenty-First Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of NIPPONKOA	16
	Others (Note 1)	3
Number of stock options by types of shares (Shares)	Common stock	247,500 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to March 16, 2029

Exercise price (Yen)		1

Fair value per share as of the date of issue (Yen)		610

Notes)

1	“Others” in the table represents recipients at the time of issue by NIPPONKOA but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.

Terms of Twenty-Second Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of NIPPONKOA	21
	Others (Note 1)	3
Number of stock options by types of shares (Shares)	Common stock	353,700 (Note 2)

Date of issue	April 1, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	April 1, 2010 to October 7, 2029

Exercise price (Yen)		1

Fair value per share as of the date of issue (Yen)		610

Notes)

1	“Others” in the table represents recipients at the time of issue by NIPPONKOA but who have already been retired as of the date of issue by NKSJ.
2	Number of stock options is indicated by converting to number of shares.

[Stock options granted by NKSJ]

Terms of Twenty-Third Issue of Stock Acquisition Rights of NKSJ

Title and number of recipients	Directors and executive officers of NKSJ	7

	Directors and executive officers of Sompo Japan	40

	Directors and executive officers of NIPPONKOA	26
	(Note 1, 2)
Number of stock options by types of shares (Shares)	Common stock	1,397,800 (Note 3)

Date of issue	August 16, 2010

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	–

Exercise period	August 17, 2010 to August 16, 2035

Exercise price (Yen)		1

Fair value per share as of the date of issue (Yen)		452

Notes)

1	“Directors” in the table excludes outside directors and non-full time directors.
2	Since several directors and executive officers of NKSJ and Sompo Japan or NIPPONKOA hold positions concurrently at more than one of these companies, the actual number of the persons whom the stock acquisition rights are granted is 69.
3	Number of stock options is indicated by converting to number of shares.

(Business combinations)

Six months ended September 30, 2010 (April 1 to September 30, 2010)

1	Business integration

(1)	The name of acquiree and its type of business, reason for the business integration, date of integration, legal form of the integration, name of the controlling entity after the integration, percentage of voting rights acquired and the primary reason for defining the acquirer

(a)	The name of acquiree and its type of business

NIPPONKOA Insurance Co., Ltd.    :Property and casualty insurance business

(b)	Reason for the business integration

In the face of the declining birthrate and aging society—the significant challenges Japan faces in the medium to long-term period—as well as of increased risks associated with depopulating society, deteriorating global climate change, and in response to the diversified consumer demands amidst the individuals’ lifestyle changes, companies are urged to take proper actions and contribute to social safety and to customers’ sense of security.

Based on this shared perspective, Sompo Japan Insurance Inc. (Sompo Japan) and NIPPONKOA Insurance Co., Ltd. (Nipponkoa) decided to establish a—new solution service group which provides customers with security and service of the highest quality and contribute to social welfare, while sharing as a unitary group the strengths nurtured through 120 years of their respective history.

(c)	Date of integration

April, 1, 2010

(d)	Legal form of the integration

Share exchange

(e)	Name of the controlling entity after the integration

NKSJ Holdings, Inc.

(f)	Percentage of voting rights acquired

100%

(g)	The primary reason for defining the acquiror

Sompo Japan was defined as the acquiror based on relative ownership percentage of voting rights in general.

(2)	The business term of the acquiree included in the interim consolidated financial statements

From April 1, 2010 to September 30, 2010

(3)	Acquisition cost with details of the acquiree

Purchase price	444,248 million yen
Amount of stock acquisition rights	713 million yen

Total	444,962 million yen

(4)	Share exchange ratio, basis of calculation for the share exchange and the number of shares to be allotted

(a)	Share exchange ratio

One share of common stock of NKSJ Holdings, Inc. (NKSJ) was allotted and delivered for each share of common stock of Sompo Japan, and 0.9 shares of common stock of NKSJ were allotted and delivered for each share of common stock of Nipponkoa.

(b)	Basis of calculation for the allotment in relation to the share exchange

In order to ensure the fairness of the share exchange ratio to be used in the share exchange, Sompo Japan appointed Nomura Securities Co., Ltd., Mizuho Securities Co., Ltd. and Goldman Sachs Japan Co., Ltd., and Nipponkoa appointed Merrill Lynch Japan Securities Co., Ltd. and Mitsubishi UFJ Securities Co., Ltd. to calculate the share exchange ratio. Based on the calculation results and a comprehensive consideration of the financial conditions, asset conditions and future outlook of the Parties, Sompo Japan and Nipponkoa engaged in careful deliberation concerning the share exchange ratio. The Parties concluded and agreed that the share exchange ratio mentioned above is appropriate.

(c)	Number of shares to be allotted

Sompo Japan	984,055,299 shares
Nipponkoa	677,207,979 shares

(5)	Negative goodwill

(a)	Amount of negative goodwill

149 million yen

(b)	Reason for recognizing negative goodwill

The net amounts of assets acquired and liabilities assumed on the day of business integration exceeded the amount of investment based on evaluation of entity.

(6)	Amounts of assets acquired and liabilities assumed on the day of business integration

Total assets:	3,064,910 million yen
Securities	2,180,871 million yen
Total liabilities:	2,619,450 million yen
Underwriting funds	2,482,288 million yen

2	Business integration

(1)	The name of acquiree and its type of business, reason for the business integration, date of integration, legal form of the integration, name of the controlling entity after the integration, percentage of voting rights acquired and the primary reason for defining the acquiror

(a)	The name of acquiree and its type of business

Tenet Insurance Company Limited (Tenet)    :Property and casualty insurance business

(b)	Reason for the business integration

Through the acquisition of Tenet, Sompo Japan Group plans to further strengthen its solid platform and expand its operations in Singapore and Southeast Asia.

(c)	Date of integration

May, 31, 2010

(d)	Legal form of the integration

Acquisition of shares by cash

(e)	Name of the controlling entity after the integration

Tenet Insurance Company Limited

(f)	Percentage of voting rights acquired

100%

(g)	The primary reason for defining the acquiror

Sompo Japan was defined as the acquiror because Sompo Japan acquired shares of Tenet by cash.

(2)	The business term of the acquiree included in the interim consolidated financial statements

From June 1, 2010 to June 30, 2010

(3)	Acquisition cost with details of the acquiree

Purchase price	97 million Singapore dollar
Direct cost for the acquisition	2 million Singapore dollar

Total	99 million Singapore dollar

(4)	Goodwill

(a)	Amount of goodwill

39 million Singapore dollar

(b)	Reason for recognizing goodwill

The acquisition cost exceeded the net amounts of assets acquired and liabilities assumed on the day of business integration.

(c)	Method and term of amortization

Straight-line amortization in 20 years

(5)	Amounts of assets acquired and liabilities assumed on the day of business integration

Total assets:	122 million Singapore dollar
Deposits	72 million Singapore dollar
Total liabilities:	62 million Singapore dollar
Underwriting funds	55 million Singapore dollar

(Segment information)

[Segment information]

Six months ended September 30, 2010 (April 1 to September 30, 2010)

1	Summary of reportable segments

The reportable segment of NKSJ Holdings, Inc. (NKSJ) is the component of our company, for which discrete financial information is available, and whose operating results are regularly reviewed by the board of directors to make decisions about resources to be allocated to the segment and assess its performance.

The respective group companies of NKSJ determine their comprehensive strategies for their operations as independent management unit and roll out their operations under the group-wide management policy of NKSJ.

Therefore, NKSJ is composed of the business segments which include the respective group companies as a minimum component, and “Property and casualty insurance business” and “Life insurance business” are determined as the reportable segments. NKSJ and other operations which are not covered by the reportable segments, are included in “Others”. The major companies which constitute each reportable segment and “Others” are listed below.

“Property and casualty insurance business” conducts underwriting of property and casualty insurance and related investment activities. “Life insurance business” conducts underwriting of life insurance and related investment activities.

Major companies

Reportable segments

Property and casualty insurance business

Sompo Japan Insurance Inc.

NIPPONKOA Insurance Co., Ltd.

Sonpo 24 Insurance Co., Ltd.

Saison Automobile and Fire Insurance Company, Limited

Sompo Japan Insurance Company of America

Sompo Japan Insurance Company of Europe Limited

Yasuda Seguros S.A.

Life insurance business	Sompo Japan Himawari Life Insurance Co., Ltd. NIPPONKOA Life Insurance Co., Ltd. Sompo Japan DIY Life Insurance Co., Ltd.

Others	NKSJ Holdings, Inc. Sompo Japan DC Securities Co., Ltd. Healthcare Frontier Japan Inc. Sompo Japan Asset Management Co., Ltd. Yasuda Enterprise Development Co., Ltd.

2	Calculation methods for the amount of sales, net income or loss, assets and other items by each reportable segment

The accounting methods of reportable business segments are the same methods as that mentioned in “Significant Accounting Policies for the Preparation of the Interim Consolidated Financial Statements”. Net income or loss attributable to the reportable segments is the amounts based on net income in the interim consolidated statements of income.

Income arising from internal segment is based on the price of transactions among third parties.

3	Information related to the amount of sales, net income or loss, assets and other items by each reportable segment

	(Millions of yen)
	Reportable segments			Others (Note 2)	Total	Adjustment (Note 3)	Carrying amount on the interim consolidated financial statements (Note 4)
	Property and casualty insurance business	Life insurance business	Total
Sales (Note 1)
Sales from transactions with external customers	987,832	108,905	1,096,738	2,335	1,099,074	230,724	1,329,799
Sales arising from internal segment	—	—	—	1,485	1,485	(1,485)	—

Total	987,832	108,905	1,096,738	3,821	1,100,560	229,238	1,329,799

Net income (loss) attributable to segment	27,617	(2,379)	25,237	(1,121)	24,116	—	24,116

Assets attributable to segment	7,346,334	1,671,397	9,017,732	9,091	9,026,824	—	9,026,824

Other items
Depreciation expenses	8,853	629	9,482	127	9,610	—	9,610
Amortization of goodwill	31	936	967	—	967	—	967
Interest and dividend income	65,232	13,535	78,767	1	78,768	(314)	78,453
Interest paid	3,571	46	3,617	5	3,623	(4)	3,619
Investment gains (losses) on the equity method	(129)	—	(129)	0	(128)	—	(128)
Extraordinary gains:	2,025	—	2,025	—	2,025	(10)	2,015
Gains on negative goodwill	149	—	149	—	149	—	149
Extraordinary losses:	4,438	493	4,932	1	4,934	(10)	4,923
Impairment losses	662	—	662	—	662	—	662
Income tax expense	12,524	(491)	12,032	10	12,043	—	12,043
Investment in affiliates accounted for under the equity method	19,127	—	19,127	1,159	20,286	—	20,286
Increase in tangible fixed assets and intangible fixed assets	7,788	1,446	9,235	353	9,588	—	9,588

Notes)

1 The definitions of sales are as follows.
Property and casualty insurance business:	Net premiums written
Life insurance business:	Life insurance premiums written
“Others” and carrying amount on the interim consolidated financial statements:	Ordinary income
2 “Others” is business segments which are not included in reportable segments. It includes other operations.
3 Adjustments of sales are as follows.
Elimination of transactions arising from internal segment:	(1,485) million yen
Ordinary income related to property and casualty insurance business and life insurance business excluding net premiums written and life insurance premiums written:	230,724 million yen
4 Net income or loss attributable to segment is adjusted to net income in the interim consolidated statements of income.

[Related information]

Six months ended September 30, 2010 (April 1 to September 30, 2010)

1	Information by products and services

(1)	Property and casualty insurance business

	(Millions of yen)
	Fire and allied insurance	Marine insurance	Personal accident insurance	Voluntary automobile insurance	Compulsory automobile liability insurance	Others	Total
Sales from transactions with external customers	114,169	23,893	96,874	490,656	124,069	138,170	987,832

Note) Sales represent amounts of net premiums written.

(2)	Life insurance business

	(Millions of yen)
	Individual insurance	Individual annuities	Group insurance	Group annuities	Total
Sales from transactions with external customers	98,589	5,178	5,138	—	108,905

Note) Sales represent amounts of life insurance premiums written.

2	Information by geographic area

(1)	Sales

Geographic information is omitted because sales from transactions with external customers attributed to Japan constitute more than 90 percent of sales in the interim consolidated statements of income.

(2)	Tangible fixed assets

Geographic information is omitted because tangible fixed assets located in Japan constitute more than 90 percent of tangible fixed assets in the interim consolidated balance sheets.

3	Information by major customers

None.

[Information related to impairment losses on fixed assets by reportable segments]

Six months ended September 30, 2010 (April 1 to September 30, 2010)

	(Millions of yen)
	Reportable segments			Others	Unallocated amounts and eliminations	Total
	Property and casualty insurance business	Life insurance business	Total
Impairment losses	662	—	662	—	—	662

[Information related to amortization of goodwill and balance of goodwill by reportable segments]

Six months ended September 30, 2010 (April 1 to September 30, 2010)

	(Millions of yen)
	Reportable segments			Others	Unallocated amounts and eliminations	Total
	Property and casualty insurance business	Life insurance business	Total
Amortization for the six months ended September 30, 2010	31	936	967	—	—	967
Balance as of September 30, 2010	2,429	20,288	22,718	—	—	22,718

[Information related to gains on negative goodwill by reportable segments]

Six months ended September 30, 2010 (April 1 to September 30, 2010)

	(Millions of yen)
	Reportable segments			Others	Unallocated amounts and eliminations	Total
	Property and casualty insurance business	Life insurance business	Total
Gains on negative goodwill	149	—	149	—	—	149

Outline of events resulting in recognition of gains on negative goodwill

Property and casualty insurance business:

As mentioned in “Business Combinations”, Sompo Japan Insurance Inc., which was defined as the acquirer, acquired NIPPONKOA Insurance Co., Ltd. through share exchange, and NKSJ Holdings, Inc. was established as a joint holding company as of April 1, 2010.

(Per share information)

Six months ended September 30, 2010
(April 1 to September 30, 2010)
Total net assets per share	673.01 yen
Net income per share—Basic	14.52 yen
Net income per share—Diluted	14.50 yen

Notes)

1	Calculation of basic net income per share and diluted net income per share is based on the following figures.

(Millions of yen)
Six months ended September 30, 2010 (April 1 to September 30, 2010)
Net income per share—Basic
Net income	24,116
Net income not attributable to common stockholders	—
Net income attributable to common stocks	24,116
Average number of common stocks outstanding	thousand shares 1,660,781
Net income per share—Diluted
Adjustment of net income	—
Increase of common stocks:	thousand shares 2,306
Stock acquisition rights	thousand shares 2,306
Outline of dilutive shares which are not included in the calculation of diluted net income per share because they do not have dilutive effect	Stock acquisition rights: 14 types Number of dilutive shares: 3,020,000 shares

2	Calculation of total net assets per share is based on the following figures.

(Millions of yen)
As of September 30, 2010
Total net assets	1,122,876
Amount to be deducted from total net assets:	(5,336)
Stock acquisition rights	(2,362)
Non-controlling interests	(2,973)
Total net assets attributable to common stocks	1,117,540
Number of common stocks used for calculation of total net assets per share	thousand shares 1,660,501

(Significant subsequent events)

None.

2.	Other

(1)	Quarterly Consolidated Statements of Income for the Second Quarter Consolidated Accounting Period

The interim audit and the quarterly review of the quarterly consolidated statements of income for the second quarter consolidated accounting period are not carried out, since NKSJ Holdings, Inc. conducts business defined in the provision of Article17-15 Paragraph 2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

(Millions of yen)
Three months ended September 30, 2010 (July 1 to September 30, 2010)
Ordinary income:	666,352
Underwriting income:	641,911
Net premiums written	482,881
Deposits of premiums by policyholders	40,251
Interest and dividend income on deposits of premiums, etc.	14,886
Life insurance premiums written	60,820
Reversal of reserve for outstanding losses and claims	24,641
Reversal of underwriting reserves	16,454
Investment income:	21,750
Interest and dividend income	34,488
Investment gains on money trusts	527
Investment gains on trading securities	35
Gains on sales of securities	3,155
Transfer of interest and dividend income on deposits of premiums, etc.	(14,886)
Other ordinary income	2,690
Ordinary expenses:	650,829
Underwriting expenses:	529,409
Net claims paid	315,565
Loss adjustment expenses	32,421
Net commissions and brokerage fees	85,743
Maturity refunds to policyholders	96,352
Life insurance claims paid	14,568
Provision for underwriting reserves	(16,475)
Investment expenses:	12,418
Investment losses on money trusts	82
Losses on sales of securities	853
Impairment losses on securities	1,904
Operating, general and administrative expenses	106,464
Other ordinary expenses:	2,538
Interest paid	1,826

Ordinary profit	15,522

Extraordinary gains:	26
Gains on disposal of fixed assets	26
Extraordinary losses:	1,451
Losses on disposal of fixed assets	193
Impairment losses	625
Provision for reserves under the special laws:	479
Provision for reserve for price fluctuation	479
Other extraordinary losses	153

Income before income taxes and non-controlling interests	14,096

Income taxes	3,515

Income before non-controlling interests	10,581

Non-controlling interests	(112)

Net income	10,693

Note)	The above figures represent amounts deducting amounts of the quarterly consolidated statements of income for the first quarter consolidated accounting period from amounts of the interim consolidated statements of income.

(Segment information)

[Segment information]

1	Information related to the amount of sales and net income or loss by each reportable segment

Three months ended September 30, 2010 (July 1 to September 30, 2010)

	(Millions of yen)
	Reportable segments			Others (Note 2)	Total	Adjustment (Note 3)	Carrying amount on the quarterly consolidated statements of income (Note 4)
	Property and casualty insurance business	Life insurance business	Total
Sales (Note 1)
Sales from transactions with external customers	482,881	60,820	543,701	1,174	544,875	121,477	666,352
Sales arising from internal segment	—	—	—	716	716	(716)	—

Total	482,881	60,820	543,701	1,890	545,592	120,760	666,352

Net income (loss) attributable to segment	12,574	(1,692)	10,882	(188)	10,693	—	10,693

Notes)

1 The definitions of sales are as follows.
Property and casualty insurance business:	Net premiums written
Life insurance business:	Life insurance premiums written
“Others” and carrying amount on the quarterly consolidated statements of income:	Ordinary income
2 “Others” is business segments which are not included in reportable segments. It includes other operations.
3 Adjustments of sales are as follows.
Elimination of transactions arising from internal segment:	(716) million yen
Ordinary income related to property and casualty insurance business and life insurance business excluding net premiums written and life insurance premiums written:	121,477 million yen
4 Net income or loss attributable to segment is adjusted to net income in the quarterly consolidated statements of income.

(Per share information)

Three months ended September 30, 2010 (July 1 to September 30, 2010)
Net income per share—Basic	6.44 yen
Net income per share—Diluted	6.43 yen

Note) Calculation of basic net income per share and diluted net income per share is based on the following figures.

(Millions of yen)
Three months ended September 30, 2010 (July 1 to September 30, 2010)
(1) Net income per share—Basic
Net income	10,693
Net income not attributable to common stockholders	—
Net income attributable to common stocks	10,693
Average number of common stocks outstanding	thousand shares 1,660,470
(2) Net income per share—Diluted
Adjustment of net income	—
Increase of common stocks	thousand shares 2,539

(2)	Other

None.

3.	Interim Financial Statements (Non-consolidated)

(1)	Interim Balance Sheets (Non-consolidated)

		(Millions of yen)
		As of September 30, 2010
Assets:
Current assets:
Cash and bank deposits		2,269
Accounts receivable		240

Total current assets		2,509

Fixed assets:
Tangible fixed assets	*1	275
Investments and other assets:
Investments in subsidiaries and affiliates		878,799
Others		67

Total investments and other assets		878,866

Total fixed assets		879,142

Total assets		881,652

Liabilities:
Current liabilities:
Short-term borrowings		2,200
Income taxes payable		7
Reserve for bonus payments		104
Others		123

Total current liabilities		2,435

Total liabilities		2,435

Net assets:
Shareholders’ equity:
Common stock		100,045
Capital surplus:
Capital reserves		25,045
Other capital surplus		751,814

Total capital surplus		776,859

Retained earnings:
Other retained earnings:
Retained earnings carried forward		476

Total retained earnings		476

Treasury stock		(527)

Total shareholders’ equity		876,854

Stock acquisition rights		2,362

Total net assets		879,217

Total liabilities and net assets		881,652

(2)	Interim Statements of Income (Non-consolidated)

		(Millions of yen)
		Six months ended September 30, 2010 (April 1 to September 30, 2010)
Operating income:
Dividends received from subsidiaries and affiliates		1,200
Fees received from subsidiaries and affiliates		1,223

Total operating income		2,423

Operating expenses:
Operating, general and administrative expenses	*1	1,235

Total operating expenses		1,235

Operating profit		1,187

Non-operating income		0
Non-operating expenses:
Amortization of establishment costs		704
Others		4

Total non-operating expenses		709

Ordinary profit		478

Income before income taxes		478

Income taxes		1

Total income taxes		1

Net income		476

(3)	Interim Statements of Changes in Net Assets (Non-consolidated)

(Millions of yen)
Six months ended September 30, 2010 (April 1 to September 30, 2010)
Shareholders’ equity:
Common stock:
Balance at the beginning of the period	—
Changes during the period
Issuance of new stocks - exercise of stock acquisition rights	45
Increase due to share exchange	100,000

Total changes during the period	100,045

Balance at the end of the period	100,045

Capital surplus:
Capital reserves
Balance at the beginning of the period	—
Changes during the period
Issuance of new stocks - exercise of stock acquisition rights	45
Increase due to share exchange	25,000

Total changes during the period	25,045

Balance at the end of the period	25,045

Other capital surplus:
Balance at the beginning of the period	—
Changes during the period
Disposal of treasury stock	31
Increase due to share exchange	751,782

Total changes during the period	751,814

Balance at the end of the period	751,814

Retained earnings:
Other retained earnings:
Retained earnings carried forward:
Balance at the beginning of the period	—
Changes during the period
Net income	476

Total changes during the period	476

Balance at the end of the period	476

Treasury stock:
Balance at the beginning of the period	—
Changes during the period
Acquisition of treasury stock	(708)
Disposal of treasury stock	180

Total changes during the period	(527)

Balance at the end of the period	(527)

Total shareholders’ equity:
Balance at the beginning of the period	—
Changes during the period
Issuance of new stocks - exercise of stock acquisition rights	91
Net income	476
Acquisition of treasury stock	(708)
Disposal of treasury stock	212
Increase due to share exchange	876,782

Total changes during the period	876,854

Balance at the end of the period	876,854

(Millions of yen)
Six months ended September 30, 2010 (April 1 to September 30, 2010)
Stock acquisition rights:
Balance at the beginning of the period	—
Changes during the period
Net changes in items other than shareholders’ equity	2,362

Total changes during the period	2,362

Balance at the end of the period	2,362

Total net assets:
Balance at the beginning of the period	—
Changes during the period
Issuance of new stocks - exercise of stock acquisition rights	91
Net income	476
Acquisition of treasury stock	(708)
Disposal of treasury stock	212
Increase due to share exchange	876,782
Net changes in items other than shareholders’ equity	2,362

Total changes during the period	879,217

Balance at the end of the period	879,217

Significant Accounting Policies for the Preparation of the Interim Financial Statements

Six months ended September 30, 2010 (April 1 to September 30, 2010)

1 Valuation policies and methods for securities	Stocks of subsidiaries and affiliates are carried at cost based on the moving-average method.

2 Depreciation methods of fixed assets

Depreciation of tangible fixed assets is computed using the declining-balance method, except for buildings (excluding fixtures attached to buildings) on which depreciation is computed using the straight-line method.

Useful lives of major tangible fixed assets are as follows.

Buildings:	8 to 38 years
Fixtures and equipment:	4 to 15 years

3 Accounting methods of deferred assets	Establishment costs are expensed in the period incurred.

4 Accounting policies for reserves	In order to provide for employees’ bonus payments, reserve for bonus payments is recorded, based on the estimated amounts to be paid as of the interim balance sheet date.

5 Accounting for consumption taxes	National and local consumption taxes are accounted for using the tax-excluded method.

Additional Information

Six months ended September 30, 2010 (April 1 to September 30, 2010)

(Subsidiaries merged and became a direct subsidiary of NKSJ Holdings, Inc.)

Information is omitted since it is same as “Additional Information (Subsidiaries merged and became a direct subsidiary of NKSJ Holdings, Inc.)” in the interim consolidated financial statements.

Notes to the Interim Financial Statements

(Note to the interim balance sheets)

As of September 30, 2010

*1 Accumulated depreciation of tangible fixed assets amounts to 22 million yen.

(Note to the interim statements of income)

Six months ended September 30, 2010 (April 1 to September 30, 2010)
*1 Depreciation expenses
Tangible fixed assets 22 million yen

(Note to the interim statements of changes in net assets)

Six months ended September 30, 2010 (April 1 to September 30, 2010)

Type and number of treasury stock

	Number as of March 31, 2010 (thousand shares)	Increase for the six months ended September 30, 2010 (thousand shares)	Decrease for the six months ended September 30, 2010 (thousand shares)	Number as of September 30, 2010 (thousand shares)
Common stock	—	1,214	307	907

Total	—	1,214	307	907

Notes)

1	Breakdown of increase in treasury stock of common stock of 1,214 thousand shares is as follows.

Increase due to acquisition of treasury stock in accordance with approval by board of directors: 1,000 thousand shares

Increase due to purchase of shares less than a full trading unit: 214 thousand shares

2	Breakdown of decrease in treasury stock of common stock of 307 thousand shares is as follows.

Decrease due to disposal of treasury stock related to exercise of stock acquisition rights: 276 thousand shares

Decrease due to sales of shares less than a full trading unit: 30 thousand shares

(Securities)

As of September 30, 2010

Since stocks of subsidiaries and affiliates (Carrying amount on the interim balance sheet is 878,799 million yen of stocks of subsidiaries.) do not have the quoted market price and NKSJ Holdings, Inc. considers extremely difficult to figure out the fair value, they are not included in the scope of fair value disclosure.

(Business combinations)

Six months ended September 30, 2010 (April 1 to September 30, 2010)

1	Business integration

Notes for business integration are omitted since they are shown in “Notes to the Interim Consolidated Financial Statements (Business combinations) 1 Business integration” in the interim consolidated financial statements.

(Per share information)

Six months ended September 30, 2010 (April 1 to September 30, 2010)
Total net assets per share	528.06 yen
Net income per share—Basic	0.28 yen
Net income per share—Diluted	0.28 yen

Notes)

1	Calculation of basic net income per share and diluted net income per share is based on the following figures.

(Millions of yen)
Six months ended September 30, 2010 (April 1 to September 30, 2010)
Net income per share—Basic
Net income	476
Net income not attributable to common stockholders	—
Net income attributable to common stocks	476
Average number of common stocks outstanding	thousand shares 1,660,781
Net income per share—Diluted
Adjustment of net income	—
Increase of common stocks:	thousand shares 2,306
Stock acquisition rights	thousand shares 2,306
Outline of dilutive shares which are not included in the calculation of diluted net income per share because they do not have dilutive effect	Stock acquisition rights: 14 types Number of dilutive shares: 3,020,000 shares

2	Calculation of total net assets per share is based on the following figures.

(Millions of yen)
As of September 30, 2010
Total net assets	879,217
Amount to be deducted from total net assets:	(2,362)
Stock acquisition rights	(2,362)
Total net assets attributable to common stocks	876,854
Number of common stocks used for calculation of total net assets per share	thousand shares 1,660,501

(Significant subsequent events)

None.

4.	Other

None.

Part 2: Information on party(ies) providing guaranty to the Reporting Company

(Omitted.)

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Quarterly Securities Reports.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Risk of intensification of competition in the property and casualty insurance business

(3)	Changes to laws, regulations, and systems

(4)	Natural catastrophe risks related to insurance products

(5)	Occurrence of losses exceeding projection

(6)	Reinsurance risk

(7)	Effects of declining stock price

(8)	Effects of fluctuation in interest rate

(9)	Credit risk

(10)	Effects of fluctuation in foreign exchange rate

(11)	Liquidity risk

(12)	Life insurance business risks

(13)	Overseas business risk

(14)	Non-insurance business risk

(15)	Credit rating downgrade

(16)	Business interruption risk in case of natural disasters, etc.

(17)	Information security risk

(18)	Reputational risk

(19)	System integration risk

(20)	Risk of failure to adequately realize business integration synergies

(21)	Risks related to merger of life insurance subsidiaries

(22)	Other risks

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